   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 28, 1995


                                                       REGISTRATION NO. 33-63957
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------
                             KINETIC CONCEPTS, INC.
             (Exact name of registrant as specified in its charter)

               TEXAS                              7352                            74-1891727
  (State or other jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)       Classification Code Number)          Identification Number)


              KINETIC CONCEPTS, INC.                                  RAYMOND R. HANNIGAN
                8023 VANTAGE DRIVE                           PRESIDENT AND CHIEF EXECUTIVE OFFICER
             SAN ANTONIO, TEXAS 78230                                KINETIC CONCEPTS, INC.
                  (210) 524-9000                                       8023 VANTAGE DRIVE
               (210) 308-3993 (FAX)                                 SAN ANTONIO, TEXAS 78230
                                                                         (210) 524-9000
   (Address, including zip code, and telephone                        (210) 308-3993 (FAX)
                      number,                                 (Name, address, including zip code,
  including area code, of registrant's principal           and telephone number, including area code,
                executive offices)                             of registrant's agent for service)


                             ---------------------
                                   Copies to:

             STEPHEN D. SEIDEL, ESQ.                                 THOMAS C. SADLER, ESQ.
             COX & SMITH INCORPORATED                                   LATHAM & WATKINS
        112 EAST PECAN STREET, SUITE 1800                       633 W. FIFTH STREET, SUITE 4000
             SAN ANTONIO, TEXAS 78205                          LOS ANGELES, CALIFORNIA 90071-2007
                  (210) 554-5500                                         (213) 485-1234
               (210) 226-8395 (FAX)                                   (213) 891-8763 (FAX)

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or investment reinvestment plans, check the following box. / /
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             KINETIC CONCEPTS, INC.

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

        FORM S-3 ITEM NUMBER AND HEADING                 CAPTION OR LOCATION IN PROSPECTUS
-------------------------------------------------   -------------------------------------------
 1.   Forepart of the Registration Statement and
        Outside Front Cover Page of Prospectus...   Facing Page of Registration Statement;
                                                    Cross Reference Sheet; Outside Front Cover
                                                      of Prospectus
 2.   Inside Front and Outside Back Cover Pages
        of Prospectus............................   Inside Front Cover and Outside Back Cover
                                                      Pages of Prospectus
 3.   Summary Information, Risk Factors and Ratio
        of Earnings to Fixed Charges.............   Prospectus Summary; Risk Factors
 4.   Use of Proceeds............................   Use of Proceeds
 5.   Determination of Offering Price............   Outside Front Cover Page of Prospectus
 6.   Dilution...................................   Not Applicable
 7.   Selling Security Holders...................   Management; Principal and Selling
                                                    Shareholders
 8.   Plan of Distribution.......................   Underwriting
 9.   Description of Securities to be
        Registered...............................   Description of Capital Stock
10.   Interests of Named Experts and Counsel.....   Not Applicable
11.   Material Changes...........................   Not Applicable
12.   Incorporation of Certain Information by
        Reference................................   Documents Incorporated By Reference
13.   Disclosure of Commission Position on
        Indemnification for Securities Act
        Liabilities..............................   Not Applicable

***************************************************************************
*                                                                         *
*  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A  *
*  REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED     *
*  WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT  *
*  BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE        *
*  REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT    *
*  CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY     *
*  NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH  *
*  SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO            *
*  REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH    *
*  STATE.                                                                 *
*                                                                         *
***************************************************************************



                 SUBJECT TO COMPLETION, DATED DECEMBER 28, 1995


PROSPECTUS

                                8,185,849 SHARES


                                      LOGO

                             KINETIC CONCEPTS, INC.
                                  COMMON STOCK

                         ------------------------------

     All of the shares of Common Stock offered hereby will be sold by James R. Leininger, M.D., Peter A. Leininger, M.D., John H. Leininger, O.D., Daniel E. Leininger and certain family trusts and charitable foundations (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not directly receive any of the proceeds from the sale of shares by any Selling Shareholder. See "Use of Proceeds."



     The Common Stock is quoted on the Nasdaq National Market under the symbol "KNCI." On December 27, 1995, the last reported sale price for the Common Stock was $11 7/8 per share. See "Price Range of Common Stock."

                         ------------------------------

     FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" ON PAGES 6 TO 8.

                         ------------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.


-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                           UNDERWRITING           PROCEEDS
                                        PRICE TO           DISCOUNTS AND         TO SELLING
                                         PUBLIC           COMMISSIONS(1)       SHAREHOLDERS(2)
-------------------------------------------------------------------------------------------------
Per Share.........................       $                   $                    $
-------------------------------------------------------------------------------------------------
Total(3)..........................     $                   $                    $
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the offering payable by the Company and the
    Selling Shareholders estimated at $          .

(3) Certain Selling Shareholders have granted the Underwriters a 30-day option to purchase up to an additional 1,227,877 shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to the Selling
    Shareholders will be $          , $          and $          , respectively.
    See "Principal and Selling Shareholders" and "Underwriting."

                         ------------------------------

     The shares of Common Stock are offered subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that
delivery of the shares will be made on or about           , 1996 at the offices
of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

                         ------------------------------

BEAR, STEARNS & CO. INC.                               ALEX. BROWN & SONS
                                                          INCORPORATED


                                           , 1996

                         [INSIDE FRONT COVER PICTURE]



     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in or incorporated by reference into this Prospectus. Unless the context otherwise indicates, references in this Prospectus to the "Company" or "Kinetic Concepts" are to Kinetic Concepts, Inc. and its subsidiaries.

                                  THE COMPANY


     Kinetic Concepts designs, manufactures, markets and distributes therapeutic products, primarily specialty hospital beds, mattress overlays and mattress replacement systems, that treat and prevent the complications of immobility. Persons may become immobilized as a result of surgery, trauma or disease such as congestive heart failure, respiratory failure, stroke, chronic neurological disorder, coma, burns, cancer and AIDS. Prolonged patient immobility can result in a variety of complications including (i) skin breakdown (decubitus ulcers or pressure sores), (ii) circulatory complications such as deep vein thrombosis and edema, and (iii) respiratory problems such as pneumonia. These complications occur frequently, can increase patient treatment costs by as much as $75,000 and can result in death. By preventing these complications or accelerating the healing process, the Company's products and services can significantly reduce the cost of patient care. Because many of its products are used primarily by the elderly (the fastest growing segment of the U.S. population), the Company believes that the use of its products and services should grow.



     From an initial base of specialty hospital beds designed for and used almost exclusively in acute care hospitals, the Company has broadened its product line and expanded its distribution network to serve the extended care (e.g., skilled nursing facilities and rehabilitation centers) and home care settings. More recently, Kinetic Concepts has applied its therapeutic expertise to develop innovative medical devices to treat wounds and prevent deep vein thrombosis. The Company has also developed a product line to aid in the care of obese patients.


     The Company believes that it is well positioned to meet the significant changes currently affecting the market for health care products and services. Among these changes are: the increased pressure on health care providers to control costs and improve patient outcomes; the accelerating migration of patients from acute care facilities into extended and home care settings; the consolidation of health care providers and national and regional group purchasing organizations; and the growing demand for clinically proven and cost effective therapies. Kinetic Concepts is positioning itself for future growth in this evolving market by:


     ADDRESSING INDUSTRY COST CONTROL PRESSURES. The Company believes it can best serve cost conscious health care providers by offering cost effective therapies. Kinetic Concepts offers a broad line of specialty hospital beds, mattress overlays, mattress replacement systems and medical devices that help reduce the overall cost of patient care by allowing health care providers to match the needs of particular patients with appropriate therapies, whether in a hospital, an extended care facility or at home. The Company also offers health care providers a variety of rental, lease and purchase options on most of its products. Moreover, the Company's national distribution network enables Kinetic Concepts to offer a single source solution to national and regional purchasing entities.



     FURTHER PENETRATING THE ACUTE CARE MARKET. The Company serves over 1000 medium to large hospitals and is presently focusing its marketing efforts on an additional 2000 similarly sized hospitals in which the Company has a relatively small presence. The Company believes that the recent introduction of four new, technologically advanced products -- the TriaDyne, the BariKare, the PlexiPulse All-in-1 System and The V.A.C. -- will enable Kinetic Concepts to further penetrate the acute care market.


     INCREASING PRESENCE IN EXTENDED AND HOME CARE SETTINGS. The Company provides therapies to patients across multiple care settings with its broad product line which is designed to provide a "Continuum of Care." The Company's sizable clinical staff also enables it to make on-site recommendations on appropriate patient surfaces during the transition between care settings. Because of the cost pressures within the health care industry, patients are leaving the acute care setting sooner, thereby increasing the demand for the Company's products in the extended and home care settings. This demand increases the utilization of certain of the

Company's products which were originally developed for acute care settings and provides an additional market for sales of low-cost products such as mattress overlays and mattress replacement systems.


     EXPANDING INTERNATIONAL MARKETS. Health care systems in established economies are increasingly seeking methods to provide improved care at a reduced cost and are therefore becoming aware of the benefits of therapeutic patient support surfaces. The delivery of improved levels of health care is also growing in certain emerging economies. The Company has expanded to serve the growing international market by establishing direct operations in ten foreign countries and by utilizing independent dealers in other selected markets.



     CAPITALIZING ON INDUSTRY LEADERSHIP IN CLINICAL RESEARCH. Kinetic Concepts believes that it maintains the most extensive collection of published clinical studies in its industry, which serves as the foundation of its marketing program -- The Clinical Advantage. These studies support the cost effectiveness of the Company's products and provide the necessary clinical data demanded by health care providers.



     UTILIZING INFORMATION PROGRAMS. The health care industry requires advanced management information programs to capture cost of service and patient outcome data. Kinetic Concepts has made substantial investments in its proprietary information system and several management information programs that collect and analyze patient data and enable the Company to deliver its products and services more cost effectively.


     CONTINUING PRODUCT INNOVATION. The Company continues to search for new therapies and technologies to improve patient outcomes and to reduce the cost of patient care. Since January 1994, the Company has introduced a number of new products including: the TriaDyne, a multiple therapy bed; the BariKare, a specialty bed for obese patients; the PlexiPulse All-in-1 System, a non-invasive vascular assist device; and The V.A.C., a medical device that promotes wound healing.


     Beginning in 1993, the Company recognized the need to restructure its management and operations to meet the needs of the changing health care environment. The Company's Chairman began assembling a new management team that has concentrated on the Company's core lines of business, divested underperforming businesses and implemented various programs to reduce the Company's operating costs and to improve its information systems. In September 1994, the Company settled a patent infringement suit with its principal competitor for $84.8 million. The proceeds of this settlement and the divestitures were used to repay the Company's long-term debt and provide additional funds for future growth.


                                  THE OFFERING


Common Stock offered by the Selling
Shareholders................................     8,185,849 shares



Common Stock to be outstanding after this
offering(1).................................


                                                44,332,778 shares



Use of Proceeds.............................    The Company will not directly
                                                receive any proceeds from the
                                                sale of the shares. However,
                                                James R. Leininger, M.D., the
                                                Company's Chairman of the Board,
                                                will repay a loan from the
                                                Company in the amount of $10
                                                million, plus accrued interest,
                                                from his proceeds of this
                                                offering. See "Use of Proceeds."


Nasdaq National Market Symbol...............    KNCI
---------------


(1) Excludes approximately 2,857,333 shares of Common Stock subject to outstanding options granted by the Company under certain stock option plans and through direct grants, of which 1,079,435 shares are exercisable as of the date of this Prospectus, 1,400,000 shares of Common Stock issuable upon the exercise of stock options to be granted, subject to final approval by the Company's Board of Directors and shareholders, under the 1995 Senior Executive Stock Option Plan, and 150,000 shares of Common Stock issuable upon the exercise of an outstanding warrant. See "Management" and "Shares Eligible For Future Sale."

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                       NINE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,                NINE MONTHS ENDED          SEPTEMBER 30,
                             --------------------------------------------       SEPTEMBER 30,        ----------------------
                                                                PRO FORMA    --------------------    PRO FORMA    PRO FORMA
                               1992        1993        1994      1994(1)       1994        1995       1994(1)      1995(1)
                             --------    --------    --------   ---------    --------    --------    ---------    ---------
CONSOLIDATED STATEMENT OF
  EARNINGS DATA:
  Total revenue............. $278,491    $268,872    $269,646   $222,084     $210,075    $178,423    $162,686     $176,938
                             --------    --------    --------   --------     --------    --------
  Gross profit..............  102,822      80,519      91,023     74,289       68,404      65,435      52,141       63,950
                             --------    --------    --------   --------     --------    --------
  Operating
    earnings(2)(3)..........   55,112      20,535     124,078    113,383      110,398      31,028     100,937       33,373
  Interest expense (income),
    net.....................    7,195       5,908       4,528     (1,209)       5,477      (3,496)         15       (4,140)
                             --------    --------    --------   --------     --------    --------
  Income taxes..............   19,405       7,175      55,949     44,591       49,625      14,175      38,626       15,348
                             --------    --------    --------   --------     --------    --------
  Net earnings(2)(4)........ $ 28,512    $  8,062    $ 64,383   $ 70,783     $ 56,078    $ 20,349    $ 63,078     $ 22,165
                             ========    ========    ========   ========     ========    ========
  Earnings per
    share(2)(5)............. $   0.63    $   0.18    $   1.46   $   1.60     $   1.27    $   0.45    $   1.43     $   0.49
                             ========    ========    ========   ========     ========    ========
  Shares used in earnings
    per share
    computations............   45,060      44,627      44,143     44,143       44,006      45,306      44,006       45,306
  Cash flow provided by
    operations.............. $ 58,007    $ 56,538    $ 96,451                $116,627    $ 44,151
  Capital expenditures...... $ 43,317    $ 33,402    $ 13,814                $ 10,706    $ 25,190

                                                                                         AS OF SEPTEMBER 30, 1995
                                                                                       -----------------------------
                                                                                        ACTUAL        AS ADJUSTED(6)
                                                                                       --------       --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents..........................................................  $ 49,853          $ 59,853
  Working capital....................................................................  $ 95,176          $105,176
  Total assets.......................................................................  $239,248          $239,248
  Total debt, noncurrent.............................................................        --                --
  Equity and other capital accounts..................................................  $203,162          $203,162

---------------


(1) The unaudited pro forma selected consolidated financial data is based on the historical financial statements of the Company, giving effect to the sale of certain assets of the Company's Medical Services Division ("Medical Services") and all of the capital stock of KCI Financial Services, Inc. ("KCIFS") as if such sales had been consummated as of January 1, 1994, and giving effect to such other assumptions and adjustments as set forth in the notes accompanying the pro forma condensed consolidated statements of earnings. Such adjustments do not include any adjustments for the sale of the assets of Medical Retro Design, Inc. ("MRD"). The operating results and sales proceeds of MRD were not material compared to the overall results of the Company. See Unaudited Pro Forma Condensed Consolidated Statements of Earnings and the notes thereto and Consolidated Financial Statements and the notes thereto included in this Prospectus.


(2) See Note 11 of Notes to Consolidated Financial Statements.

(3) Excluding the effect of the proceeds of $84.8 million from the patent litigation settlement and other unusual items, operating earnings and pro forma operating earnings for the year ended December 31, 1994 would have been $39.2 million and $38.6 million, respectively, and operating earnings and pro forma operating earnings for the nine months ended September 30, 1994 would have been $27.5 million and $26.2 million, respectively.

(4) Excluding the effect of the proceeds of $84.8 million from the patent litigation settlement and other unusual items, net earnings and pro forma net earnings for the year ended December 31, 1994 would have been $22.0 million and $25.1 million, respectively, and net earnings and pro forma net earnings for the nine months ended September 30, 1994 would have been $14.9 million and $17.4 million, respectively.


(5) Excluding the effect of the proceeds of $84.8 million from the patent litigation settlement and other unusual items, earnings per share and pro forma earnings per share for the year ended December 31, 1994 would have been $0.50 and $0.57, respectively, and earnings per share and pro forma earnings per share for the nine months ended September 30, 1994 would have been $0.34 and $0.40, respectively.



(6) Adjusted to give effect to the sale of the shares offered hereby and the application of approximately $10 million of Dr. Leininger's proceeds to repay a loan, plus accrued interest, from the Company. Excludes 2,857,333 shares of Common Stock issuable upon the exercise of outstanding options granted under the Company's stock option plans and through direct grants, 1,400,000 shares of Common Stock issuable upon the exercise of stock options to be granted, subject to final approval by the Company's Board of Directors and shareholders, under the 1995 Senior Executive Stock Option Plan, and 150,000 shares of Common Stock issuable upon the exercise of an outstanding warrant. See "Management" and "Shares Eligible For Future Sale."

                                  RISK FACTORS

     The following risk factors should be carefully considered in evaluating the Company and its business before purchasing the shares offered by this Prospectus.

UNCERTAINTY OF HEALTH CARE REFORM


     There are widespread efforts to control health care costs in the United States and abroad. Various federal and state legislative initiatives regarding health care reform are being considered. For example, the United States Congress is currently considering pending legislative proposals to reform the Medicare and Medicaid programs. Some current proposals call for reduced payments to hospitals under the existing Medicare prospective payment system, limitations on payment for and recognition of ancillary items or services, establishment of a prospective payment system for Medicare reimbursement of skilled nursing facility costs, freezing of durable medical equipment fee schedule payment amounts and the establishment of a "block grant" program that would give states greater discretion in designing and administering their respective Medicaid programs. The Company believes that government and private efforts to contain or reduce health care costs are likely to continue. These trends may lead third-party payors to decline or limit reimbursement for the Company's products, which could negatively impact the pricing and profitability of, or demand for, the Company's products. The Company cannot predict whether or when any such legislative or regulatory initiative will be enacted or any such market reform will be initiated. If enacted or initiated, there can be no assurance that such initiative or reform will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- General," "Business -- Reimbursement" and "Business -- Market Outlook -- Increased Pressure on Health Care Providers to Control Costs and Improve Patient Outcomes."


CONSOLIDATION OF PURCHASING ENTITIES


     One of the most tangible results of the health care reform debate in the United States has been that it has caused health care providers to examine their cost structures and reassess the manner in which they provide health care services. This review, in turn, has led many health care providers to merge or consolidate with other members of their industry in an effort to reduce costs or achieve operating synergies. A substantial number of the Company's customers, including group purchasing organizations, hospitals, national nursing home companies and national home health care agencies, have been affected by this consolidation. Because larger purchasers or groups of purchasers tend to have more leverage in negotiating prices, this trend could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, the consolidation of health care providers often results in the renegotiation of contracts and in the granting of price concessions. Finally, as group purchasing organizations and integrated health care systems increase in size, each contract represents a greater concentration of market share and the adverse consequences of losing a particular contract increases considerably. See "Business -- Market Outlook -- Consolidation of Health Care Providers and National and Regional Group Purchasing Organizations" and
"Business -- Distribution Network."


REIMBURSEMENT OF HEALTH CARE COSTS


     The Company's products are rented and sold principally to hospitals, skilled nursing facilities and durable medical equipment ("DME") suppliers who receive reimbursement for the products and services they provide from various public and private third-party payors, including the Medicare and Medicaid programs and private insurance plans. As a result, demand for the Company's products and services are dependent in part on the reimbursement policies of these payors. In order to be reimbursed, the Company's products and services generally must be found to be reasonable and necessary for the treatment of medical conditions and must otherwise fall within the payor's list of covered benefits. In addition, the manner in which reimbursement is sought and obtained for any of the Company's products and services may vary based upon the type of payor involved and the setting in which the products and services are furnished and utilized by patients. For example, although the Company is seeking reimbursement status for The V.A.C. and the PlexiPulse, neither of these products has been classified as a reimbursible ancillary item for skilled nursing facilities or Medicare covered DME in the home setting. There can be no assurance concerning the coverage decisions of the various payors, the amount of reimbursement available to providers and suppliers for each of the Company's products and services or whether such payors will continue to provide reimbursement for the Company's products and services in the future. The failure of providers, suppliers and other users of the Company's products and services to obtain sufficient reimbursement from payors could have a material adverse effect on the Company's business, financial condition or results of operations. See
"Business -- Reimbursement."


FRAUD AND ABUSE LAWS


     The Company is subject to various federal and state laws pertaining to health care fraud and abuse including prohibitions on the submission of false claims and the payment or acceptance of kickbacks or other remuneration in return for the purchase or lease of Company products. The Office of the Inspector General of the United States Department of Health and Human Services has recently launched an enforcement initiative which specifically targets the long term care, home health and DME industries. Although the Company believes its business arrangements comply with federal and state fraud and abuse laws, there can be no assurance that the Company's practices will not be challenged under these laws in the future or that such a challenge would not have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Government Regulation -- Fraud and Abuse Laws."


PRODUCT LIABILITY


     The manufacturing and marketing of medical products necessarily entails an inherent risk of product liability claims. Although the Company has not experienced any significant losses due to product liability claims and currently maintains umbrella liability insurance coverage, there can be no assurance that the amount or scope of the coverage maintained by the Company will be adequate to protect it in the event a significant product liability claim is successfully asserted against the Company. See "Business -- Legal Proceedings."


GOVERNMENT REGULATION


     The Company's products are subject to regulation by numerous governmental authorities, principally the United States Food and Drug Administration (the "FDA") and corresponding state and foreign regulatory agencies. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing clearances or approvals and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any product manufactured or distributed by the Company.



     In August 1995, the FDA issued a Warning Letter to the Company following a June 1995 inspection, in which the FDA asserted certain alleged violations of the FDA's Good Manufacturing Practices ("GMP") and Medical Device Reporting ("MDR") requirements. In the Warning Letter, the FDA notified the Company that
(i) no premarket submissions for the Company's products to which the alleged GMP deficiencies are "reasonably related" will be cleared "until the violations have been corrected"; (ii) the FDA will not grant requests by the Company for Certificates for Products for Export until the alleged "violations related to the subject devices" have been corrected; and (iii) Federal agencies will be advised of the issuance of the Warning Letter and may take the information into account when considering the award of Federal contracts to the Company. In September 1995, the Company submitted a written response to the Warning Letter. On November 21, 1995, the FDA responded to the Company and stated that the Company's response to the GMP deficiencies addressed most of the FDA's concerns. While the FDA agreed with the Company that all but three events mentioned in its August 1995 letter did not require the filing of MDRs by the Company, the FDA maintained its request for the filing of MDRs for three events, which the Company has submitted to the FDA. The FDA advised the Company that in future inspections, the agency will closely examine the Company's policies regarding reportable events and failure investigations. In a letter dated December 21, 1995, the FDA reiterated that the Company's responses appear to be adequate, but requested further verification that the proposed corrections set forth in the Company's responses are being implemented. At the

FDA's suggestion, the Company intends to engage an independent consultant to verify that the Company is implementing the proposed changes and to certify to the FDA that the Company is in compliance with GMPs.



     The Company is also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon the Company's business, financial condition or results of operations. See "Business -- Government Regulation."


COMPETITION


     The Company faces substantial competition from other companies which manufacture or market specialty beds, mattress overlays, mattress replacement systems or medical devices. The Company's principal competitor has financial and other resources substantially in excess of those available to the Company. Competitive pressures could result in increased price competition or the introduction of new products by the Company's competitors, which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Competition."


CONTROL OF THE COMPANY


     James R. Leininger, M.D., beneficially owns approximately 66.7%, and Dr. Leininger's brothers beneficially own, in the aggregate, approximately 9.6%, of the outstanding shares of the Common Stock. After completion of this offering, James R. Leininger, M.D., the Company's Chairman of the Board, will beneficially own approximately 52.9%, and his brothers will beneficially own, in the aggregate, approximately 4.9% of the outstanding shares of the Common Stock. As a result of their Common Stock ownership, Dr. Leininger together with his brothers will be able to elect all of the members of the Board of Directors of the Company and thereby continue to control its management and affairs. See "Principal and Selling Shareholders."


SHARES ELIGIBLE FOR FUTURE SALE


     Sales of substantial amounts of shares of Common Stock in the public market following this offering could adversely affect the market price of Common Stock. The Company will have 44,332,778 shares of Common Stock outstanding immediately following this offering, of which 23,800,851 shares (assuming no exercise of the Underwriters' over-allotment options) will be held by affiliates of the Company. All of such shares are restricted or control securities under Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). In addition, as of December 15, 1995, the Company had 2,857,333 shares of Common Stock subject to outstanding options granted under certain stock option plans and through direct grants, 1,400,000 shares of Common Stock issuable upon exercise of stock options to be granted, subject to final approval by the Company's Board of Directors and shareholders, under the 1995 Senior Executive Stock Option Plan and 150,000 shares of Common Stock issuable upon exercise of a warrant, exercisable on or after April 13, 1996, at an exercise price of $6.625 per share. The shares of Common Stock issuable upon exercise of the warrant are subject to certain registration rights and, upon the effectiveness of a registration statement covering such shares, will be eligible for resale in the public market without restriction under the Securities Act. Sales of shares of Common Stock under either Rule 144 or pursuant to a registration statement could have an adverse effect on the price of Common Stock. The Selling Shareholders and the Company have agreed, subject to certain exceptions, not to sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Underwriters and the other directors and executive officers have agreed not to sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of the Underwriters. See "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS


     The Company will not directly receive any of the proceeds from the sale of the shares of Common Stock by the Selling Shareholders. In August 1995, the Company made a loan of $10 million, with a term of two years and an annual interest rate of 7.9375%, to James R. Leininger, M.D., the Company's Chairman of the Board. In accordance with the terms of this loan, Dr. Leininger will repay the outstanding principal amount plus accrued interest from his proceeds of this offering.


                          PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on the Nasdaq National Market under the symbol "KNCI." The following table sets forth the high and low closing sale prices of the Common Stock for the periods indicated.


                                                                          HIGH       LOW
                                                                          -----     -----
    1993
      First Quarter.....................................................  10 3/8     7
      Second Quarter....................................................   7 1/4     4 1/4
      Third Quarter.....................................................   4 3/4     3 1/4
      Fourth Quarter....................................................   5 1/4     3 5/8
    1994
      First Quarter.....................................................   4 1/4     3 3/4
      Second Quarter....................................................   4 1/4     3 3/8
      Third Quarter.....................................................   5 7/8     3 3/8
      Fourth Quarter....................................................   6 7/8     5 3/8
    1995
      First Quarter.....................................................   8 1/4     6 9/16
      Second Quarter....................................................   8 1/8     6 5/8
      Third Quarter.....................................................  11 5/8     7
      Fourth Quarter (through December 27, 1995)........................  13        10



     As of December 27, 1995, the closing sale price of the Common Stock was $11 7/8 per share. As of December 15, 1995, there were approximately 473 holders of record of the Common Stock.


                                DIVIDEND POLICY

     Beginning in the second quarter of 1992, the Company has paid a quarterly cash dividend of $.0375 per share of Common Stock. The Board of Directors of the Company will consider future dividends on a quarter-by-quarter basis. The Company's credit agreement contains covenants which under certain circumstances may limit the Company's ability to declare and pay cash dividends in the future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at September 30, 1995.


                                                                             (IN THOUSANDS)
    Long-term obligations................................................             --
    Shareholders' equity:
      Preferred Stock, $.001 par value; 20,000,000 shares authorized; no
         shares outstanding..............................................             --
      Common Stock, $.001 par value; 100,000,000 shares authorized;
         44,269,000 shares outstanding(1)................................       $     44
      Additional paid-in capital.........................................         11,700
      Retained earnings..................................................        190,858
      Cumulative foreign currency translation adjustment.................            750
      Notes receivable from officers.....................................           (190)
                                                                                --------
              Total shareholders' equity.................................        203,162
                                                                                --------
              Total capitalization.......................................       $203,162
                                                                                ========


---------------


(1) Excludes 2,857,333 shares of Common Stock issuable upon the exercise of outstanding options granted under the Company's stock option plans and through direct grants, 1,400,000 shares of Common Stock issuable upon the exercise of stock options to be granted, subject to final approval by the Company's Board of Directors and shareholders, under the 1995 Senior Executive Stock Option Plan, and 150,000 shares of Common Stock issuable upon the exercise of an outstanding warrant. See "Management" and "Shares Eligible For Future Sale."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The selected consolidated financial data set forth below with respect to the fiscal years ended December 31, 1990, 1991, 1992, 1993 and 1994 are derived from the Company's audited consolidated financial statements. The selected consolidated financial data for the nine months ended September 30, 1994 and 1995 are derived from the Company's unaudited consolidated financial statements which in the opinion of management include all normal, recurring adjustments necessary to state fairly the data included therein in accordance with generally accepted accounting principles for interim financial information. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year. The unaudited pro forma selected consolidated financial data set forth below with respect to the fiscal year ended December 31, 1994 and for the nine months ended September 30, 1994 and 1995 are derived from the Company's unaudited pro forma condensed consolidated statements of earnings. All of the data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, the Consolidated Financial Statements and the notes thereto, and the Unaudited Pro Forma Condensed Consolidated Statements of Earnings and the notes thereto included in this Prospectus or incorporated herein by reference.

                                                                                                              NINE MONTHS ENDED
                                       YEAR ENDED DECEMBER 31,                         NINE MONTHS ENDED        SEPTEMBER 30,
                   ----------------------------------------------------------------      SEPTEMBER 30,      ---------------------
                                                                          PRO FORMA   -------------------   PRO FORMA   PRO FORMA
                     1990       1991       1992       1993       1994      1994(1)      1994       1995      1994(1)     1995(1)
                   --------   --------   --------   --------   --------   ---------   --------   --------   ---------   ---------
CONSOLIDATED
  STATEMENT OF
  EARNINGS DATA:
Revenue:
  Rental and
    service......  $192,040   $223,192   $244,905   $232,250   $228,832   $194,337    $177,790   $152,138   $142,477    $152,138
  Sales and
    other........    21,646     25,529     33,586     36,622     40,814     27,747      32,285     26,285     20,209      24,800
                   --------   --------   --------   --------   --------   --------    --------   --------   --------    --------
    Total
      revenue....   213,686    248,721    278,491    268,872    269,646    222,084     210,075    178,423    162,686     176,938
                   --------   --------   --------   --------   --------   --------    --------   --------   --------    --------
Rental
  expenses.......   124,632    146,112    156,682    169,687    159,235    135,221     125,167    102,009    100,792     102,009
Cost of goods
  sold...........    12,746     14,238     18,987     18,666     19,388     12,574      16,504     10,979      9,753      10,979
                   --------   --------   --------   --------   --------   --------    --------   --------   --------    --------
    Gross
      profit.....    76,308     88,371    102,822     80,519     91,023     74,289      68,404     65,435     52,141      63,950
Selling, general
  and
  administrative
  expenses.......    33,212     39,538     47,710     53,279     51,813     35,653      40,874     34,407     25,951      30,577
Unusual
  items(2)(3)....     6,540         --         --      6,705    (84,868)   (74,747)    (82,868)        --    (74,747)         --
                   --------   --------   --------   --------   --------   --------    --------   --------   --------    --------
    Operating
      earnings...    36,556     48,833     55,112     20,535    124,078    113,383     110,398     31,028    100,937      33,373
Interest expense
  (income),
  net............     5,057      6,736      7,195      5,908      4,528     (1,209)      5,477     (3,496)        15      (4,140)
                   --------   --------   --------   --------   --------   --------    --------   --------   --------    --------
    Earnings
      before
      income
      taxes,
      minority
      interest,
    extraordinary
      item and
      cumulative
      effect of
      changes in
      accounting
     principle...    31,499     42,097     47,917     14,627    119,550    114,592     104,921     34,524    100,922      37,513
Income taxes.....    13,350     17,260     19,405      7,175     55,949     44,591      49,625     14,175     38,626      15,348
                   --------   --------   --------   --------   --------   --------    --------   --------   --------    --------
    Earnings
      before
      minority
      interest,
    extraordinary
      item and
      cumulative
      effect of
      changes in
      accounting
     principle...    18,149     24,837     28,512      7,452     63,601     70,001      55,296     20,349     62,296      22,165
                   --------   --------   --------   --------   --------   --------    --------   --------   --------    --------
Minority interest
  in subsidiary
  loss...........        --         --         --        560         40         40          40         --         40          --
Extraordinary
  item -- debt
  extinguishment,
  net............        --         --         --       (400)        --         --          --         --         --          --
Cumulative effect
  of change in
  accounting for
  inventory......        --         --         --         --        742        742         742         --        742          --
Cumulative effect
  of change in
  accounting for
  income taxes...        --         --         --        450         --         --          --         --         --          --
                   --------   --------   --------   --------   --------   --------    --------   --------   --------    --------
    Net
      earnings...  $ 18,149   $ 24,837   $ 28,512   $  8,062   $ 64,383   $ 70,783    $ 56,078   $ 20,349   $ 63,078    $ 22,165
                   ========   ========   ========   ========   ========   ========    ========   ========   ========    ========
    Earnings per
      share......  $   0.35   $   0.49   $   0.63   $   0.18   $   1.46   $   1.60    $   1.27   $   0.45   $   1.43    $   0.49
                   ========   ========   ========   ========   ========   ========    ========   ========   ========    ========
Shares used in
  earnings per
  share
  computations...    50,993     50,469     45,060     44,627     44,143     44,143      44,006     45,306     44,006      45,306
Cash flow
  provided by
  operations.....  $ 58,695   $ 60,241   $ 58,007   $ 56,538   $ 96,451               $116,627   $ 44,151
Capital
  expenditures...  $ 35,471   $ 32,661   $ 43,317   $ 33,402   $ 13,814               $ 10,706   $ 25,190
Cash dividends
  per share paid
  to common
  shareholders...  $    .09   $    .12   $    .14   $    .15   $    .15               $    .11   $    .11

                                                                                                                        AS OF
                                                                           AS OF DECEMBER 31,                       SEPTEMBER 30,
                                                        --------------------------------------------------------    -------------
                                                          1990        1991        1992        1993        1994          1995
                                                        --------    --------    --------    --------    --------    -------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents...........................  $  1,888    $ 12,191    $  6,963    $ 10,280    $ 43,241      $  49,853
  Working capital.....................................  $ 14,924    $ 32,206    $ 55,473    $ 60,907    $ 90,731      $  95,176
  Total assets........................................  $250,155    $277,820    $286,915    $284,573    $232,731      $ 239,248
  Total debt, noncurrent..............................  $ 40,468    $101,781    $102,237    $101,889    $  2,636             --
  Redeemable convertible preferred stock..............  $  6,734    $  3,034    $  3,307          --          --             --
  Equity and other capital accounts...................  $133,664    $ 99,182    $123,813    $125,707    $185,423      $ 203,162

---------------

(1) The unaudited pro forma selected consolidated financial data is based on the historical financial statements of the Company, giving effect to the sale of certain assets of Medical Services and all of the capital stock of KCIFS as if such sales had been consummated as of January 1, 1994, and giving effect to such other assumptions and adjustments as set forth in the notes accompanying the pro forma condensed consolidated statements of earnings. Such adjustments do not include any adjustments for the sale of the assets of MRD. The assets, operating results and sales proceeds of MRD were not material compared to the overall results of the Company. See "Unaudited Pro Forma Condensed Consolidated Statements of Earnings" and the notes thereto and "Consolidated Financial Statements" and the notes thereto included in this Prospectus.

(2) Charge in 1990 relates to employee severance liability resulting from a reduction in workforce, loss on sale of a subsidiary and write-down of assets.
(3) See Note 11 of Notes to Consolidated Financial Statements for information on unusual items.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS


     The following unaudited pro forma condensed consolidated statements of earnings for the year ended December 31, 1994 and for the nine months ended September 30, 1994 and 1995 give effect to the dispositions of Medical Services and KCIFS as if such dispositions had occurred on January 1, 1994. The pro forma information is based on the historical financial statements of the Company, giving effect to the dispositions and the assumptions and adjustments set forth in the notes accompanying the unaudited pro forma condensed consolidated statements of earnings. These unaudited pro forma statements may not be indicative of the results that actually would have occurred if the dispositions had occurred during the periods indicated or which may be obtained in the future. The unaudited pro forma condensed consolidated statements of earnings should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included in this Prospectus.


                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES

             PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                               DIVISIONS SOLD
                                                           ----------------------            PRO FORMA
                                 KINETIC CONCEPTS, INC.    MEDICAL                   --------------------------
                                    AND SUBSIDIARIES       SERVICES      KCIFS       ADJUSTMENTS    AS ADJUSTED
                                 ----------------------    --------    ----------    -----------    -----------
Revenue:
  Rental and service...........         $228,832           $ 34,495     $     --       $    --       $ 194,337
  Sales and other..............           40,814              9,351        3,716            --          27,747
                                        --------           --------      -------       -------        --------
     Total revenue.............          269,646             43,846        3,716            --         222,084
Rental expenses................          159,235             24,014           --            --         135,221
Cost of goods sold.............           19,388              6,814           --            --          12,574
                                        --------           --------      -------       -------        --------
     Gross profit..............           91,023             13,018        3,716            --          74,289
Selling, general and
  administrative expenses......           51,813             14,143        2,017            --          35,653
Unusual items..................          (84,868)           (10,121)          --            --         (74,747)
                                        --------           --------      -------       -------        --------
     Operating earnings........          124,078              8,996        1,699            --         113,383
Interest expense (income),
  net..........................            4,528                310          732        (4,695)(4a)     (1,209)
                                        --------           --------      -------       -------        --------
     Earnings before income
       taxes, minority interest
       and cumulative effect of
       change in accounting
       principle...............          119,550              8,686          967         4,695         114,592
Income taxes...................           55,949             12,820          369         1,831(4b)      44,591
                                        --------           --------      -------       -------        --------
     Earnings (loss) before
       minority interest and
       cumulative effect of
       change in accounting
       principle...............           63,601             (4,134)         598         2,864          70,001
Minority interest..............               40                 --           --            --              40
Cumulative effect of change in
  accounting for inventory.....              742                 --           --            --             742
                                        --------           --------      -------       -------        --------
     Net earnings (loss).......         $ 64,383           $ (4,134)    $    598       $ 2,864       $  70,783
                                        ========           ========      =======       =======        ========
     Earnings per share........         $   1.46                                                     $    1.60
                                        ========                                                      ========
     Shares used in earnings
       per share
       computations............           44,143                                                        44,143
                                        ========                                                      ========


See accompanying notes to unaudited pro forma condensed consolidated statements of earnings.

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES

             PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                DIVISIONS SOLD
                                                              ------------------            PRO FORMA
                                     KINETIC CONCEPTS, INC.   MEDICAL              ---------------------------
                                        AND SUBSIDIARIES      SERVICES    KCIFS    ADJUSTMENTS     AS ADJUSTED
                                     ----------------------   --------   -------   -----------     -----------
Revenue:
  Rental and service...............         $177,790          $ 35,313   $    --     $    --        $ 142,477
  Sales and other..................           32,285             9,296     2,780          --           20,209
                                            --------           -------   -------     -------         --------
          Total revenue............          210,075            44,609     2,780          --          162,686
Rental expenses....................          125,167            24,375        --          --          100,792
Cost of goods sold.................           16,504             6,751        --          --            9,753
                                            --------           -------   -------     -------         --------
          Gross profit.............           68,404            13,483     2,780          --           52,141
Selling, general and administrative
  expenses.........................           40,874            13,417     1,506          --           25,951
Unusual items......................          (82,868)           (8,121)       --          --          (74,747)
                                            --------           -------   -------     -------         --------
          Operating earnings.......          110,398             8,187     1,274          --          100,937
Interest expense (income), net.....            5,477               310       565      (4,587)(4a)          15
                                            --------           -------   -------     -------         --------
          Earnings before income
            taxes, minority
            interest and cumulative
            effect of change in
            accounting principle...          104,921             7,877       709       4,587          100,922
Income taxes.......................           49,625            12,502       286       1,789(4b)       38,626
                                            --------           -------   -------     -------         --------
          Earnings (loss) before
            minority interest and
            cumulative effect of
            change in accounting
            principle..............           55,296            (4,625)      423       2,798           62,296
Minority interest..................               40                --        --          --               40
Cumulative effect of change in
  accounting for inventory.........              742                --        --          --              742
                                            --------           -------   -------     -------         --------
          Net earnings (loss)......         $ 56,078          $ (4,625)  $   423     $ 2,798        $  63,078
                                            ========           =======   =======     =======         ========
          Earnings per share.......         $   1.27                                                $    1.43
                                            ========                                                 ========
          Shares used in earnings
            per share
            computations...........           44,006                                                   44,006
                                            ========                                                 ========


See accompanying notes to unaudited pro forma condensed consolidated statements of earnings.

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES

             PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                               DIVISIONS SOLD
                                                             ------------------            PRO FORMA
                                    KINETIC CONCEPTS, INC.   MEDICAL              ----------------------------
                                       AND SUBSIDIARIES      SERVICES    KCIFS    ADJUSTMENTS      AS ADJUSTED
                                    ----------------------   --------   -------   -----------      -----------
Revenue:
  Rental and service..............         $152,138          $     --   $    --     $    --         $ 152,138
  Sales and other.................           26,285                --     1,485          --            24,800
                                           --------           -------   -------     -------          --------
          Total revenue...........          178,423                --     1,485          --           176,938
Rental expenses...................          102,009                --        --          --           102,009
Cost of goods sold................           10,979                --        --          --            10,979
                                           --------           -------   -------     -------          --------
          Gross profit............           65,435                --     1,485          --            63,950
Selling, general and
  administrative expenses.........           34,407                --     3,830          --            30,577
                                           --------           -------   -------     -------          --------
          Operating earnings
            (loss)................           31,028                --    (2,345)         --            33,373
Interest expense (income), net....           (3,496)               --       319        (325)(4a)       (4,140)
                                           --------           -------   -------     -------          --------
          Earnings (loss) before
            income
            taxes.................           34,524                --    (2,664)        325            37,513
Income tax expense (benefit)......           14,175                --    (1,046)        127(4b)        15,348
                                           --------           -------   -------     -------          --------
          Net earnings (loss).....         $ 20,349          $     --   $(1,618)    $   198         $  22,165
                                           ========           =======   =======     =======          ========
          Earnings per share......         $   0.45                                                 $    0.49
                                           ========                                                  ========
          Shares used in earnings
            per share
            computations..........           45,306                                                    45,306
                                           ========                                                  ========


See accompanying notes to unaudited pro forma condensed consolidated statements of earnings.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENTS OF EARNINGS

NOTE 1. DISPOSITION OF MEDICAL SERVICES


     On September 30, 1994, the Company sold certain assets (the "Assets") of Medical Services to Mediq/PRN Life Support Services-I, Inc. ("Mediq/PRN") under an Asset Purchase Agreement. Upon consummation of this transaction, Mediq/PRN acquired the Assets and assumed certain liabilities of Medical Services. The sales price was approximately $84.1 million. Medical Services was in the business of renting to providers a portfolio of standard-of-care medical products such as ventilators, monitors and infusion pumps. In conjunction with the sale, the Company and its affiliates agreed not to rent similar products manufactured by third parties for five years.


     Gross proceeds included a cash payment of approximately $65.3 million and promissory notes in the aggregate principal amount of $18.8 million. The net proceeds of $72.8 million, pre-tax gain of $8.1 million and after-tax net loss of $2.5 million were calculated as follows (in thousands):

        Cash..............................................................  $ 65,300
        Notes receivable, net of discount and allowance...................     9,852
        Fees and commissions..............................................    (2,329)
                                                                            --------
                  Net proceeds............................................    72,823
        Equipment and inventory sold......................................   (38,959)
        Goodwill..........................................................   (25,778)
        Accounts receivable provision.....................................    (2,479)
        Capital leases assumed............................................     2,514
                                                                            --------
                  Pre-tax gain on disposition at September 30, 1994.......     8,121
        Fourth quarter 1994 collection of accounts receivable.............     2,000
                                                                            --------
                  Pre-tax gain on disposition at December 31, 1994........    10,121
        Tax expense.......................................................   (12,601)
                                                                            --------
                  Net loss on disposition.................................  $ (2,480)
                                                                            ========

     Tax expense exceeded the pre-tax gain amount due to the nondeductibility of $25.8 million in unamortized goodwill.

     During the fourth quarter of 1994, the Company recognized a $2.0 million pre-tax gain as a result of the collection of Medical Services' accounts receivable which had not been included in the sale. These receivables had been reserved at the time of the sale. Partially offsetting this gain, the Company recorded post closing adjustments of $1.2 million relating to the operations of Medical Services.

NOTE 2. DISPOSITION OF KCIFS

     On June 15, 1995, the Company sold KCIFS to Cura Capital Corporation ("Cura") for cash under a Stock Purchase Agreement. Upon consummation of this transaction, Cura acquired all of the outstanding capital stock of KCIFS. Total proceeds from the sale were $7.2 million. This transaction resulted in a pre-tax loss of $2.9 million which is reflected in historical selling, general and administrative expenses for the nine months ended September 30, 1995. In addition, the Company and its affiliates agreed not to provide lease financing for medical equipment manufactured by third parties for a period of three years. KCIFS served as the leasing agent for Medical Services, certain assets of which were sold in September 1994.

NOTE 3. SALE OF MRD


     On March 27, 1995, the Company sold the assets of MRD, a subsidiary that refurbished standard hospital beds and furniture. The assets, operations and sales proceeds of MRD were immaterial to the overall operations of the Company and, therefore, the unaudited pro forma condensed consolidated statements of earnings do not contain any adjustment for MRD. In addition, the Company and its affiliates agreed not to refurbish certain hospital beds and related furniture for a period of three years.


NOTE 4. PRO FORMA ADJUSTMENTS

     The unaudited pro forma condensed consolidated statements of earnings give effect to the following pro forma adjustments:


     (a) To decrease interest expense as a result of the application of proceeds from the dispositions to the repayment of indebtedness as if such repayment had occurred on January 1, 1994, and to include interest income which would have been earned under the notes receivable issued in connection with the disposition of Medical Services.


     (b) To adjust income tax expense used to reflect the consolidated statutory tax rates.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL


     The health care industry is facing various challenges including increased pressure on health care providers to control costs, the accelerating migration of patients from acute care facilities into the extended care (e.g. skilled nursing facilities and rehabilitation centers) and home care settings, the consolidation of health care providers and national and regional group purchasing organizations and the growing demand for clinically proven and cost effective therapies. The pressure to control health care costs intensified during 1993 as a result of the health care reform debate and continues as Congress attempts to slow the rate of growth of federal health care expenditures as part of its effort to balance the federal budget. While the exact amount and nature of the federal health care budget cuts are not final, the Company believes that health care providers will continue to experience increased cost control pressures. The expected reductions in future hospital payment rates will increase the cost pressures on hospitals but the Company believes that the manner in which hospitals are currently reimbursed will not materially change in the foreseeable future. However, current Congressional proposals would change the method of reimbursement in the extended and home care settings from retrospective cost-based systems to prospective payment systems similar to the system adopted for hospitals in 1983. In a prospective payment system, reimbursement is based on national averages of costs for the care of a patient with a specific diagnosis instead of on costs actually incurred and decisions with respect to the selection of the products and services used in patient care are based on clinical and cost effectiveness. See "Business -- Reimbursement."



     Industry trends including pricing pressures, the consolidation of health care providers and national and regional group purchasing organizations and a shift in market demand toward lower-priced products such as mattress overlays have had the impact of reducing the Company's average daily rental rates on its products. These industry trends, together with the increasing migration of patients from acute care settings to extended and home care settings, have had the effect of reducing the Company's revenue from acute care facilities. The Company expects these industry trends to continue. In addition, the Company's revenue from acute care facilities was reduced as a result of its loss of market share from 1992 through 1994. The Company is addressing this issue by increasing its marketing efforts beyond its existing base of more than 1000 acute care hospitals to include an additional 2000 medium to large hospitals in which the Company has a relatively small presence. The Company further believes that the introduction of the TriaDyne and BariKare beds will enable it to further penetrate this market. See "Business -- Market Outlook" and "Business -- Growth Strategy."


     Beginning in 1993, the Company restructured its management and operations to meet the needs of the changing health care environment. The Company began assembling a new management team that has concentrated on the Company's core lines of business, divested three underperforming businesses and implemented various programs to reduce the Company's operating costs and to improve its information systems. On September 30, 1994, the Company sold certain assets of Medical Services which rented movable critical care and life support equipment. On March 27, 1995, the Company sold the assets of MRD, a subsidiary that refurbished standard hospital beds and furniture. On June 15, 1995, the Company sold all of the stock of KCIFS, a medical equipment leasing company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."


     Generally, the Company's customers prefer to rent rather than purchase patient support surfaces due to such considerations as high initial capital outlays and unique service requirements. As a result, rental revenues are a high percentage of the overall revenues of the Company. More recently, sales have increased as a portion of the Company's revenue. The Company believes this trend will continue because certain U.S. health care providers are purchasing products that are less expensive and easier to maintain such as medical devices, mattress overlays and mattress replacement systems. In addition, international health care providers tend to purchase products more often than U.S. health care providers, and the Company's revenue from international operations has represented an increasing portion of the Company's total revenue. Because of the cost pressures within the health care industry, patients are leaving the acute care setting sooner, thereby increasing the demand for the Company's products in the extended and home care settings. This demand increases the utilization of certain of the Company's products which were originally developed for acute care settings and provides an additional market for sales of low-cost products such as mattress overlays and mattress replacement systems.

RESULTS OF OPERATIONS


     The following table sets forth, for the periods indicated and on an historical and pro forma basis, the percentage of total revenue represented by certain items in the Company's Consolidated Statements of Earnings. The unaudited pro forma information is based on the historical financial statements of the Company, giving effect to the dispositions and the assumptions and adjustments set forth in the notes accompanying the Unaudited Pro Forma Condensed Consolidated Statements of Earnings and the Consolidated Financial Statements and the notes thereto. See "Unaudited Pro Forma Condensed Consolidated Statements of Earnings" and the notes thereto and "Consolidated Financial Statements" and the notes thereto included in this Prospectus.



                                                                    NINE MONTHS ENDED SEPTEMBER 30,
                                      YEAR ENDED DECEMBER 31,    --------------------------------------
                                      -----------------------                     PRO FORMA   PRO FORMA
                                      1992     1993     1994     1994     1995     1994(1)     1995(1)
                                      -----    -----    -----    -----    -----   ---------   ---------
Revenue
  Rental and service................   87.9%    86.4%    84.9%    84.6%    85.3%     87.6%       86.0%
  Sales and other...................   12.1     13.6     15.1     15.4     14.7      12.4        14.0
                                      -----    -----    -----    -----    -----     -----       -----
Total revenue.......................  100.0    100.0    100.0    100.0    100.0     100.0       100.0
Rental expenses(2)..................  (56.3)   (63.1)   (59.1)   (59.6)   (57.2)    (62.0)      (57.7)
Cost of goods sold..................   (6.8)    (7.0)    (7.2)    (7.8)    (6.1)     (6.0)       (6.1)
                                      -----    -----    -----    -----    -----     -----       -----
Gross profit........................   36.9     29.9     33.7     32.6     36.7      32.0        36.2
Selling, general and administrative
  expenses(2).......................  (17.1)   (19.8)   (19.2)   (19.5)   (19.3)    (16.0)      (17.3)
Unusual items.......................     --     (2.5)    31.5     39.4       --      46.0          --
                                      -----    -----    -----    -----    -----     -----       -----
Operating earnings..................   19.8      7.6     46.0     52.5     17.4      62.0        18.9
Interest (expense) income, net......   (2.6)    (2.2)    (1.7)    (2.6)     1.9        --         2.3
Income taxes........................   (7.0)    (2.6)   (20.7)   (23.6)    (7.9)    (23.7)       (8.7)
Minority interest...................     --      0.2       --       --       --        --          --
Extraordinary item..................     --     (0.1)      --       --       --        --          --
Cumulative effect of changes in
  accounting principle..............     --      0.1      0.3      0.4       --       0.5          --
                                      -----    -----    -----    -----    -----     -----       -----
Net earnings........................   10.2%     3.0%    23.9%    26.7%    11.4%     38.8%       12.5%
                                      =====    =====    =====    =====    =====     =====       =====
Operating earnings, excluding
  unusual items.....................   19.8%    10.1%    14.5%    13.1%    17.4%     16.1%       18.9%
                                      =====    =====    =====    =====    =====     =====       =====
Net earnings, excluding unusual
  items.............................   10.2%     4.5%     8.1%     7.1%    11.4%     10.7%       12.5%
                                      =====    =====    =====    =====    =====     =====       =====


---------------


(1) After giving effect to the pro forma adjustments for the sales of certain assets of Medical Services and all of the capital stock of KCIFS as if such sales had occurred on January 1, 1994. Does not include any adjustments for the sale of the assets of MRD. The assets, operating results and sales proceeds of MRD were not material compared to the overall results of the Company. See "Unaudited Pro Forma Condensed Consolidated Statements of Earnings" and the notes thereto and "Consolidated Financial Statements" and the notes thereto included in this Prospectus.


(2) In 1994, the Company reclassified certain items of rental and selling, general and administrative expenses. Certain reclassifications of amounts related to prior years have been made to conform with the 1994 presentation. See Note 1 of Notes to Consolidated Financial Statements.

     The Company's revenue is derived from five primary markets. The following table sets forth, for the periods indicated on an historical basis, the amount of revenue derived from each of these markets (in millions).

                                                                        NINE MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                       ----------------------------     -----------------
                                        1992       1993       1994       1994       1995
                                       ------     ------     ------     ------     ------
Acute................................  $139.3     $120.7     $109.1     $ 81.1     $ 81.5
Extended.............................    26.3       29.1       34.5       25.1       27.0
Home.................................    10.2        8.9       14.1       10.2       10.4
International........................    40.0       39.6       46.4       33.9       44.7
Medical devices......................     1.7        7.3       13.9        9.8       11.7
Other(1).............................    61.0       63.3       51.6       50.0        3.1
                                       ------     ------     ------     ------     ------
                                       $278.5     $268.9     $269.6     $210.1     $178.4
                                       ======     ======     ======     ======     ======

---------------

(1) Consists of revenue of Medical Services, KCIFS and MRD and other sales.

NINE MONTHS ENDED SEPTEMBER 30, 1995 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1994


     Unusual Items. In September 1994, the Company settled a patent infringement suit against its principal competitor, Support Systems International, Inc. ("SSI"), a predecessor in interest to Hill-Rom, Inc. ("Hill-Rom"), for $84.8 million. In connection with the patent litigation settlement, SSI agreed to withdraw its high-end specialty bed from the market. The comparability of the Company's financial results for the nine months ended September 30, 1994 and 1995 is significantly impacted by this settlement and the pre-tax gain of $8.1 million from the sale of certain assets of Medical Services. Partially offsetting these items were certain miscellaneous unusual items, primarily dispositions of overstocked inventory and underutilized assets, a write-down of the carrying value of the assets of MRD and an addition to the Company's reserve account for product liability claims, which had a negative impact of $6.8 million. The following is a summary of the unusual items recorded in the third quarter of 1994 (in thousands):



        SSI patent litigation settlement...................................  $84,750
        Legal fees related to SSI patent litigation settlement.............   (3,154)
        Pre-tax gain on sale of Medical Services...........................    8,121
        Miscellaneous......................................................   (6,849)
                                                                             -------
        Unusual items in operating earnings................................  $82,868
                                                                             =======



     Each reference herein to "on a pro forma basis" shall mean that the results for the period have been adjusted to reflect the sales of certain assets of Medical Services in September 1994 and all of the capital stock of KCIFS in June 1995 as if such sales had occurred on January 1, 1994. Unless otherwise indicated, no adjustments have been made in connection with the patent litigation settlement that occurred in September 1994.



     Total Revenue. Total revenue for the first nine months of 1995 was $178.4 million, a decrease of $31.7 million or 15.1% from the same period in 1994. This decrease was primarily the result of the sale of Medical Services in September 1994. On a pro forma basis, total revenue in the first nine months of 1995 would have increased by $14.3 million or 8.8% to $176.9 million from $162.7 million in the first nine months of 1994 primarily as a result of growth in the Company's international operations combined with smaller increases in each of the Company's other primary markets. Revenue from acute care facilities was $81.5 million in the first nine months of 1995, an increase of $0.4 million or 0.5% from the first nine months of 1994 primarily as a result of increased therapy days in the acute care setting, due partly to the successful introduction of new products, including the BariKare and the TriaDyne. The increase in therapy days was partially offset by a continuing shift in product mix toward lower-cost overlays. Revenue from extended care settings in the first nine months of 1995 was $27.0 million, an increase of $1.9 million or 7.6% from the 1994 period, due primarily to increased patient days as patients migrated from high-cost, acute care settings to lower-cost, extended care settings. Revenue from home care settings in the first nine months of 1995 was

$10.4 million, an increase of $0.2 million or 2.0% from the first nine months of 1994, which reflects the Company's shift to an independent dealer network at the beginning of the year. This network provides easier access to a larger patient population; however, revenue per therapy day received from dealers, which is net of dealer service expenses, is less than that which the Company would receive from direct sales. Revenue from the Company's international operations was $44.7 million in the 1995 period, up $10.8 million or 31.7% from the 1994 period. Increased market penetration, increased product sales and favorable currency translations contributed to this higher international revenue. Revenue from medical device operations was $11.7 million in the 1995 period, an increase of $1.9 million or 19.6% from the 1994 period, primarily as a result of greater market penetration of the PlexiPulse.



     Rental Expenses. Rental expenses consist largely of personnel costs, depreciation of the Company's rental equipment and related facility costs. Rental expenses for the nine months ended September 30, 1995 were $102.0 million, a decrease of $23.2 million or 18.5% over the same period in 1994. This decrease was a result of the sale of Medical Services in September 1994. On a pro forma basis, rental expenses for the first nine months of 1995 would have been $102.0 million, an increase of $1.2 million or 1.2% over the same period in 1994. On a pro forma basis, as a percentage of revenue, rental expenses would have been 57.7% in the first nine months of 1995 compared to 62.0% in the first nine months of 1994. This decrease is primarily attributable to the pro forma increase in revenue, as the majority of rental expenses are relatively fixed, combined with a reduction in field headcount and depreciation expense.



     Gross Profit. Gross profit for the nine months ended September 30, 1995 was $65.4 million, a decrease of $3.0 million or 4.3% over the same period in 1994, as a result of the sale of Medical Services in September 1994. On a pro forma basis, gross profit in the first nine months of 1995 would have been $64.0 million, an increase of $11.8 million or 22.6% from the first nine months of 1994. On a pro forma basis, as a percentage of revenue, gross profit would have increased to 36.2% in 1995 from 32.0% in 1994 as a result of the increase in revenue, the relatively fixed nature of the Company's rental expenses and the reduction in headcount and depreciation expense as discussed above.


     Selling, General and Administrative Expenses. Selling, general and administrative expenses for the first nine months of 1995 were $34.4 million, a decrease of $6.5 million or 15.8% over the same period in 1994 largely as a result of the sale of Medical Services in September 1994. On a pro forma basis, selling, general and administrative expenses in the first nine months of 1995 would have been $30.6 million, an increase of $4.6 million or 17.8% from the first nine months of 1994. On a pro forma basis, as a percentage of revenue, selling, general, and administrative expenses would have been 17.3% in the first nine months of 1995 compared to 16.0% in the same 1994 period. These increases relate primarily to common overhead costs, previously allocated to Medical Services, which have been fully absorbed by the Company, being partially offset by the Company's cost reduction efforts.

     Operating Earnings. Operating earnings for the nine months ended September 30, 1995 were $31.0 million, a decrease of $79.4 million or 71.9% from the same period in 1994 primarily as a result of the patent litigation settlement. On a pro forma basis and excluding the patent litigation settlement and the other unusual items, operating earnings in the 1995 period would have been $33.4 million, an increase of $7.2 million or 27.4% from the 1994 period. On a pro forma basis and excluding the patent litigation settlement and the other unusual items, as a percentage of revenue, operating earnings would have increased to 18.9% for the nine months ended September 30, 1995 from 16.1% in the comparable 1994 period due substantially to the improved gross profit discussed above.


     Net Interest Income. Net interest income for the nine months ended September 30, 1995 was $3.5 million as compared to net interest expense of $5.5 million for the same period in 1994. This change was a result of the repayment of the Company's outstanding long-term debt at the end of the third quarter of 1994. On a pro forma basis, net interest income for the nine months ended September 30, 1995 would have been $4.1 million compared to net interest expense of $0.02 million in the prior-year period. This difference is primarily due to the fact that the 1995 results include interest income and a reduction in interest expense resulting from the additional cash provided by the patent litigation settlement. In addition, interest income for

1995 included $1.5 million representing the principal received in excess of the discounted value of the Mediq/PRN notes.


     Income Taxes. The Company's effective income tax rate for the nine months ended September 30, 1995 was 41.1% compared to 47.3% for the same period in 1994. This decrease is primarily a result of the write-off of goodwill in 1994 related to the disposition of Medical Services and the recognition in 1995 of certain foreign tax credits.


     Change in Accounting Principles. During the first three months of 1994, the Company also recorded the cumulative effect of a change in its inventory accounting method. This resulted in a one-time after-tax earnings increase of $742,000, or $0.02 per share.


     Net Earnings. Net earnings for the nine months ended September 30, 1995 were $20.3 million, or $0.45 per share, a decrease of $35.7 million from $56.1 million, or $1.27 per share, in the comparable 1994 period, primarily as a result of the benefit from the patent litigation settlement in 1994 and the net loss from the sale of KCIFS in 1995 which were offset in part by the net loss from the sale of Medical Services in 1994 and other unusual items in 1994. On a pro forma basis and excluding the effect of the patent litigation settlement and other unusual items, net earnings would have increased by 27.4% to $22.2 million, or $0.49 per share, in the first nine months of 1995 from $17.4 million, or $0.40 per share, in the first nine months of 1994. On a pro forma basis and excluding the effect of the patent litigation settlement and other unusual items, as a percentage of revenue, net earnings would have increased to 12.5% in the 1995 period from 10.7% in the 1994 period, primarily as a result of additional interest income and the improvement in gross profit discussed above.


YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993


     Unusual Items. The Company's financial results for the year ended December 31, 1994 were impacted by (i) the patent litigation settlement in September 1994 with SSI for $84.8 million and (ii) the disposition of certain assets of Medical Services on September 30, 1994 for a pre-tax gain of $8.1 million. During the fourth quarter of 1994, the Company recognized a $2.0 million pre-tax gain as a result of the collection of Medical Services' accounts receivable which had not been included in the sale. These receivables had been reserved at the time of the sale. Partially offsetting these gains were certain other unusual items, primarily dispositions of overstocked inventories and underutilized rental assets, a write-down of the carrying value of the assets of MRD and an addition to the Company's reserve account for product liability claims as a result of one of the Company's insurers being placed in receivership. Collectively, these items had a negative pre-tax earnings impact of $6.8 million. A portion of the proceeds from the patent litigation settlement and the sale of Medical Services were used to pay associated income taxes and to reduce outstanding debt.


     Total Revenue. Total revenue in 1994, including revenue from Medical Services and KCIFS, increased by less than 1% to $269.6 million from $268.9 million in 1993 due to the increased revenue from several of the Company's markets being offset by a decrease in acute care revenue. Revenue from acute care facilities was $109.1 million, a decrease of $11.6 million or 9.6% from 1993. This decrease was a result of the Company's receiving lower average rental prices for its products due to industry pricing pressures and an increase in the proportion of rentals of lower-priced products as a percentage of total product mix. Revenue from extended care settings was $34.5 million, an increase of $5.4 million or 18.7% from 1993 due to a shift in patient therapy days to extended care settings from acute care settings. Revenue from home care settings was $14.1 million, an increase of $5.2 million or 59.2% from 1993 caused by the increased migration of patients to home care settings. Revenue from international operations increased $6.9 million or 17.4% to $46.4 million in 1994 primarily due to increased market penetration in Germany and Austria. Revenue from medical devices increased by $6.6 million or 90.8% to $13.9 million in 1994 primarily as a result of the introduction of the PlexiPulse into new geographic markets within the United States.

     Rental Expenses. Rental expenses for 1994 were $159.2 million, a decrease of $10.5 million or 6.2% from 1993. As a percentage of revenue, rental expenses were 59.1% in 1994 compared to 63.1% in 1993. This decrease was a result of the sale of Medical Services in September 1994, lower depreciation expense and an overall effort to control costs.

     Gross Profit. Gross profit increased by 13.0% to $91.0 million in 1994 from $80.5 million in 1993. As a percentage of revenue, gross profit increased to 33.7% in 1994 from 29.9% in 1993, primarily due to the reduced depreciation expense and cost control efforts discussed above.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $1.5 million, or 2.8%, to $51.8 million in 1994 from $53.3 million in 1993. As a percentage of revenue, selling, general and administrative expenses were 19.2% in 1994 compared to 19.8% in 1993. These decreases primarily relate to lower expenses in the corporate office and field organizations (primarily from headcount reductions) caused by the sale of Medical Services in September 1994 and a reduction in bad debt expense.

     Operating Earnings. Operating earnings increased $103.6 million to $124.1 million in 1994 from $20.5 million in 1993. This increase was caused primarily by the patent litigation settlement. Excluding the patent litigation settlement and the other unusual items, operating earnings would have increased by $12.0 million or 43.9% to $39.2 million in 1994 from $27.2 million in 1993. Excluding the patent litigation settlement and other unusual items, as a percentage of revenue, operating earnings would have increased to 14.5% in 1994 from 10.1% in 1993, primarily as a result of the decreased rental expense discussed above and, to a lesser extent, lower selling, general and administrative expenses.


     Net Interest Expense. Net interest expense in 1994 was $4.5 million compared to $5.9 million in 1993 as a result of the reduction of the Company's long-term debt at the end of the third quarter of 1994 as well as the interest earned on the Mediq/PRN notes during the fourth quarter of 1994.


     Income Taxes. The Company's effective income tax rate in 1994 was 46.8% compared to 49.1% in 1993. The decrease is primarily attributable to the fact that the nondeductibility of goodwill written off in connection with the sale of Medical Services was offset by the impact of the patent litigation settlement. The patent litigation settlement contributed approximately 68% of the Company's pre-tax earnings and was taxed at the full statutory rate.

     Other. During 1994, the cumulative losses allocated to the minority interest holder of MRD exceeded the balance of such holder's investment. As a result, the Company recognized $3.8 million of losses. These losses and the diminished opportunities within the refurbishment business contributed towards the Company's decision to liquidate the assets and discontinue the operations of MRD. Concurrently, the Company wrote off unamortized goodwill of $1.5 million and wrote down inventories to net realizable value.

     Change in Accounting Principles. During the first quarter of 1994, the Company recorded the cumulative effect of a change in its inventory accounting method which resulted in a one-time after-tax earnings increase of $742,000, or $0.02 per share.


     Net Earnings. Net earnings in 1994 were $64.4 million, or $1.46 per share, an increase of $56.3 million from $8.1 million, or $0.18 per share, in 1993, primarily as a result of the patent litigation settlement. Excluding the effect of the patent litigation settlement and the other unusual items, net earnings would have increased by 80.5% to $22.0 million, or $0.50 per share, in 1994 from $12.2 million, or $0.27 per share, in 1993. Excluding the effect of the patent litigation settlement and the other unusual items, as a percentage of revenue, net earnings would have increased to 8.1% in 1994 from 4.5% in 1993, primarily as a result of reductions in depreciation expense, selling, general and administrative expenses and interest expense discussed above.


YEAR ENDED DECEMBER 31, 1993 COMPARED TO YEAR ENDED DECEMBER 31, 1992


     Total Revenue. Total revenue in 1993 decreased by 3.5% to $268.9 million from $278.5 million in 1992 primarily as a result of a decline in revenue from acute care facilities. Revenue from acute care facilities was $120.7 million, a decrease of $18.6 million or 13.3% from 1992. This decrease was caused by the uncertainty created by the health care reform debate, which led to increased cost control pressures. In addition, the shift in the Company's product mix toward lower-priced products such as mattress overlays, the increased migration of patients from acute care settings to extended and home care settings and the Company's loss of market share in the acute care setting contributed to this decrease. Revenue from extended care settings was $29.1 million, an increase of $2.8 million or 10.8% from 1992 as a result of the patient migration discussed above. Revenue from home care settings was $8.9 million, a decrease of $1.3 million or 13.2% from 1992, due to a significant reduction in reimbursement rates for the HomeKair bed which was partially offset by increased rentals of this product. Revenue from international operations in 1993 was $39.6 million, a decrease of $0.4 million or 1.1% from 1992. Revenue from medical devices increased $5.6 million from $1.7 million in 1992 to $7.3 million in 1993 due to increased market acceptance of the PlexiPulse. See "Business -- Products -- Medical Devices."


     Rental Expenses. Rental expenses for 1993 were $169.7 million, an increase of $13.0 million or 8.3% from $156.7 million in 1992. As a percentage of revenue, rental expense was 63.1% in 1993 compared to 56.3% in 1992. The increase was primarily a result of additional costs incurred related to the formation of operating divisions by the Company which resulted in additional sales and service management functions.



     Gross Profit. Gross profit decreased by $22.3 million or 21.7% to $80.5 million in 1993 from $102.8 million in 1992. As a percentage of revenue, gross profit decreased to 29.9% in 1993 from 36.9% in 1992, primarily due to the decline in revenue and the additional costs incurred resulting from the formation of operating divisions by the Company discussed above.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $5.6 million or 11.7% to $53.3 million in 1993 from $47.7 million in 1992. As a percentage of revenue, selling, general and administration expenses were 19.8% in 1993 compared to 17.1% in 1992. These increases were primarily attributable to the write-off of accounts receivable and start-up expenses related to the Company's two newest lines of business, NuTech and MRD.


     Unusual Items. During the fourth quarter of 1993, the Company recorded unusual items of $6.7 million which reduced net earnings by approximately $4.1 million (net of tax benefit of $2.6 million), or $0.09 per share. The Company recognized charges included in unusual items totaling $4.8 million, primarily related to dispositions of overstated inventories and underutilized rental assets. Unusual items also included a provision for anticipated losses of $1.0 million related to product liability claims resulting from one of the Company's insurance carriers being placed into receivership, and a provision of $0.9 million relating to severance costs and costs anticipated for the relocation of certain operations.

     Operating Earnings. Operating earnings decreased by 62.7% to $20.5 million in 1993 from $55.1 million in 1992. Excluding the effect of the unusual items referred to above, operating earnings would have decreased by 50.6% to $27.2 million in 1993 from $55.1 million in 1992. Excluding the effect of the unusual items, as a percentage of revenue, operating earnings would have decreased to 10.1% in 1993 from 19.8% in 1992, primarily as a result of the decline in revenue, the costs incurred related to the formation of operating divisions by the Company and the increase in rental and selling, general and administrative expenses discussed above.

     Net Interest Expense. Net interest expense in 1993 was $5.9 million compared to $7.2 million in 1992 primarily due to a reversal of interest accrued in prior years related to a contingent liability that was never realized. The effect of this reversal was partially offset by an increase in the Company's borrowings under its credit facilities and accrued interest related to prior year tax liabilities.


     Income Taxes. The Company's effective tax rate in 1993 was 49.1%, compared to 40.5% in 1992. The increase in the effective tax rate was attributable to (i) an increase in the marginal statutory federal income tax rate from 34% to 35%,
(ii) an increase in international taxable earnings (which are subject to a tax rate higher than the marginal U.S. statutory rate) as a percentage of taxable income, (iii) an increase in non-deductible expenses (primarily goodwill amortization) as a percentage of taxable income and (iv) losses of MRD which were non-deductible for federal and state tax purposes. The increases were partially offset by tax benefits related to the recapitalization of the Company's Canadian and French subsidiaries.



     Other. In the fourth quarter of 1993, the Company refinanced its existing debt facility which resulted in an extraordinary charge of $0.4 million, net of a $0.3 million tax benefit, or $0.01 per share.


     Change in Accounting Principles. During 1993, the Company also recorded the cumulative effect of a change in accounting principles related to the adoption of Statement of Financial Accounting Standards No. 109 (FAS 109) "Accounting for Income Taxes" which resulted in a one-time earnings increase of $450,000 or $0.01 per share.

     Net Earnings. Net earnings decreased by 71.7% to $8.1 million, or $0.18 per share, in 1993 from $28.5 million, or $0.63 per share, in 1992, as a result of the decline in revenue and increase in rental and selling, general and administrative expenses discussed above. Excluding the unusual items, net earnings during 1993 would have been $12.2 million, down 57.2% or $16.3 million, compared with 1992. This decrease is primarily due to the decline in revenue and the increase in rental expenses and selling, general and administrative expenses discussed above.

LIQUIDITY AND CAPITAL RESOURCES


     At September 30, 1995, the Company had current assets of $130.9 million and current liabilities of $35.6 million resulting in a working capital surplus of $95.2 million, compared to a surplus of $90.7 million at December 31, 1994. The increase in this surplus was due primarily to earnings during the period.



     Through the nine months ended September 30, 1995, the Company made capital expenditures of $25.2 million and expects to make additional capital expenditures of approximately $7.0 million in the remainder of 1995. The 1995 capital expenditures primarily relate to the Company's new TriaDyne and BariKare products and the design and development of new management information systems. See "Business -- Products" and "Business -- Product Support -- The Clinical Advantage." Other than committed capital expenditures for new rental products for the last fiscal quarter of 1995 of $1.6 million, the Company has no material long-term capital commitments. In addition, the Company intends to consider strategic acquisition opportunities that may arise from time to time.



     The Company's Credit Agreement with a syndicate of banks led by Bank of America permits unsecured borrowings of up to $50.0 million. At September 30, 1995, the entire borrowing base of $50.0 million was available. The interest rate payable on borrowings under the Credit Agreement is, at the election of the Company, Bank of America's reference rate or the London interbank offered rate quoted to Bank of America for one-, two-, three- or six-month Eurodollar deposits adjusted for appropriate reserves plus 40 basis points. The Credit Agreement requires that the Company maintain specified ratios and meet certain financial targets and also contains certain customary covenants. At December 31, 1994 and September 30, 1995, the Company was in compliance with all covenants.



     During the year ended December 31, 1992, the Company generated $58.0 million from operating activities primarily resulting from increased net earnings being adjusted for non-cash expenses such as depreciation and amortization. Investing activities used $47.2 million relating substantially to capital additions to property, plant and equipment, primarily its rental fleet. Financing activities during 1992 used $15.6 million primarily for debt repayments and dividend payments to shareholders. During the year ended December 31, 1993, the Company generated $56.5 million from operating activities, a decrease of $1.5 million from the prior year. The decrease was attributable to lower net earnings, partially offset by increased depreciation and amortization expenses. Investment activities used $43.6 million, including capital expenditures of $33.4 million. Financing activities during 1993 used $8.8 million in cash primarily for dividend payments and stock repurchases. During the year ended December 31, 1994, the Company generated $96.5 million from operating activities primarily resulting from the settlement of the patent litigation with SSI. Investment activities generated $47.8 million due to the sale of the assets of Medical Services which was partially offset by capital expenditures of $13.8 million primarily for additions to the rental fleet. Financing activities during 1994 used $112.6 million as the Company paid down substantially all of its outstanding debt. Operating activities during the nine months ended September 30, 1995 generated $44.2 million compared to $116.6 million during the same period in 1994. The primary reason for this difference was the sale of Medical Services and the patent litigation settlement. Investment activities for the nine months ended September 30, 1995 used $33.7 million including capital expenditures of $25.2 million and a $10 million loan to James R. Leininger, M.D., Chairman of the Company's Board of Directors. See "Use of Proceeds". Financing activities for the nine-month period ended September 30, 1995 used $4.4 million consisting primarily of dividends paid to shareholders.


     Based upon the current level of operations, the Company believes that cash flow from operations and cash reserves will be adequate to meet its anticipated requirements for working capital and capital expenditures through 1996.

INCOME TAXES

     The Company recognizes certain income and expenses in different time periods for financial reporting and income tax purposes. The provision for deferred income taxes is based on the asset and liability method and represents the change in the deferred income tax accounts during the year. Under the asset and liability method of FAS 109, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

     During 1994, the net impact of these timing issues resulted in a net deferred tax asset versus the net deferred tax liability recognized in prior years. Primary components of these future tax benefits include reserves for uncollectible accounts receivable and reserves for obsolete inventory. At September 30, 1995, the Company had a net deferred tax liability of $0.4 million related primarily to accelerated depreciation on fixed assets and an asset subject to a leveraged lease.

NEW ACCOUNTING PRONOUNCEMENT -- ACCOUNTING FOR ASSET IMPAIRMENT

     During March, 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company is required to adopt Statement 121 in the fiscal year beginning January 1, 1996. Statement 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has not completed all of the analyses required to estimate the impact of the new statement; however, the adoption of Statement 121 is not expected to have a material adverse impact on the Company's financial position or the results of its operations at the time of adoption.

SELECTED SUMMARY QUARTERLY FINANCIAL DATA

     The following table sets forth certain unaudited quarterly historical financial data for the periods indicated. In the opinion of management, the following unaudited quarterly financial data include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for interim periods are not necessarily indicative of results to be expected for the full year or for any future period. The following unaudited quarterly financial data should be read in conjunction with the Consolidated Financial Statements and notes thereto and other financial information appearing elsewhere in this Prospectus or incorporated herein by reference (in thousands, except per share data):

                                                            YEAR ENDED DECEMBER 31, 1994
                                                  ------------------------------------------------
                                                   FIRST       SECOND        THIRD        FOURTH
                                                  QUARTER      QUARTER      QUARTER       QUARTER
                                                  (1)(2)       (1)(3)       (1)(4)       (5)(6)(7)
                                                  -------      -------      -------      ---------
  Total revenue...............................    $72,084      $67,751      $70,239       $59,572
  Operating earnings..........................    $ 9,161      $ 8,035      $93,202       $13,680
  Net earnings................................    $ 4,264      $ 3,173      $48,641       $ 8,305
  Earnings per common and common equivalent
     share....................................      $0.10        $0.07        $1.10         $0.19
  Shares used in earnings per share
     calculation..............................     43,986       43,980       44,053        44,724

                                                   NINE MONTHS ENDED SEPTEMBER 30,
                                                                1995
                                                  ---------------------------------
                                                   FIRST       SECOND        THIRD
                                                  QUARTER      QUARTER      QUARTER
                                                  (5)(8)       (5)(9)        (10)
                                                  -------      -------      -------
  Total revenue...............................    $57,027      $59,790      $61,606
  Operating earnings..........................    $ 9,577      $ 8,717      $12,734
  Net earnings................................    $ 6,098      $ 5,716      $ 8,535
  Earnings per common and common equivalent
     shares...................................      $0.14        $0.13        $0.19
  Shares used in earnings per share
     calculation..............................     45,115       45,242       45,570

---------------

 (1) Includes the results of operations of Medical Services and KCIFS, which were divested in September 1994 and June 1995, respectively.
 (2) After giving effect to the pro forma adjustments for the sales of certain assets of Medical Services and of all of the capital stock of KCIFS as if the sales occurred on January 1, 1994, the Company's revenue, operating earnings, net earnings and earnings per share for the three-month period would have been $55.1 million, $7.5 million, $4.4 million and $0.10, respectively.
 (3) After giving effect to the pro forma adjustments for the sales of certain assets of Medical Services and of all of the capital stock of KCIFS as if the sales occurred on January 1, 1994, the Company's revenue, operating earnings, net earnings and earnings per share for the three-month period would have been $52.2 million, $7.8 million, $4.1 million and $0.09, respectively.
 (4) Includes the patent litigation settlement in September 1994 with SSI for $84.8 million and the disposition of certain assets of Medical Services for a pre-tax gain of $8.1 million. Partially offsetting these gains were certain unusual items of $6.8 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations." After giving effect to the pro forma adjustments for the sales of certain assets of Medical Services and of all of the capital stock of KCIFS as if the sales occurred on January 1, 1994 and excluding the effect of the patent litigation settlement, the gain on the disposition of Medical Services and the other unusual items, the Company's revenue, operating earnings, net earnings and earnings per share for the three-month period would have been $55.3 million, $10.9 million, $8.9 million and $0.20, respectively.
 (5) Includes the results from operations of KCIFS, which was divested in June 1995.
 (6) Includes an unusual benefit of $2.0 million from the collection of certain of Medical Services' accounts receivable which had been reserved at the time of the sale of certain assets of Medical Services, partially offset by a $1.2 million charge relating to post closing adjustments for the sale.

 (7) After giving effect to the pro forma adjustments for the sale of KCIFS assuming the sale occurred on January 1, 1994, and excluding the impact of the $2.0 million unusual benefit from the collection of accounts receivable and a $1.2 million reduction in Medical Services' operating earnings, the Company's revenue, operating earnings, net earnings and earnings per share for the three-month period would have been $59.4 million, $12.5 million, $7.7 million and $0.17, respectively.

 (8) After giving effect to the pro forma adjustments for the sale of KCIFS as if the sale occurred on January 1, 1994, the Company's revenue, operating earnings, net earnings and earnings per share for the three-month period would have been $56.2 million, $9.3 million, $6.1 million and $0.14, respectively.
 (9) After giving effect to the pro forma adjustments for the sale of KCIFS as if the sale occurred on January 1, 1994, the Company's revenue, operating earnings, net earnings and earnings per share for the three-month period would have been $59.2 million, $11.4 million, $7.5 million and $0.17, respectively.

(10) Excluding $1.5 million of additional interest income which represented principal received in excess of the discounted value of the Mediq/PRN notes, the Company's net earnings and earnings per share for the three-month period would have been $7.7 million and $0.17, respectively.

                                    BUSINESS


     Kinetic Concepts designs, manufactures, markets and distributes therapeutic products, primarily specialty hospital beds, mattress overlays and mattress replacement systems, that treat and prevent the complications of immobility. By preventing these complications or accelerating the healing process, the Company's products and services can significantly reduce the cost of patient care while improving clinical outcomes. Because many of its products are used primarily by the elderly (the fastest growing segment of the U.S. population), the Company believes that the use of its products and services should grow.



     From an initial base of specialty hospital beds designed for and used almost exclusively in acute care hospitals, the Company has broadened its existing product line and expanded its distribution network to serve the extended and home care settings. More recently, Kinetic Concepts has applied its therapeutic expertise to develop innovative medical devices to treat wounds and prevent deep vein thrombosis ("DVT"). The Company has also developed a product line to aid in the care of obese patients.


     Founded by James R. Leininger, M.D., an emergency room physician, to provide better care for his patients, the Company was incorporated in Texas in 1976. The Company's executive offices are located at 8023 Vantage Drive, San Antonio, Texas 78230, and its telephone number is (210) 524-9000.

BACKGROUND

     Movement is essential to normal human physiology. Persons may become immobilized as a result of surgery, injury or trauma, coronary bypass, congestive heart failure, respiratory failure, stroke or chronic neurological disorder. In addition, certain conditions such as coma, severe burns, obesity or acute illnesses such as cancer and AIDS can cause patients to become unable to maintain certain physiologic functions which are dependent on mobility. Prolonged patient immobility can result in a variety of complications, including
(i) skin breakdown (decubitus ulcers or pressure sores), (ii) circulatory complications such as DVT and edema and (iii) respiratory problems such as pneumonia.

     Kinetic Concepts believes that it has the most complete line of patient support surfaces in the industry -- its "Continuum of Care." The Company continues to search for new therapies and technologies to improve patient outcomes and to reduce the cost of patient care. Since January 1994, the Company has introduced a number of new products including: the TriaDyne, a multiple therapy bed; the BariKare, a specialty bed for obese patients; the PlexiPulse All-in-1 System, a non-invasive vascular assist device; and the Vacuum Assisted Closure device ("The V.A.C."), a medical device that promotes wound healing. In addition to internal development programs, the Company evaluates opportunities to acquire or license patented technologies.

     Pressure sores are a common and costly complication of immobility. A patient on a standard hospital bed has several pressure points on the body that, without movement, could become pressure sores within hours after the patient becomes immobile. Once a serious pressure sore develops, treatment can involve surgery and extensive hospitalization.

     Pressure sores occur in approximately 15% of all patients across all care settings. Industry studies indicate that approximately 525,000 patients suffer from pressure sores at any given time and that approximately 90% of the patients with pressure sores are over the age of 65. Moreover, pressure sores and resulting infections result in about 60,000 deaths per year. The cost of treating an early stage pressure sore is between $10,000 and $25,000 and can exceed $75,000 for a severe pressure sore.


     The Company's products are effective at treating and preventing pressure sores. For example, Company-sponsored clinical studies indicate that the KinAir bed provides more than a threefold improvement in the median rate of healing pressure sores when compared with standard foam mattresses. A companion cost effectiveness analysis indicated that the Company's products were more cost effective in treating these wounds as compared to traditional wound treatment. The Company's KinAir bed was also found to be clinically efficient and cost effective in the prevention of pressure ulcers among intensive care unit ("ICU") patients at risk for pressure ulcer development as compared to those on standard ICU beds.

     Pulmonary complications are a common cause of death following an immobilizing injury or illness. Many pulmonary complications arise simply because the patient cannot turn sufficiently to a lateral position to permit postural drainage of the lungs and mobilization of the secretions within the bronchial system. The traditional method for preventing and treating these complications requires members of the hospital nursing staff to manually turn a patient every two hours. This treatment regimen has had only limited success in preventing the development of these complications, is difficult to accomplish, time consuming, costly to administer and can result in injury to the patient and nursing staff.


     The average incidence of hospital acquired pneumonia in the ICU is approximately 20%. Development of pneumonia increases both ICU and hospital length of stay by 25% to 45% and increases the requirement for intubation and mechanical ventilation by about 40%. These additional complications could add $12,000 to $15,000 to hospitalization costs. Several Company sponsored clinical studies of ICU patients showed a 50% reduction in the rate of hospital acquired pneumonia, a 35% reduction in the use of mechanical ventilation and a 24% reduction in ICU length of stay in patients treated with the Company's Kinetic Therapy products. These improved outcomes save money for both the patient and hospital. The Company's cost effectiveness analyses suggest an average cost savings of approximately $18,000 per patient when Kinetic Therapy is used appropriately.



     Wounds such as advanced pressure sores, venous stasis ulcers, diabetic ulcers, surgical wounds and burns are addressed by products manufactured by the Company. See "Business -- Products". For example, the PlexiPulse treats the underlying causes of, and helps to heal, diabetic ulcers. The V.A.C., introduced earlier this year, has been found to heal many types of chronic wounds. It is estimated that there could be as many as 5.5 million patients per year who suffer from these wounds in the U.S.


MARKET OUTLOOK

     The Company believes that it is well positioned to take advantage of the following factors affecting the market for health care products and services:


     Increased pressure on health care providers to control costs and improve patient outcomes. The pressure to control health care costs intensified during 1993 as a result of the health care reform debate and continues as Congress attempts to slow the rate of growth of health care costs as part of an effort to balance the federal budget. While the exact amount and nature of the health care budget cuts are not final, the Company believes that health care providers will continue to experience increased cost control pressures.


     Accelerating migration of patients from acute care facilities into extended and home care settings. Prompted by cost reduction pressures from government reimbursement programs, private insurers and managed care organizations, health care is now readily available in a wide variety of settings with a broad variety of cost structures. The role of traditional hospitals has been somewhat reduced to specific acute care functions such as emergency and specialty units. Most rehabilitation now occurs in extended care settings which currently account for approximately 9% of all U.S. health care expenditures. U.S. expenditures on this market segment are currently in excess of $85 billion and have grown at an average rate of approximately 10% per year since 1990.

     The home has also gained tremendous importance in health care. Costs associated with treating a patient in the home are typically 40% to 70% less than if the patient were treated in a hospital or nursing home. Total U.S. expenditures on home health care are in excess of $20 billion annually and have grown at an average rate of approximately 19% per year since 1990. The accelerating migration of patients from acute care facilities into extended and home care settings has created demand for products which conform to the physical constraints of these settings and match the relative acuity levels and cost structures.

     Consolidation of health care providers and national and regional group purchasing organizations. Consolidation of health care providers and national and regional group purchasing organizations within the health care industry has greatly increased the number of patients whose care is covered by a national organization which, in turn, has resulted in greater purchasing leverage for national health care provider organizations. In order to minimize costs, these organizations actively seek to place patients in the most cost effective care setting. Serving a national account generally requires that a vendor provide goods and services suitable for all care settings across a broad regional or national area.


     Growing demand for clinically proven and cost effective therapies. Cost containment efforts have spread across all aspects of the health care industry. Both private and government reimbursement programs are moving toward systems which feature prospective payments. Under this system, health care providers receive a payment determined by historical cost to cover all expenses associated with a specific illness. Expenses that exceed the amount reimbursed must be borne by the provider. The risk of bearing these expenses has prompted providers to demand documentation that a product or procedure will deliver the desired clinical outcome at a cost savings over traditional therapies.


     Patient demographics. U.S. Census Bureau statistics indicate that the 65-and-over age group is the fastest growing population segment and is expected to exceed 40 million by the year 2010. Management of wounds and circulatory problems is crucial for elderly patients. These patients frequently suffer from deteriorating physical conditions and their wound problems are often exacerbated by incontinence and poor nutrition.


     Obesity is increasingly being recognized as a serious medical complication. In 1994, approximately 650,000 patients in U.S. hospitals had a principal or secondary diagnosis of obesity. Obese patients tend to have limited mobility and thus are at risk for circulatory problems and skin breakdown. Treating obese patients is also a significant staffing issue for many health care facilities and a cause of worker's compensation claims among nurses.


     Growth in international markets. Health care systems in established economies are increasingly seeking methods to provide improved care at a reduced cost and are thereby becoming aware of the benefits of therapeutic patient support surfaces. The delivery of improved levels of health care is also growing in certain emerging economies.

     Emergence of disease state niche markets. The industry trend toward consolidation has yielded additional leverage to national health care provider networks and these networks are beginning to request packages of products and services that offer total solutions to specific diseases such as diabetes or cancer. The process of bundling disease state packages may create niche markets for providers of specialty products and services. Those providers with the appropriate logistical capabilities may have the opportunity to serve these growing niche markets on a national scale.

GROWTH STRATEGY

     The Company intends to increase its market share both domestically and internationally. The Company believes that it is well positioned to accomplish its growth strategy because of its Continuum of Care product line, its Clinical Advantage, its extensive distribution network and its strong financial position.

     The Company's goal of continued growth and profitability within an evolving marketplace is based on implementing the following strategies:

     - Addressing industry cost control pressures

     - Further penetrating the acute care market

     - Increasing presence in extended and home care settings

     - Expanding international markets

     - Capitalizing on industry leadership in clinical research

     - Utilizing information programs

     - Continuing product innovation


      Addressing industry cost control pressures. The Company believes it can best serve cost conscious health care providers by offering cost effective therapies. Kinetic Concepts offers a broad line of specialty hospital beds, mattress overlays, mattress replacement systems and medical devices that help reduce the overall cost of patient care by allowing health care providers to match the needs of particular patients with appropriate therapies, whether in a hospital, an extended care facility or at home. The Company also offers health care providers a variety of rental, lease and purchase options on most of its products. Moreover, the Company's national distribution network enables Kinetic Concepts to offer a single source solution to national and regional purchasing entities.


     Further penetrating the acute care market. The Company serves over 1000 medium to large hospitals and is presently focusing its marketing efforts on an additional 2000 similarly sized hospitals in which the Company has had a relatively small presence. The Company believes that the recent introduction of four new technologically advanced products -- the TriaDyne, the BariKare, the PlexiPulse All-in-1 System and The V.A.C. -- will enable Kinetic Concepts to further penetrate the acute care market.



     Increasing presence in extended and home care settings. One of the effects of health care reform is a high likelihood that an individual patient will be treated in several different care settings over the course of a serious illness. Kinetic Concepts is able to provide therapies to patients across multiple care settings through its national distribution network and broad product line which are designed to provide a Continuum of Care. The Company's product line ranges from specialty beds designed for high acuity settings to overlays designed for lower acuity settings. The Company's sizable clinical staff also enables it to make on-site recommendations on appropriate patient surfaces during the transition between care settings. The Company has recently developed a software tracking system that enables it to monitor patients' treatments and outcomes across multiple care settings. Because of the cost pressures within the health care industry, patients are leaving the acute care setting sooner, thereby increasing the demand for the Company's products in the extended and home care settings. This demand increases the utilization of the Company's existing rental fleet originally developed for the acute care settings and helps increase sales of low-cost products such as mattress overlays and mattress replacement systems.



     Expanding international markets. Health care systems in established economies are increasingly seeking methods to provide improved care at a reduced cost and are becoming aware of the benefits of therapeutic patient support surfaces. The delivery of improved levels of health care is also growing in certain emerging economies. The Company has expanded to serve the growing international market by establishing direct operations in ten foreign countries and by utilizing independent dealers in other selected markets.



     Capitalizing on industry leadership in clinical research. Published clinical studies supporting the efficacy of therapies are crucial in today's health care market. Kinetic Concepts believes that it maintains the most extensive collection of published clinical studies in its industry which serves as the foundation of its marketing program -- The Clinical Advantage. These studies evaluate the effectiveness of different products in providing a therapy or delivering an outcome. The studies are sponsored by the Company and are conducted by independent medical institutions such as teaching hospitals and universities. These studies support the cost effectiveness of the Company's products and provide the necessary clinical outcome data demanded by health care providers. See "Business -- Product Support -- The Clinical Advantage."



     Utilizing information programs. The health care industry requires advanced management information programs to capture cost of service and patient outcome data. Kinetic Concepts has made substantial investments in its proprietary information system and several management information programs that collect and analyze patient data and enable the Company to deliver its products and services more cost effectively. Two of these proprietary software management programs, Genesis and Odyssey, enable the Company and its customers to track statistical patient data, refine treatment protocols and quantify the clinical outcomes of its therapies. The Company believes that Genesis and Odyssey, combined with the Company's extensive clinical presence, provide the Company with a significant advantage over other patient surface suppliers in gathering this essential information. See "Business -- Product Support -- The Clinical Advantage."



     Continuing product innovation. The Company continues to search for new therapies and technologies to improve patient outcomes and to reduce the cost of patient care. Since January 1994, Kinetic Concepts has introduced two specialty beds, the TriaDyne and the BariKare; two medical devices, the PlexiPulse All-in-1 System and The V.A.C., a product developed from technology licensed to the Company; and several mattress overlays and mattress replacement systems. Each of the products reduces the time that the health care staff must devote to patient treatment. In addition, each of the products was designed in consultation with nurses and therefore incorporates features and benefits which enhance the ease of use of the products. In addition to its internal development programs, the Company evaluates opportunities to acquire or license patented technologies. In addition, the Company intends to consider strategic acquisition opportunities that may arise from time to time.


PRODUCTS


     The Company's "Continuum of Care" provides innovative products and therapies across multiple care settings. The Company's products include Pressure Relief/Pressure Reduction products, Kinetic Therapy products, Bariatric Care products and medical devices.



     Pressure Relief/Pressure Reduction. The Company's Pressure Relief products include a variety of framed beds and overlays such as the KinAir III, TheraPulse, FluidAir Plus, HomeKair, HomeKair DMS, DynaPulse, FirstStep Plus, FirstStep Select and AirWorks Plus. The KinAir III has been shown to provide effective skin care therapy in the treatment of pressure sores, burns and post operative skin grafts and flaps, and to help prevent the formation of pressure sores and certain other complications of immobility. The TheraPulse provides continuous pulsating action which gently massages the skin to help promote capillary and lymphatic circulation in patients suffering from severe pressure sores, burns, skin grafts or flaps, swelling or circulation problems. The FluidAir Plus is an air-fluidized bead bed with a built-in patient weighing system which supports the patient on a low-pressure surface of air-fluidized silicon beads providing pressure relief for skin grafts or flaps, burns and pressure sores. The HomeKair bed and HomeKair DMS overlay are low-cost pressure relief products designed to be easily transportable directly to a patient's home. The DynaPulse is a pulsating mattress replacement system that helps prevent pressure ulcers in patients at high risk for skin breakdown and can also be used to treat existing pressure ulcers. The FirstStep is an overlay designed to provide pressure relief and help prevent pressure sores in patients not normally treated on specialty beds. The First Step Select, an extension of the Company's low-end product line, offers an expanded selection of overlays with upgraded design features. AirWorks Plus is a low-cost overlay which provides pulsating air columns which assist in redistributing pressure for better skin care.



     Kinetic Therapy. The U.S. Center for Disease Control defines Kinetic Therapy as lateral rotation of at least 40 degrees on each side. The Company believes Kinetic Therapy is essential to the prevention or effective treatment of pneumonia in immobile patients. The Company's Kinetic Therapy products include the TriaDyne, RotoRest, RotoRest Delta, BioDyne II and Q2 Plus. The TriaDyne, introduced in mid-1995, provides patients in acute care settings with three distinct therapies on an air suspension surface. The TriaDyne applies Kinetic Therapy by rotating the patient up to 40 degrees to each side and provides an industry-first feature of simultaneously turning the patient's torso and lower body in opposite directions while keeping the patient positioned in the middle of the bed. The TriaDyne can also provide percussion therapy to the patient's chest to loosen mucous buildup in the lungs and pulsating therapy to promote capillary circulation. The TriaDyne is built on Stryker Corporation's critical care frame, which is narrow and more suited to an ICU environment. The TriaDyne offers several other novel features not available on other products. The RotoRest Delta is a specialty bed which can rotate a patient up to a 62 degree angle on each side for the treatment of pulmonary complications and prevention of pneumonia. The RotoRest has been shown to improve the care of patients suffering from multiple trauma, spinal cord injury, severe pulmonary complications, respiratory failure and DVT. The BioDyne II combines many of the therapeutic benefits of the KinAir III and the RotoRest and is used by patients suffering from pneumonia, coma, stroke and chronic neurological disorders.



     Bariatric Care. The Company markets a line of therapeutic support surfaces and aids for patients suffering from obesity, a market that had previously been underserved. These products not only provide the proper support needed by obese patients, but also enable nurses to care for these patients in a dignified manner. Moreover, treating obese patients is also a significant staffing issue for many health care facilities because moving and handling these patients increases the risk of worker's compensation claims by nurses. The use of the Company's Bariatric products enables hospital staff to treat and move obese patients in a safer manner while utilizing fewer hospital personnel. The most advanced product in this line is the BariKare, which can serve as a chair, bed or X-ray table. This product is used generally for patients weighing from 300 to 500 pounds but can be used for patients who weigh up to 850 pounds. The Company believes that the BariKare is the most advanced product of its type available today.

     Medical Devices. The Company also rents and sells various products manufactured by the Company other than patient support surfaces. These products include the PlexiPulse, PlexiPulse All-in-1 System and The V.A.C.


     The PlexiPulse and PlexiPulse All-in-1 System are non-invasive vascular assist devices that aid venous return by pumping blood from the lower extremities to help prevent DVT and reestablish microcirculation. The pumping action is created by compressing specific parts of the foot or calf with specially designed inflatable cuffs that are connected to a separate pump unit. The cuffs are wrapped around the foot and/or calf and are inflated in timed increments by the pump. The inflation compresses a group of veins in the lower limbs and boosts the velocity of blood flowing back toward the heart. This increased velocity has been proven to significantly decrease formation of DVT in non-ambulatory post-surgical and post-trauma patients. The PlexiPulse is effective in preventing DVT, reducing edema and improving lower limb blood circulation.


     The Company also markets The V.A.C., a non-invasive, active wound closure therapy that utilizes negative pressure. The V.A.C. promotes healing in wounds, pressure ulcers and grafts that frequently do not respond to conventional treatment. Treatment protocols with The V.A.C. call for a proprietary foam material to be fitted and placed in or on top of a wound and covered with an airtight, occlusive dressing. The foam is attached to a separate vacuum pump. When activated, the vacuum pump creates a negative pressure in the wound that draws the tissue together. This vacuum action stimulates blood flow on the surface of the wound, reduces edema and decreases bacterial colonization, all of which stimulate healing. The dressing material is replaced every 48 hours and fitted to accommodate the decreasing size of the wound over time. This is a significant improvement over the traditional method for treating wounds which requires the nursing staff to clean and dress the wound every 8 to 12 hours.


     The Company manufactures and sells The V.A.C. pursuant to a License Agreement (the "License Agreement") with Wake Forest University, which owns the wound treatment technology used by The V.A.C. Under the terms of the License Agreement, the Company has an exclusive worldwide license to use the wound treatment technology (and any subsequent improvements) throughout the period during which U.S. or foreign patent rights exist or are pending for this technology. In exchange for the right to use the wound treatment technology, the Company has agreed to pay a royalty to Wake Forest University of 8% to 10% of net sales (as defined in the License Agreement), and for the first five years after the first sale in the U.S., the Company has agreed to pay an annual minimum royalty equal to 25% of the projected royalty payments for each year during such five-year period, but not less than $25,000 paid semi-annually. The Company also has agreed to reimburse Wake Forest University for certain costs incurred to defend and maintain any U.S. patent rights, and to prepare, file, defend and maintain any foreign patent rights with respect to this technology. In the event that the Company fails to make a required royalty payment (including the minimum royalty payment) within 30 days after such royalty payment is due, then Wake Forest University shall have the right to terminate the License Agreement, or convert the License Agreement into a non-exclusive license.

PRINCIPAL PRODUCTS


                            HOSPITAL BEDS, MATTRESS OVERLAYS AND
                                MATTRESS REPLACEMENT SYSTEMS                                     MEDICAL DEVICES
          ----------------------------------------------------------------------------          -------------------
              PRESSURE
          RELIEF/REDUCTION            KINETIC THERAPY           BARIATRIC SUPPORT               CIRCULATION THERAPY
          ----------------            ---------------           -----------------               -------------------
PRODUCTS   FRAMED PRODUCTS            FRAMED PRODUCTS            FRAMED PRODUCTS
           TriaDyne                   TriaDyne                   BariKare                        PlexiPulse
           BioDyne                    RotoRest Delta             Bari-800i                       PlexiPulse All-in-1
           FluidAir                   BioDyne                    Burke                             System
           TheraPulse                 RotoRest
           KinAir
           HomeKair
           OVERLAYS                   OVERLAY
           First Step                 Q2 Plus                    OVERLAY
           DynaPulse                                             First Step HD
           AirWorks Plus
           TheraRest
           HomeKair DMS

PATIENTS   Elderly patients           Trauma victims             Obese patients                  Post-surgical
           Immobile patients          Head/spinal cord injury                                    patients
           Post operative patients      patients                                                 Diabetic patients
           Cancer, AIDS patients      Pneumonia patients                                         Edema patients
           Burn victims               Quadriplegics
                                      Immobilized patients
MEDICAL    Treats and prevents        Treats and prevents        Assists in patient              Prevents DVT
BENEFITS     pressure ulcers            hospital-acquired          management                    Increases lower limb
           Reduces chronic pain         pneumonia                Provides proper support in        circulation
           Enhances skin              Prevents skin breakdown      sitting and reclining         Reduces edema
             microculture             Improves ventilation         positions                     Enhances wound
                                      Improves oxygenation       Assists ambulation                healing
                                                                 Reduces skin breakdown
CARE       Acute                      Acute                      Acute                           Acute
SETTINGS   Extended                   Extended                   Extended                        Extended
           Home                                                                                  Home
ECONOMIC   Decreases healing time     Reduces onset of hospital  Reduces nursing time            Prevents DVT
BENEFITS   Prevents development of      acquired pneumonia in    Reduces workers'                Speeds healing
             expensive pressure         the ICU by 50%.            compensation risk               process
             sores                                                                               Reduces inventory
           Permits recovery in lower                                                               requirements
             cost settings

              MEDICAL DEVICES
              ---------------
               WOUND THERAPY
               -------------
PRODUCTS
             The V.A.C.

PATIENTS     Pressure sore patients
             Diabetic patients
             Amputees

MEDICAL      Heals wounds
BENEFITS     Promotes post amputation
               closure

CARE         Acute
SETTINGS     Extended
             Home
ECONOMIC     Speeds healing process
BENEFITS     Reduces demands on
               nursing staff

PRODUCT SUPPORT -- THE CLINICAL ADVANTAGE




     Kinetic Concepts believes that it has a clinical advantage in the patient support surface market. The Company's Clinical Advantage program includes a variety of support services and a growing database of clinical and patient outcome studies. Clinical service to acute care and extended care facilities begins with the placement of the patient on a Company product. Trained Company clinicians make more than 150,000 regular patient contacts annually. This staff is comprised of over 250 employees with medical or clinical backgrounds; the sole responsibility of approximately 130 of these clinicians is making patient rounds and participating in treatment protocols. The Company's clinical staff also offers comprehensive product training and education to nurses. This direct patient and nurse contact enables the Company to assist the hospital in collecting valuable data. In order to effectively collect and process the data, the Company has developed Odyssey and Genesis, two proprietary software programs.


     Odyssey is sold to hospitals to enable them to standardize the information collected on wound treatment protocols. With Odyssey, health care providers can institute a comprehensive wound care management system within their facility. Facilities use Odyssey to collect data on their wound patients and periodically send statistical information to Kinetic Concepts for processing. When processed and returned to the facility, Odyssey can generate reports comparing each individual patient's healing progress with those of similar patients on an internal, regional or national basis. This information enables each facility to tailor the protocols of its wound management system to the specific needs of its patients.


     Genesis is being developed and will be implemented so that the Company's staff clinicians can assist customers in tracking patient outcomes. The Company's clinicians make regular rounds to evaluate patients being treated with Kinetic Concepts' products. At the hospital's direction, information related to the use of the Company's products will be entered into a central database on a daily basis. Information in the database can then be analyzed to determine the effectiveness of specific treatment protocols when compared against a larger sample. When sufficient statistical data is collected, the database will assist physicians in determining treatment protocols based upon the range of outcome for certain patient conditions.


     The Company also has an active program of sponsoring independent clinical research. The Company believes that it has the most comprehensive collection of clinical research supporting the medical efficacy of its products of any company in its industry. These studies support the cost-effectiveness of the Company's products and provide the necessary clinical outcome data demanded by today's health care providers.

     The Company believes that the evolving health care marketplace is moving toward a prospective reimbursement system which will require actuarial information to predict patient outcomes in order to develop appropriate pricing structures. This valuable patient data and clinical research is central to the Company's marketing effort of demonstrating patient outcomes.

DISTRIBUTION NETWORK


     The Company distributes its specialty patient support products to acute and extended care facilities through a worldwide network of 147 domestic service centers and 47 international centers. Each center has an inventory of beds and overlays which are delivered to the individual hospitals on an as-needed basis. The service personnel also assist in the placement of the patient on a support surface and in the pick-up and maintenance of the beds, overlays, sheets and accessories.



     The Company contracts with both proprietary and voluntary group purchasing organizations ("GPOs"). Proprietary GPOs own all of the hospitals which they represent and, as a result, can insure complete compliance with an executed national agreement. Voluntary GPOs negotiate contracts on behalf of member hospital organizations but cannot insure that their members will comply with the terms of an executed national agreement. Approximately 46% of the Company's total revenue during the first nine months of 1995 was generated under national agreements with GPOs. The Company's GPO contracts include contracts with the Voluntary Hospital Association of America and the American Healthcare Systems, which represent approximately 13.7% and 5.5%, respectively, of the Company's total revenue during the first nine months of 1995.

     Re-engineering of Service Delivery and Fulfillment Process. Since 1993, Kinetic Concepts has re-engineered its process of collecting customer requests, dispatching appropriate resources and satisfying customer needs. It has replaced many procedures, modified job descriptions and decreased the number of service vehicles and personnel it utilizes. Much of the re-engineering effort has focused on automating the service process, including the compilation of clinical information. See "Business -- Product Support -- The Clinical Advantage." The goal of these changes is to reduce costs, reduce cycle time and improve customer responsiveness and satisfaction. The Company believes that, as a result of this effort, it can more effectively manage its cost structure and distribute its products and services to meet the demands of increasingly sophisticated customers.

     The Company is organized into four operating divisions: KCI Therapeutic Services, Inc. ("KCI Therapeutic Services" or "KCTS"), KCI Home Care, KCI International, Inc. ("KCI International") and KCI New Technologies, Inc. ("NuTech").


     KCI Therapeutic Services. KCI Therapeutic Services provides a complete line of therapeutic specialty support surfaces to patients in acute and sub-acute facilities as well as extended-care settings. This division consists of approximately 1000 personnel, many of which have a medical or clinical background. Sales are generated by a sales force of more than 250 individuals who are responsible for new accounts in addition to the management and expansion of existing accounts. A portion of this sales force is focused exclusively on either the extended care market or the acute care market although the majority of the sales force is responsible for sales across both settings.



     KCI Therapeutic Services has a national 24-hour customer service communications system which enhances its ability to quickly and efficiently respond to its customers' needs 24 hours-a-day, seven days-a-week. Operations for KCI Therapeutic Services are conducted from the service centers indicated in the map below. The Company's services centers are organized as profit centers and the general managers who supervise the service centers are responsible for both sales and service operations.


                                      MAP


     The Company's sales and support staff is comprised of over 250 employees with medical or clinical backgrounds. The principal responsibility of approximately 130 of these clinicians is making product rounds and participating in treatment protocols. These clinicians educate the hospital staff on issues related to patient treatment, assist in the establishment of protocols and accumulate outcome data related to the treatment of the patient. The clinical staff makes approximately 150,000 patient rounds annually.


     KCI Home Care. KCI Home Care rents and sells products that address the unique demands of the home health care market. In January 1995, KCI Home Care started a transition from a combined direct/dealer distribution system to distributing its products exclusively through independent dealers. The Company believes that selling through independent dealers gives it easier access to a larger patient population and improves the overall contribution from this business segment despite a reduction in per patient revenue. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Results of Operations -- Nine Months Ended September 30, 1995 Compared to Nine Months Ended September 30, 1994."



     KCI International. KCI International offers the Company's complete product line in ten foreign countries including Germany, Austria, the United Kingdom, Canada, France, the Netherlands, Switzerland, Australia, Italy and Sweden. In 1996, the Swedish offices will be expanded to serve all of Scandinavia. In addition, relationships with independent distributors in Latin America, the Middle East, Asia and Eastern Europe allow KCI International to serve the demands of a growing global market.



     NuTech. NuTech manufactures and markets the PlexiPulse and PlexiPulse All-in-1 System through an independent sales representative network and is in the process of developing a dedicated sales force.


COMPETITION

     The Company believes that the principal competitive factors within the patient support surfaces marketplace are product efficacy, clinical outcomes, service and price. The Company believes that a national presence with full distribution capabilities is important to serve large, sophisticated national and regional health care GPOs and providers.


     The Company competes on a national level with Hill-Rom and on a regional and local level with numerous other companies. In certain international markets, the Company competes principally with Hill-Rom. NuTech competes primarily with Kendall International in the foot and leg compression market.


RESEARCH AND DEVELOPMENT


     The focus of the Company's research and development program has been to develop new products and make technological improvements to existing products. Since January 1994, the Company has introduced a number of new products including: the TriaDyne, the BariKare, the PlexiPulse All-in-1 System and The V.A.C., a product developed from technology licensed to the Company. Expenditures for research and development represented approximately 2% of the Company's total expenditures in 1994. The Company intends to continue to expand its research and development efforts.


MANUFACTURING


     The Company's manufacturing processes for its specialty beds, mattress overlays, mattress replacement systems and medical devices include the manufacture of certain components, the purchase of certain other components from suppliers and the assembly of these components into a completed product. Mechanical components such as blower units, electrical displays and air flow controls consist of a variety of customized subassemblies which are purchased from suppliers and assembled by the Company. The Company believes it has an adequate source of supply for each of the components used to manufacture its products.


PATENTS AND TRADEMARKS


     The Company seeks patent protection in the United States and abroad. As of December 27, 1995, the Company had 36 issued U.S. patents relating to its specialized beds, mattresses and related products. The Company also has 18 pending U.S. Patent applications. During 1994, the Company successfully sought protection of three of its patents in litigation against SSI. The jury in this case found that three of the

Company's patents on the BioDyne and TheraPulse beds were valid and that SSI had willfully infringed those patents. The case was settled prior to the damages phase of the trial when SSI agreed to pay the Company damages of $84.75 million and remove its Restcue bed from the U.S. market.


     Many of the Company's specialized beds, products and services are offered under trademarks and service marks. The Company has 25 registered trademarks and service marks in the United States Patent and Trademark Office.

EMPLOYEES

     As of September 30, 1995, the Company had approximately 2000 employees. The Company's employees are not represented by labor unions and the Company considers its employee relations to be good.

PROPERTIES


     The Company's corporate headquarters are currently located in a 170,000 square foot building in San Antonio, Texas which was purchased by the Company in January 1992. The Company utilizes 84,000 square feet of the building with the remaining space being leased to unrelated entities.


     The Company conducts its manufacturing, shipping, receiving and storage activities in a 153,000 square foot facility in San Antonio, Texas, which was purchased by the Company in January 1988. In 1989, the Company completed the construction of a 17,000 square foot addition to the facility which is utilized as office space. The Company also owns a 37,000 square foot building in San Antonio, Texas which houses the Company's engineering center. In 1992, the Company purchased a 35,000 square foot facility in San Antonio, Texas which is used for storage. The Company maintains additional storage at two leased facilities in San Antonio, Texas. In 1994, the Company purchased a facility in San Antonio, Texas which will be used to provide housing for families of cancer patients. The facility is built on 6.7 acres and consist of a 15,000 square foot building and 2,500 square foot house.

     The Company leases approximately 150 domestic distribution centers, including each of its eight regional headquarters, which range in size from 600 to 19,600 square feet.

GOVERNMENT REGULATION

     United States. The Company's products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign regulatory agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the regulations promulgated thereunder, the FDA regulates the clinical testing, manufacture, labeling, distribution and promotion of medical devices. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the government to grant premarket clearance or premarket approval for devices, withdrawal of marketing clearances or approvals, and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by the Company.

     In the United States, medical devices are classified into one of three classes (Class I, II or III) on the basis of the controls deemed necessary by the FDA to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls (e.g., labeling, premarket notification, and adherence to GMPs) and Class II devices are subject to general and special controls (e.g., performance standards, postmarket surveillance, patient registries, and FDA guidelines). Generally, Class III devices are those devices which must receive premarket approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable devices, or new devices which have been found not to be substantially equivalent to legally marketed devices). All of the Company's current products have been classified as Class I or Class II devices. Before a new device can be introduced in the market, the manufacturer must generally file an application for and obtain FDA clearance of a 510(k) notification or approval of a Premarket Approval ("PMA") Application. A 510(k) clearance will be granted if the submitted information establishes that the proposed device is "substantially equivalent" to a legally marketed Class I or Class II medical device or to certain Class III devices. The FDA recently has been requiring a more rigorous demonstration of substantial equivalence than in the past.

     It generally takes from four to 12 months from submission to obtain 510(k) premarket clearance, but may take longer. The FDA may determine that a proposed device is not substantially equivalent to a legally marketed device, or that additional information is needed before a substantial equivalence determination can be made. A "not substantially equivalent" determination or a request for additional information could prevent or delay the market introduction of new products that fall into this category and could have a material adverse effect on the Company's business, financial condition and results of operations. For any of the Company's devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect the safety or effectiveness of the device or that constitute a major change to the intended use of the device will require a new 510(k) submission.

     A PMA application must be filed if a proposed device is not substantially equivalent to a legally marketed Class I or Class II device, or if it is a Class III device for which the FDA has called for PMAs. A PMA application must be supported by valid scientific evidence which typically includes extensive testing and manufacturing information, including preclinical and clinical trial data, to demonstrate the safety and effectiveness of the device. The FDA's review of a PMA application generally takes one to two years from the date the PMA is accepted for filing, but it may take significantly longer.


     If human clinical trials of a device are required, and the device presents a "significant risk," the sponsor of the trial (usually the manufacturer or the distributor of the device) will have to file an Investigational Device Exemption ("IDE") application prior to commencing human clinical trials. If the device presents a "nonsignificant risk" to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by one or more appropriate Institutional Review Boards ("IRBs") without the need for FDA approval. Sponsors of clinical trials are permitted to sell investigational devices distributed in the course of the study provided such compensation does not exceed recovery of the costs of manufacture, research, development and handling.



     In 1995, the Company submitted three 510(k) notices for new devices which are currently pending FDA review. The Company also has several 510(k) notifications pending for modifications to certain of its currently marketed products. Because the determination of whether a new 510(k) notification must be submitted for a device modification is subjective, companies sometimes provide information to the FDA to update their 510(k) files without formally submitting a premarket notification. In certain circumstances, the FDA allows continued marketing of a modified device while a 510(k) is pending. There can be no assurance, however, that the FDA will allow the Company to continue to market any of these devices pending marketing clearance from the FDA or that the Company will obtain 510(k) clearance for these devices on a timely basis, if at all. The FDA's failure to grant any necessary regulatory clearances or approvals or to allow continued marketing of devices pending clearance could have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company has also made other modifications to its devices which the Company believes do not require the submission of new 510(k) notices. There can be no assurance, however, that the FDA would agree with any of the Company's determinations and would not require the Company to submit a new 510(k) notice for any of the changes made to the Company's devices. If the FDA requires the Company to submit a new 510(k) notice for any device modification, the Company may be prohibited from marketing the modified device until the 510(k) notice is cleared by the FDA. There can be no assurance that the Company will obtain premarket clearance or approval on a timely basis, if at all, for any device for which it has filed or may in the future file a submission.


     The Company is sponsoring several clinical trials which have been determined by IRBs at the participating institutions to be "nonsignificant risk" studies. There can be no assurance, however, that the FDA would agree with these determinations and not require the Company to obtain the FDA approval of the IDEs before continuing the studies.

     All devices manufactured or distributed by the Company are subject to pervasive and continuing regulation by the FDA and certain state agencies, including record keeping requirements and mandatory reporting of certain adverse experiences resulting from use of the devices. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses.


     Manufacturers of medical devices for marketing in the United States are required to adhere to applicable regulations setting forth detailed current Good Manufacturing Practice ("GMP") requirements, which include testing, control and documentation requirements. Manufacturers must also comply with MDR requirements that a company report certain device-related incidents to the FDA. The Company is subject to routine inspection by the FDA and certain state agencies for compliance with GMP requirements, MDR requirements and other applicable regulations. The FDA has proposed changes to the GMP regulations which will likely increase the cost of compliance with GMP requirements. Changes in existing requirements or adoption of new requirements could have a material adverse effect on the Company's business, financial condition, and results of operations. There can be no assurance that the Company will not incur significant costs to comply with laws and regulations in the future or that laws and regulations will not have a material adverse effect upon the Company's business, financial condition or results of operations.


     In August 1995, the FDA issued a Warning Letter to the Company following a June 1995 inspection, in which the FDA asserted certain alleged violations of GMP and MDR requirements. In the Warning Letter, the FDA notified the Company that (i) no premarket submissions for the Company's products to which the alleged GMP deficiencies are "reasonably related" will be cleared "until the violations have been corrected," (ii) the FDA will not grant requests by the Company for Certificates for Products for Export until the alleged "violations related to the subject devices" have been corrected, and (iii) Federal agencies will be advised of the issuance of the Warning Letter and may take the information into account when considering the award of Federal contracts to the Company.


     In September 1995, the Company submitted a written response to the Warning Letter. On November 21, 1995, the FDA responded to the Company and stated that the Company's response to the GMP deficiencies addressed most of the FDA's concerns. While the FDA agreed with the Company that all but three events mentioned in its August 1995 letter did not require the filing of MDRs by the Company, the FDA maintained its request for the filing of MDRs for three events, which the Company has submitted to the FDA. The FDA advised the Company that in future inspections, the agency will closely examine the Company's policies regarding reportable events and failure investigations. In a letter dated December 21, 1995, the FDA reiterated that the Company's responses appear to be adequate, but requested further verification that the proposed corrections set forth in the Company's responses are being implemented. At the FDA's suggestion, the Company intends to engage an independent consultant to verify that the Company is implementing the proposed changes and to certify to the FDA that the Company is in compliance with GMPs.



     Fraud and Abuse Laws. The Company is subject to federal and state laws pertaining to health care fraud and abuse. In particular, certain federal and state laws prohibit manufacturers, suppliers, and providers from giving or receiving kickbacks or other remuneration in connection with the purchase or rental of health care items and services. The federal Medicare and Medicaid anti-kickback statute provides both civil and criminal penalties for, among other things, offering or paying any remuneration to induce someone to refer patients to for, or to purchase, lease, or order (or arrange for or recommend the purchase, lease, or order of), any item or service for which payment may be made by Medicare or certain federally-funded state health care programs (e.g., Medicaid). This statute also prohibits soliciting or receiving any remuneration in exchange for engaging in any of these activities. The prohibition applies whether the remuneration is provided directly or indirectly, overtly or covertly, in cash or in kind. Violations of the law can result in numerous sanctions, including criminal fines, imprisonment, and exclusion from participation in the Medicare and Medicaid programs.



     These provisions have been broadly interpreted to apply to certain relationships between manufacturers/suppliers, such as the Company, and hospitals, skilled nursing facilities ("SNFs"), and other potential purchasers or sources of referral. Under current law, courts and the Office of Inspector General ("OIG") of the United States Department of Health and Human Services ("HHS") have stated, among other things, that the law is violated where even one purpose (as opposed to a primary or sole purpose) of a particular arrangement is to induce purchases or patient referrals.


     The OIG has taken recent actions which suggest that relationships between manufacturers/suppliers of DME or medical supplies and SNFs (or other providers) currently may be under scrutiny. In May 1995, the OIG announced an enforcement initiative, "Operation Restore Trust," that targeted investigation of fraud and abuse in a number of states (i.e., California, Florida, Illinois, New York, and Texas), focusing specifically on the long-term care, home health, and DME industries. Furthermore, in August 1995, the OIG issued a Special Fraud Alert describing certain relationships between SNFs and suppliers that the OIG viewed as abusive under the statute.


     Several states also have anti-remuneration or other similar laws that may restrict the payment or receipt of remuneration in connection with the purchase or rental of medical supplies. State laws vary in scope and have been infrequently interpreted by courts and regulatory agencies, but may apply regardless of whether Medicaid or Medicaid funds are involved.


     The Company is also subject to federal and state laws prohibiting the presentation (or the causing to be presented) of claims for payment (by Medicare, Medicaid, or other third party payers) that are determined to be false, fraudulent, or for an item or service that was not provided as claimed. In one recent case, a major DME manufacturer paid more than $4 million to settle allegations that it had "caused to be presented" false Medicare claims through advice that its sales force allegedly gave to customers concerning the appropriate reimbursement coding for its products.


     Other Laws. The Company also is subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. There can be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations in the future or that such laws or regulations will not have a material adverse effect upon the Company's ability to do business.


     International. Sales of medical devices outside of the United States are subject to regulatory requirements that vary widely from country to country. Premarket clearance or approval of medical devices is required by certain countries. The time required to obtain clearance or approval for sale in a foreign country may be longer or shorter than that required for clearance or approval by the FDA and the requirements may vary. Failure to comply with applicable regulatory requirements can result in loss of previously received approvals and other sanctions and could have a material adverse effect on the Company's business, financial condition or results of operations. There can be no assurance that the FDA's failure to grant requests for Certificates for Products for Export pending a satisfactory resolution of the Warning Letter will not have a material adverse effect upon the Company's ability to export its products.


REIMBURSEMENT

     The Company's products are rented and sold principally to hospitals, SNFs and DME suppliers who receive reimbursement for the products and services they provide from various public and private third-party payors, including the Medicare and Medicaid programs and private insurance plans. As a result, demand for the Company's products is dependent in part on the reimbursement policies of these payors. The manner in which reimbursement is sought and obtained for any of the Company's products varies based upon the type of payor involved and the setting in which the product is furnished and utilized by patients.


     Medicare. Medicare is a federally-funded program that reimburses the costs of health care furnished primarily to the elderly and disabled. Medicare is composed of two parts: Part A and Part B. The Medicare program has established guidelines for the coverage and reimbursement of certain equipment, supplies and support services. In general, in order to be reimbursed by Medicare, a health care item or service furnished to a Medicare beneficiary must be reasonable and necessary for the diagnosis or treatment of an illness or injury or to improve the functioning of a malformed body part. This has been interpreted to mean that the item or service must be safe and effective, not experimental or investigational (except under certain limited circumstances involving devices furnished pursuant to an FDA-approved clinical trial), and appropriate. Specific Medicare guidelines have not been established addressing under what circumstances, if any, Medicare coverage would be provided for the use of the PlexiPulse or The V.A.C.

     The methodology for determining the amount of Medicare reimbursement of the Company's products varies based upon, among other things, the setting in which a Medicare beneficiary receives health care items and services. Most of the Company's products are furnished in a hospital, SNF or the beneficiary's home.


     Hospital Setting. With the establishment of the prospective payment system in 1983, acute care hospitals are now generally reimbursed by Medicare for inpatient operating costs based upon prospectively determined rates. Under the prospective payment system, acute care hospitals receive a predetermined payment rate based upon the Diagnosis-Related Group ("DRG") which is assigned to each Medicare beneficiary who is a hospital inpatient, regardless of the actual cost of the services provided. Certain additional or "outlier" payments may be made to a hospital for cases involving unusually long lengths of stay or high costs. However, outlier payments based upon length of stay are gradually being phased out and will be eliminated effective with fiscal year 1998. Furthermore, pursuant to regulations issued in 1991, and subject to a ten-year transition period, the capital costs of acute care hospitals (such as the cost of purchasing or renting the Company's specialty beds) are also reimbursed by Medicare pursuant to an add-on to the DRG-based payment amount. Accordingly, acute care hospitals generally do not receive direct Medicare reimbursement under PPS for the distinct costs incurred in purchasing or renting the Company's products. Rather, reimbursement for these costs is deemed to be included within the DRG-based payments made to hospitals for the treatment of Medicare-eligible inpatients who utilize the products. Since PPS rates are predetermined, and generally paid irrespective of a hospital's actual costs in furnishing care, acute care hospitals have incentives to lower their inpatient operating costs by utilizing equipment and supplies that will reduce the length of inpatient stays, decrease labor, or otherwise lower their costs.


     Certain specialty hospitals (e.g., long-term care, rehabilitation and childrens hospitals) also use the Company's products. Such specialty hospitals currently are exempt from the prospective payment system and, subject to certain cost ceilings, are reimbursed by Medicare on a reasonable cost basis for inpatient operating and capital costs incurred in treating Medicare beneficiaries. Consequently, long-term care hospitals may receive separate Medicare reimbursement for reasonable costs incurred in purchasing or renting the Company's products.


     Skilled Nursing Facility Setting. SNFs which purchase or rent the Company's products may be reimbursed directly under Medicare Part A for some portion of their incurred costs. Generally speaking, only the costs of treatment during the first 100 days of a qualifying spell of illness are subject to Medicare reimbursement. The costs incurred by SNFs in furnishing care to Medicare beneficiaries are categorized as either routine costs or ancillary costs. Routine costs are those costs which are incurred for items and services routinely furnished to all patients (e.g., general nursing services, items stocked in gross supply). Ancillary costs are considered those costs which are incurred for items or services ordered to treat a condition of a specific patient and which are not generally furnished to most patients. Ancillary costs are not subject to the routine cost limits. Given the current routine cost limits, SNFs may be more inclined to purchase or rent products which are reimbursed by Medicare as ancillary items or services than if these products were reimbursed as routine items or services. At present, the Company's specialty beds are classified under Medicare Part A as ancillary items. HCFA currently interprets the definition of ancillary items to include certain support surfaces such as low air loss mattress replacements, bed overlay systems and air fluidized therapy. Neither The V.A.C. nor the PlexiPulse have yet been classified as ancillary items when furnished in a SNF setting.



     Home Setting. The Company's products are also furnished to Medicare beneficiaries in the home settings. Medicare reimburses beneficiaries, or suppliers accepting assignment, for the purchase or rental of DME for use in the beneficiary's home or a home for the aged (as opposed to use in a hospital or skilled nursing facility setting). Provided that various Medicare coverage criteria are met, certain of the Company's products, including air fluidized beds, powered flotation beds and alternating air mattresses, are reimbursed in the home setting under the DME category known as "Capped Rental Items." Pursuant to the fee schedule payment methodology for this category, Medicare pays a monthly rental fee (for a period not to exceed fifteen months) equal to 80% of the lesser of the supplier's actual rental charge or the established fee schedule amount for the item. Guidelines concerning under what circumstances, if any, The V.A.C. or the PlexiPulse will be covered and reimbursed by DME have not been established.

     Medicaid. The Medicaid program is a cooperative federal/state program that provides medical assistance benefits to qualifying low income and medically-needy persons. State participation in Medicaid is optional and each state is given discretion in developing and administering its own Medicaid program, subject to certain federal requirements pertaining to payment levels, eligibility criteria and minimum categories of services. The Medicaid program finances approximately 50% of all care provided in skilled nursing facilities nationwide. The Company sells or rents its products to SNFs for use in furnishing care to Medicaid recipients. SNFs, or the Company, may seek and receive Medicaid reimbursement directly from states for the incurred costs. However, the method and level of reimbursement, which generally reflects regionalized average cost structures and other factors, varies from state to state.


     Private Payors. Many private payors, including indemnity insurers, employer group health insurance programs and managed care plans, presently provide coverage for the purchase and rental of the Company's products. The scope of coverage and payment policies varies among private payors. Furthermore, many such payors are investigating or implementing methods for reducing health care costs, such as the establishment of capitated or prospective payment systems.



     Uncertainty of Health Care Reform. There are widespread efforts to control health care costs in the U.S. and worldwide. Various federal and state legislative initiatives regarding health care reform and similar issues continue to be at the forefront of social and political discussion. For example, the United States Congress is currently considering various legislative proposals to reform the Medicare and Medicaid programs. Some current proposals call for reduced payments to hospitals under the prospective payment system, limitations on payment for and recognition of ancillary items or services, establishment of a prospective payment system for Medicare reimbursement of SNF costs, freezes in DME fee schedule payment amounts, and the establishment of a "block grant" program that would give states greater discretion in designing and administering state Medicaid programs. If enacted into law, any of these proposals could affect future demand for and reimbursement of the Company's products. The Company believes that government and private efforts to contain or reduce health care costs are likely to continue. These trends may lead third-party payors to deny or limit reimbursement for the Company's products, which could negatively impact the pricing and profitability of, or demand for, the Company's products.


LEGAL PROCEEDINGS


     On February 21, 1992, Novamedix Limited ("Novamedix") filed a lawsuit against the Company in the United States District Court for the Western District of Texas. Novamedix holds the patent rights to the principal product which directly competes with the PlexiPulse. The suit alleges that the PlexiPulse infringes several patents held by Novamedix, that the Company breached a confidential relationship with Novamedix and a variety of ancillary claims. Novamedix seeks injunctive relief and monetary damages. Discovery in this case has been substantially completed. Although it is not possible to predict the outcome of this litigation or the damages which could be awarded, the Company believes that its defenses to these claims are meritorious.


     On August 16, 1995, the Company filed a civil antitrust lawsuit against Hillenbrand Industries, Inc. and one of its subsidiaries, Hill-Rom. The suit was filed in the United States District Court for the Western District of Texas. The suit alleges that Hill-Rom used its monopoly power in the standard hospital bed business to gain an unfair advantage in the specialty hospital bed business. Specifically, the allegations set forth in the suit include a claim that Hill-Rom required hospitals and purchasing groups to agree to exclusively rent specialty beds in order to receive substantial discounts on products over which they have monopoly power -- hospital beds and head wall units. The suit further alleges that Hill-Rom engaged in activities which constitute predatory pricing and refusals to deal. Hill-Rom has filed an answer denying the allegations in the suit. Although discovery is just beginning and it is not possible to predict the outcome of this litigation or the damages which might be awarded, the Company believes that its claims are meritorious.

     The Company is a party to several lawsuits arising in the ordinary course of its business and is contesting adjustments proposed by the Internal Revenue Service to prior years' tax returns. Provisions have been made in the Company's financial statements for estimated exposures related to these lawsuits and adjustments. See "Consolidated Financial Statements." In the opinion of management, the disposition of these matters will not have a material adverse effect on the Company's business, financial condition or results of operations.

     The manufacturing and marketing of medical products necessarily entails an inherent risk of product liability claims. The Company currently has certain product liability claims pending for which provision has been made in the Company's financial statements. Management believes that resolution of these claims will not have a material adverse effect on the Company's business, financial condition or results of operations. The Company has not experienced any significant losses due to product liability claims and currently maintains umbrella liability insurance coverage.

                                   MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS


     In 1993, the Company began assembling a new management team to restructure its management and operations to meet the needs of a changing health care environment. In July 1995, the Board of Directors of the Company determined that the interests of the executive officers of the Company should be more closely aligned with those of the shareholders. In order to further this goal, the Board adopted a policy requiring certain executive officers to own, by no later than January 1, 1999, a number of shares of Common Stock with a market value equal to his or her annual salary. During each year between the adoption of this policy and January 1, 1999, these executive officers are required to purchase no less than 25% of the required total. The Company has also agreed to make loans to executive officers to enable them to purchase the required shares. These loans will be made at the federal funds rate and will have a term of five years. In addition, in October 1995, the Board preliminarily approved the terms of the 1995 Senior Executive Stock Option Plan and reserved an aggregate of 1,400,000 shares of Common Stock which the Board of Directors intends to grant to certain executive officers of the Company. This plan is subject to final approval of the Company's Board of Directors and shareholders.



     The directors and executive officers of the Company and their ages and positions as of December 15, 1995 are as follows:



                NAME                   AGE                        POSITION
-------------------------------------  ---    ------------------------------------------------
James R. Leininger, M.D.(3)(4).......  51     Chairman of the Board of Directors
Raymond R. Hannigan..................  56     Director, President and Chief Executive Officer
Peter A. Leininger, M.D.(4)..........  53     Director and Executive Vice President
Bianca A. Rhodes.....................  37     Senior Vice President, Finance and Chief
                                              Financial Officer
Dennis E. Noll.......................  41     Senior Vice President, General Counsel and
                                              Secretary
John H. Vrzalik, Sr..................  53     Vice President, Engineering
Michael J. Burke.....................  48     Vice President, Manufacturing
Martin J. Landon.....................  36     Vice President, Accounting and Corporate
                                              Controller
Frank DiLazzaro......................  37     President, KCI International
Christopher M. Fashek................  46     President, KCTS
Daniel R. Puchek.....................  43     President, NuTech
Joshua H. Levine.....................  37     Vice President and General Manager, KCI Home
                                              Care
Sam A. Brooks(1)(4)..................  56     Director
Frank A. Ehmann(1)(2)(3)(4)..........  62     Director
Bernhard T. Mittemeyer,
  M.D.(1)(2)(3)......................  65     Director


---------------

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Stock Option Committee
(4) Member of Nominating Committee

     James R. Leininger, M.D., is the founder of the Company and has served as Chairman of the Board of Directors since 1976. From January 1990 to November 1994, Dr. Leininger served as President and Chief Executive Officer of the Company. From 1975 until October 1986, Dr. Leininger was also the Chairman of the Emergency Department of the Baptist Hospital System in San Antonio, Texas.

     Raymond R. Hannigan joined the Company as its President and Chief Executive Officer in November 1994 and has served as a director of the Company since 1994. From January 1991 to November 1994, Mr. Hannigan was the President of the International Division of Sterling Winthrop Consumer Health Group (a pharmaceutical company with operations in over 40 countries), a wholly-owned subsidiary of Eastman Kodak. From May 1989 to January 1991, Mr. Hannigan was the President of Sterling Drug International.


     Peter A. Leininger, M.D., joined the Company as its Vice President, Medical in 1978, became Chief Administrative Officer and Senior Vice President of the Company in January 1994 and was named Executive Vice President in September 1995. Dr. Peter Leininger became a member of the Company's Board of Directors in 1980. Prior to 1978, Dr. Peter Leininger maintained a private medical practice and functioned as the southeast regional distributor for the Company's products. Peter A. Leininger, M.D. is the brother of James R. Leininger, M.D.

     Bianca A. Rhodes joined the Company as its Senior Vice President, Finance and Chief Financial Officer in September 1993. From July 1992 to April 1993, Ms. Rhodes served as Senior Vice President, Finance, Chief Financial Officer and Corporate Treasurer of Intelogic Trace, Inc. (a national computer services company). From 1990 to June 1992, Ms. Rhodes served as Vice President, Finance and Corporate Treasurer of Intelogic Trace, Inc. and prior to 1990, Ms. Rhodes served as Corporate Treasurer of Intelogic Trace, Inc.

     Dennis E. Noll joined the Company in February 1992 as its Senior Corporate Counsel and was appointed Vice President, General Counsel and Secretary in January 1993. Mr. Noll was promoted to Senior Vice President in September 1995. Prior to joining the Company in February 1992, Mr. Noll was a shareholder of the law firm of Cox & Smith Incorporated.


     John H. Vrzalik, Sr. joined the Company in 1977, was promoted to Vice President, Engineering in 1979 and has served in that position since that time.



     Michael J. Burke joined the Company in September 1995 as Vice President, Manufacturing. Prior to joining the Company, Mr. Burke worked for Sterling Winthrop, Inc., a Division of Eastman Kodak Company, for 25 years, most recently serving as General Manager, Sterling Health HK/China since 1992.


     Martin J. Landon joined the Company in May 1994 as Senior Director of Corporate Development and was promoted to Vice President, Accounting and Corporate Controller in October 1994. From 1987 to May 1994, Mr. Landon worked for Intelogic Trace, Inc., most recently serving as Vice President, Chief Financial Officer.

     Frank DiLazzaro joined the Company in 1988 as General Manager, KCI Medical Canada. Mr. DiLazzaro served as Vice President, KCI International, Inc. from June 1989 to December 1992. Mr. DiLazzaro has served as President, KCI International, Inc. since January 1993 and was Vice President, Marketing from April 1993 to September 1995.


     Christopher M. Fashek joined the Company in February 1995 as President, KCTS. Prior to joining the Company, he served as General Manager, Sterling Winthrop, New Zealand since February 1993, and served as Vice President Sales of Sterling Health USA from 1989 until February 1993.


     Daniel R. Puchek joined the Company as its Vice President, KCI International in 1987 and became Vice President, Corporate Development in February 1991. In August 1991, Mr. Puchek began serving as President, NuTech.


     Joshua H. Levine joined the Company in November 1992, as Senior Director, was promoted to National Sales Manager, Home Care Business in November 1993, and became Vice President and General Manager, KCI Home Care in July 1994. From April 1991 to November 1992, Mr. Levine served as Area Business Development Manager, Oncology Division for CareMark, Inc. (a home infusion company). Prior to April 1991, Mr. Levine was a District Manager of the Company.


     Sam A. Brooks has served as a Director of the Company since 1987. Mr. Brooks also serves on the Board of Directors of Nationwide Health Properties, Inc. (a real estate investment trust), Quorum Health Group, Inc. (a hospital management company) and PhyCor, Inc. (a physician management company). Mr. Brooks has served as the Chairman of the Board of National Imaging Affiliates, Inc. (an operator of magnetic resonance imaging centers) since 1992 and President of MedCare Investment Corp. (the general partner of a medical venture capital fund) since April 1991. From 1986 to October 1989, he was President of Nationwide Health Properties, Inc. and prior to 1986, Mr. Brooks served as Executive Vice President and Chief Financial Officer of Hospital Corporation of America (a hospital management company).



     Frank A. Ehmann has served as a Director of the Company since 1987. He is also a member of the Board of Directors of Genderm Inc. (a pharmaceutical company), SPX Corporation (a machinery manufacturer), American Health Corp., Inc. (a diabetes treatment provider) and AHA Investment Funds, Inc. (an investment advisory company). Mr. Ehmann was President and Chief Operating Officer of United Stationers, Inc. (an office products company) from March 1986 to October 1989. Prior to December 1985, Mr. Ehmann was an Executive Vice President and Co-Chief Operating Officer of Baxter Travenol Laboratories, Inc. (a medical products company).



     Bernhard T. Mittemeyer, M.D., has served on the Board of Directors of the Company since 1987. Dr. Mittemeyer has served as Executive Vice President and Provost of the Texas Tech University Health Science Center since 1986. Dr. Mittemeyer also served as Interim Dean of the Texas Tech School of Medicine from November 1988 until August 1990. From March 1985 until October 1986, Dr. Mittemeyer served as the Senior Vice President and Corporate Medical Director of Whittaker Health Services (a health maintenance organization). Prior to March 1985, Dr. Mittemeyer served for 28 years as a career officer in the United States Army which culminated in his service as the Surgeon General of the United States Army from October 1981 to February 1985.

                       PRINCIPAL AND SELLING SHAREHOLDERS


     Based upon information received upon request from the persons concerned (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each of the directors, (iii) each of the executive officers, (iv) the Selling Shareholders and (v) all directors and executive officers of the Company as a group, owned beneficially as of December 15, 1995, the number and percentage of outstanding shares of Common Stock indicated in the following table. Except as noted below, each of the persons listed below has sole investment and voting power with respect to the shares indicated.



                                        COMMON STOCK                                   COMMON STOCK
                                     BENEFICIALLY OWNED                             BENEFICIALLY OWNED
                                    PRIOR TO THE OFFERING                          AFTER THE OFFERING(1)
                                  -------------------------                      -------------------------
                                  NUMBER OF      PERCENT OF     SHARES BEING     NUMBER OF      PERCENT OF
                                    SHARES         CLASS         OFFERED(1)        SHARES         CLASS
                                  ----------     ----------     ------------     ----------     ----------
James R. Leininger,
  M.D.(2)(4)(5)(6)(7)(8)........  29,583,250        66.73%        6,132,499      23,450,751        52.90%
  8023 Vantage Drive
  San Antonio, Texas
Peter A. Leininger,
  M.D.(3)(4)(7)(8)..............   2,690,541         6.07         1,170,017       1,520,524         3.43
  8023 Vantage Drive
  San Antonio, Texas
Raymond R. Hannigan(10).........     582,400         1.31                --         582,400         1.31
Sam A. Brooks(5)(11)............     174,000        *                    --         174,000        *
Frank A. Ehmann(11).............      25,000        *                    --          25,000        *
Bernard T. Mittemeyer,
  M.D.(11)......................      25,200        *                    --          25,200        *
Bianca A. Rhodes(12)............      69,576        *                    --          69,576        *
Dennis E. Noll(13)..............      59,740        *                    --          59,740        *
John H. Vrzalik, Sr.(13)........      52,736        *                    --          52,736        *
Michael J. Burke(13)............      11,500        *                    --          11,500        *
Martin J. Landon(13)............       1,400        *                    --           1,400        *
Frank DiLazzaro(13).............      66,518        *                    --          66,518        *
Christopher M. Fashek...........      16,600        *                    --          16,600        *
Daniel R. Puchek(13)............      40,699        *                    --          40,699        *
Joshua H. Levine................       5,300        *                    --           5,300        *
John H. Leininger,
  O.D.(4)(8)(9).................   1,420,500         3.20           940,000         480,500         1.08
Daniel E. Leininger(4)(8)(14)...     363,000        *               175,000         188,000        *
Covenant Foundation,
  Inc.(6)(15)...................     840,000         1.89           420,000         420,000        *
Kinetic Concepts
  Foundation(7)(15).............     130,000        *                65,000          65,000        *
The PAL Foundation(8)(15).......     115,000        *               100,000          15,000        *
Mercy International(9)(15)......      91,500        *                80,000          11,500        *
The Miami Project(15)...........     133,333        *               133,333              --           --
All directors and executive
  officers as a group (15
  persons)(16)..................  31,522,960        70.18         7,137,516      24,385,444        54.29


---------------

  *  less than one percent (1%)


 (1) Assumes no exercise of the Underwriters' over-allotment option.


 (2) The shares shown for Dr. James R. Leininger include beneficial ownership of 347,383 shares of Common Stock held by Dr. Leininger as trustee for the children of Peter A. Leininger, M.D., of which

     297,499 shares will be sold in this offering. Dr. Leininger disclaims beneficial ownership of the aforesaid shares. The shares shown also include an aggregate of 1,886,500 shares with respect to which Dr. Leininger has granted stock options to certain persons, approximately 1,744,583 of which are currently exercisable.



 (3) The shares shown for Dr. Peter A. Leininger include beneficial ownership of 540,800 shares of Common Stock held by Dr. Leininger as trustee for certain of his nieces and nephews, of which 325,900 shares will be sold in this offering. Dr. Leininger disclaims beneficial ownership of the aforesaid shares. The shares shown also include 1,200,000 shares of Common Stock which he has the right to acquire upon the exercise of a stock option granted to him by James R. Leininger, M.D., and 25,624 shares of Common Stock that Dr. Leininger has the right to acquire under stock options granted by the Company which are exercisable prior to February 15, 1996.


 (4) The following Selling Shareholders are brothers: James R. Leininger, M.D., Peter A. Leininger, M.D., John H. Leininger, O.D. and Daniel E. Leininger. John H. Leininger, O.D., and Daniel E. Leininger are not officers, employees or otherwise affiliated with the Company.

 (5) The board of directors of Children's Covenant Foundation, Inc., which consists of Dr. James R. Leininger, Cecelia A. Leininger (Dr. James R. Leininger's wife), Sam A. Brooks and Dan A. Brooks, has voting and dispositive power over the shares of Common Stock owned by this charitable foundation. The shares shown for Dr. James R. Leininger and Sam A. Brooks include the 40,000 shares of Common Stock owned by Children's Covenant Foundation, Inc. Dr. Leininger and Sam A. Brooks disclaim beneficial ownership of the aforesaid shares.

 (6) The board of directors of Covenant Foundation, Inc., which consists of Dr. James R. Leininger, Cecelia A. Leininger and Charles A. Staffel, has voting and dispositive power over the shares of Common Stock owned by this charitable foundation. The shares shown for Dr. James R. Leininger include the 840,000 shares of Common Stock owned by Covenant Foundation, Inc. Dr. Leininger disclaims beneficial ownership of the aforesaid shares.

 (7) The board of directors of Kinetic Concepts Foundation, which consists of Dr. James R. Leininger, Cecelia A. Leininger, Dr. Peter A. Leininger and Thomas W. Lyles, Jr., has voting and dispositive power over the shares of Common Stock owned by this charitable foundation. The shares shown for Dr. James R. Leininger and Dr. Peter A. Leininger include the 130,000 shares of Common Stock owned by Kinetic Concepts Foundation, of which 65,000 shares will be sold in the offering. Dr. James R. Leininger and Dr. Peter A. Leininger disclaim beneficial ownership of the aforesaid shares.

 (8) The board of directors of The PAL Foundation, which consists of Dr. James
     R. Leininger, Dr. Peter A. Leininger, Dr. John H. Leininger and Daniel E. Leininger, has voting and dispositive power over the shares of Common Stock owned by this charitable foundation. The shares shown for Dr. James R. Leininger, Dr. Peter A. Leininger, Dr. John H. Leininger and Daniel E. Leininger include 115,000 shares of Common Stock owned by The PAL Foundation, of which 100,000 shares will be sold in this offering. Each of them disclaim beneficial ownership of the aforesaid shares.


 (9) The board of directors of Mercy International, which consists of Dr. John
     H. Leininger, Diane J. Leininger (Dr. John H. Leininger's wife) and Jeffrey
     E. Leininger, has voting and dispositive power over the shares of Common Stock owned by this charitable foundation. The shares shown for Dr. John H. Leininger include the 91,500 shares of Common Stock owned by Mercy International, of which 80,000 shares will be sold in the offering. Dr. Leininger disclaims beneficial ownership of the aforesaid shares.



(10) The shares shown for Mr. Hannigan include 396,500 shares of Common Stock which he has the right to acquire upon the exercise of a stock option granted to him by Dr. James R. Leininger. The shares shown also include 142,400 shares of Common Stock that Mr. Hannigan has the right to acquire under stock options which are exercisable prior to February 15, 1996.



(11) The shares shown for Messrs. Brooks, Ehmann and Mittemeyer include 105,000, 20,000 and 20,000 shares of Common Stock, respectively, which they have the right to acquire under stock options granted by the Company which are exercisable prior to February 15, 1996. Mr. Ehmann's stock options are held in the name of The Frank Ehmann Trust.

(12) The shares shown for Ms. Rhodes include 64,576 shares of Common Stock which she has the right to acquire under stock options granted by the Company which are exercisable prior to February 15, 1996.



(13) The shares shown for Messrs. Noll, Vrzalik, Burke, Landon, DiLazzaro and Puchek include 51,140, 42,336, 10,000, 900, 66,518 and 36,099 shares of
     Common Stock, respectively, which they have the right to acquire under stock options granted by the Company which are exercisable prior to February 15, 1996.


(14) The shares shown for Daniel E. Leininger include 100,000 shares of Common Stock which he has the right to acquire under stock options granted to him by Dr. James R. Leininger.

(15) Except as otherwise noted in footnotes (6), (7), (8) and (9) above, none of the charitable foundations selling shares in this offering is otherwise affiliated with the Company.


(16) The shares shown include 584,593 shares of Common Stock which the directors and executive officers have the right to acquire under stock options granted by the Company which are exercisable prior to February 15, 1996. With respect to the 1,596,500 shares of Common Stock which certain directors and officers have the right to acquire under currently exercisable stock options granted by Dr. James R. Leininger and 285,000 shares of Common Stock owned by charitable foundations of which Dr. James
     R. Leininger and either Peter A. Leininger or Sam A. Brooks are directors, such shares are only counted once for the purpose of determining the shares beneficially owned by all directors and executive officers as a group. See footnotes (2), (3), (7), (8) and (10) above.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK


     The authorized Common Stock of the Company consists of 100 million shares of Common Stock, par value $0.001 per share. As of December 15, 1995, there were 44,332,778 shares of the Company's Common Stock outstanding held by 473 holders of record.


     The holders of the Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. Upon liquidation or dissolution of the Company, the holders of Common Stock are entitled to receive pro rata all assets available for distribution to shareholders. The Common Stock has no preemptive or other subscription rights and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. The holders of Common Stock do not have cumulative voting rights in the election of directors. All of the shares of Common Stock to be outstanding upon completion of this offering will be fully paid and nonassessable. All shares of the Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor.

PREFERRED STOCK

     The Company's Articles of Incorporation authorize the issuance of up to 20 million shares of Preferred Stock, par value $0.001 per share, in one or more series. The Board of Directors is authorized, without any further action by the shareholders, to determine the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, sinking fund terms and other rights, preferences, privileges and restrictions of any series of Preferred Stock, the number of shares constituting any such series and the designation thereof. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. Such Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company. The issuance of Preferred Stock in certain circumstances may have the effect of delaying or preventing a change of control of the Company. There are no shares of Preferred Stock outstanding and the Company has no present plans to issue any shares of Preferred Stock.

LIMITATION ON DIRECTORS' LIABILITY

     The Company's Articles of Incorporation provide that, to the fullest extent permitted by Texas law, no director of the Company shall be liable to the Company or its shareholders for monetary damages for breach of fiduciary duty of care as a director. Texas law does not permit the elimination of liability, and the directors will be liable to the Company, for (i) any breach of the director's duty of loyalty to the Company or its shareholders, (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, (iii) any transaction from which the director derived an improper benefit, whether or not the benefit resulted from an action taken within the scope of the directors office or (iv) any action or omission for which the liability of a director is expressly provide for by statute. The effect of this provision in the Articles of Incorporation is to eliminate the right of the Company and its shareholders (through shareholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. These provisions will not alter the liability of directors under federal securities laws.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is The First National Bank of Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of this offering, the Company will have 44,332,778 shares of Common Stock outstanding (assuming no exercise of outstanding options or warrants after October 31, 1995). Of these shares, the 20,531,927 shares held by persons who are not "affiliates" of the Company, as that term is defined in Rule 144 of the Securities Act ("Rule 144"), will be freely tradeable without restriction under the Securities Act. The remaining 23,800,851 shares held by the affiliates of the Company are either registered securities, or restricted securities (as that term is defined in Rule 144), that have been held by such affiliate for a period of two years, and are eligible for resale in the public market in reliance on Rule 144.



     In general, under Rule 144, any non-affiliate who has beneficially owned restricted securities for at least three years may resale such restricted securities in the public market without restriction under Rule 144. Under Rule 144, any person who has beneficially owned restricted securities for at least two years, and any affiliate of the Company who owns unrestricted securities, is entitled to sell, within any three-month period, a number of such securities that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 443,328 shares immediately after this offering) or the average weekly trading volume during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied.



     The Selling Shareholders, who will hold an aggregate of 24,164,151 shares after the offering, and the Company have agreed with the Underwriters not to sell, directly or indirectly, any shares owned by them except those arising out of the exercise of options granted prior to the date of this Prospectus, for a period of 180 days after the date of this Prospectus without the prior written consent of the Underwriters. In addition, the certain other officers and directors of the Company, who will hold an aggregate of 135,200 shares after the offering, have agreed with the Underwriters not to sell, directly or indirectly, any shares owned by them for a period of 90 days after the date of this Prospectus without the prior written consent of the Underwriters. Upon the expiration of the 180-day period or 90-day period, as the case may be (or earlier upon the prior written consent of the Underwriters), all of these shares (plus shares issuable upon exercise of then-vested outstanding options) will become eligible for sale subject to the restrictions of Rule 144. Dr. James R. Leininger has granted options to certain persons to purchase an aggregate of 1,886,500 shares of Common Stock, 1,744,583 of which are exercisable as of December 15, 1995. Of such shares subject to options granted by Dr. Leininger, 1,200,000 are subject to the 180-day lock-up agreement and 396,500 are subject to the 90-day lock-up agreement.



     The Company has filed, or with respect to the 1995 Senior Executive Stock Option Plan intends to file, registration statements on Form S-8 under the Securities Act to register shares of Common Stock reserved for issuance under the Company's 1987 Key Contributor Stock Option Plan, the 1988 Kinetic Concepts, Inc. Director Stock Option Plan and 1995 Senior Executive Stock Option Plan, thus permitting the resale of shares issued under those plans by nonaffiliates in the public market without restriction under the Securities Act. The registration statement for the shares issuable under the 1995 Senior Executive Stock Option Plan will become effective immediately upon filing. As of December 15, 1995, options granted under stock option plans to purchase 2,855,333 shares of Common Stock were outstanding, 1,330,656 of which are held by officers and directors of the Company. At the time of the expiration of the 180- and 90-day lock-up agreements, options granted by the Company to the directors and officers under stock option plans to purchase approximately 32,628 shares and 538,969 shares, respectively, will be vested. In addition, certain directors hold presently exercisable options granted directly by the Company to purchase an aggregate of 20,000 shares. The shares received upon exercise of these options will be restricted securities. See "Risk Factors -- Shares Eligible for Future Sale," "Management" and "Principal and Selling Shareholders."



     In April 1993, the Company issued a warrant to AmHS Purchasing Partners, L.P. ("AmHS") exercisable any time on or after April 13, 1996 into 150,000 shares of Common Stock at an exercise price of $6.625 per share. The warrant terminates on the earlier of (i) termination of the Rental/Purchasing Agreement between the Company and American Healthcare Systems or (ii) April 13, 1998. The Company has also agreed to grant to AmHS warrants (the "Additional Warrants") to purchase up to an additional 150,000 shares of the Company's Common Stock at an exercise price equal to the fair market value of the Company's Common Stock on the date of such grants. The number of shares subject to the Additional Warrants is based upon the net sales by the Company to certain AmHS member health care facilities over a four-year period beginning April 1, 1994 and certain other criteria. To date, the Company is obligated to grant AmHS an Additional Warrant to purchase 250 shares of the Company's Common Stock. Pursuant to the terms of the Common Stock Warrant Agreement, the shares issuable upon exercise of the Warrant and the Additional Warrants are subject to certain registration rights and, accordingly, upon the effectiveness of a registration statement covering such shares, will be eligible for resale in the public market without restriction under the Securities Act.


                                  UNDERWRITING

     The Underwriters named below, for whom Bear, Stearns & Co. Inc. and Alex. Brown & Sons Incorporated are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement (the form of which is filed as an exhibit to the Registration Statement, of which this Prospectus is a part), to purchase from the Selling Shareholders the aggregate number of shares of Common Stock set forth opposite their names:

                                                                                 NUMBER
                                   UNDERWRITERS                                 OF SHARES
    --------------------------------------------------------------------------  ---------
    Bear, Stearns & Co. Inc...................................................
    Alex. Brown & Sons Incorporated...........................................
                                                                                      ---
              Total...........................................................
                                                                                      ===

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that, if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares must be so purchased. The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     The Selling Shareholders have been advised that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such public offering price less a
concession not to exceed $     per share. The selected dealers may re-allow a
concession to certain other dealers not to exceed $     per share. After the
initial offering to the public, the concession to selected dealers and the re-allowance to other dealers may be changed by the Representatives.

     In general, the rules of the Commission prohibit the Underwriters from making a market in the Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted exemptions from these rules that permit passive market making under certain conditions. These rules permit an Underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters may engage in passive market making in the Common Stock during the cooling off period.


     Certain Selling Shareholders have granted to the Underwriters an option to purchase up to 1,227,877 additional shares of Common Stock at the public offering price less the underwriting discount set forth on the cover page of this Prospectus, solely to cover over-allotments, if any. This option may be exercised at any time on or before the 30th day after the date of this Prospectus. To the extent that the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.


     In connection with the Offering, the Company and the Selling Shareholders have agreed that they will not sell, contract to sell or otherwise dispose of any shares of Common Stock of the Company for a period of 180 days after the date of this Prospectus without the prior written consent of the Underwriters, except for the shares offered hereby and issuances by the Company or sale by Dr. James R. Leininger upon the exercise of outstanding stock options or warrants granted by each prior to the date of this Prospectus. In addition, each of the Company's other directors and executive officers have agreed that they will not sell, contract to sell or otherwise dispose of any shares of Common Stock of the Company for a period of 90 days after the date of this Prospectus without the prior written consent of the Underwriters.


                                 LEGAL MATTERS


     The validity of the issuance of the shares of the Common Stock offered hereby will be passed upon for the Company and the Selling Shareholders by Cox & Smith Incorporated, San Antonio, Texas. Certain legal matters will be passed upon for the Underwriters by Latham & Watkins, Los Angeles, California, and Wolin, Fuller, Ridley & Miller LLP, Dallas, Texas.


                                    EXPERTS


     The consolidated balance sheets of the Company as of December 31, 1994 and 1993, and the related consolidated statements of earnings, capital accounts, and cash flows for each of the years in the three-year period ended December 31, 1994 included or incorporated by reference herein and elsewhere in the Registration Statement (as defined under "Additional Information"), have been included or incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the December 31, 1994 financial statements refers to a change in the method of accounting for income taxes in 1993 and a change in the method of applying overhead to inventory in 1994.



     With respect to the unaudited interim financial information for the nine-month periods ended September 30, 1995 and 1994, the six-month periods ended June 30, 1995 and 1994 and the three-month periods ended March 31, 1995 and 1994 incorporated by reference herein and in the Registration Statement, KPMG Peat Marwick LLP has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1995, June 30, 1995, and March 31, 1995 incorporated by reference herein state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.


                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: The Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and the New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048, at prescribed rates. Such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                             ADDITIONAL INFORMATION


     The Company has filed a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby (together with all amendments, the "Registration Statement") with the Commission. This Prospectus, filed as part of the Registration Statement, constitutes a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. In addition, certain documents filed by the Company with the Commission have been incorporated herein by reference. See "Documents Incorporated by Reference." Such additional information can be obtained from the Commission's principal office in Washington, D.C. Statements in this Prospectus concerning provisions of documents filed with the Registration Statement as exhibits are necessarily summaries of such documents and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.


                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents or portions thereof filed by the Company are hereby incorporated by reference in this Prospectus:


        (i) The Company's Annual Report on Form 10-K for the year ended December 31, 1994;


        (ii) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995;


        (iii) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995;



        (iv) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995; and



        (v) The description of the Company's Common Stock as set forth in the Company's Registration Statement on Form 8-A, as amended.


     In addition, all documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of Common Stock made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any subsequently filed document which is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person to whom a copy of this Prospectus is delivered, upon oral or written request of such person, a copy of any and all of the documents incorporated by reference herein (other than exhibits and schedules to such documents, unless such exhibits or schedules are specifically incorporated by reference into such documents). Such requests should be directed to John S. Hastings, Senior Manager of Investor Relations, Kinetic Concepts, Inc., 8023 Vantage Drive, San Antonio, Texas 78230 or by telephone at (210) 524-9000.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
Report of Independent Auditors........................................................   F-2
Consolidated Statements of Earnings For the Years Ended December 31, 1992, 1993 and
  1994 and For the Nine Months Ended September 30, 1994 and 1995......................   F-3
Consolidated Balance Sheets at December 31, 1993 and 1994 and September 30, 1995......   F-4
Consolidated Statements of Cash Flows For the Years Ended December 31, 1992, 1993 and
  1994 and For the Nine Months Ended September 30, 1994 and 1995......................   F-5
Consolidated Statements of Capital Accounts at December 31, 1991, 1992, 1993 and 1994
  and at September 30, 1995...........................................................   F-6
Notes to Consolidated Financial Statements............................................   F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Kinetic Concepts, Inc.:

     We have audited the accompanying consolidated balance sheets of Kinetic Concepts, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, cash flows and capital accounts for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kinetic Concepts, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As discussed in Notes 1 and 8 to the Consolidated Financial Statements, the Company changed its method of accounting for income taxes in 1993, and its method of applying overhead to inventory in 1994.

                                            KPMG PEAT MARWICK LLP

San Antonio, Texas
February 14, 1995

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                        NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                                                   ------------------------------   -------------------------
                                                     1992       1993       1994        1994          1995
                                                   --------   --------   --------   -----------   -----------
Revenue:
  Rental and service.............................  $244,905   $232,250   $228,832    $ 177,790     $ 152,138
  Sales and other................................    33,586     36,622     40,814       32,285        26,285
                                                   --------   --------   --------   ----------    ----------
         Total revenue...........................   278,491    268,872    269,646      210,075       178,423
                                                   --------   --------   --------   ----------    ----------
Rental expenses..................................   156,682    169,687    159,235      125,167       102,009
Cost of goods sold...............................    18,987     18,666     19,388       16,504        10,979
                                                   --------   --------   --------   ----------    ----------
         Gross profit............................   102,822     80,519     91,023       68,404        65,435
Selling, general and administrative expenses.....    47,710     53,279     51,813       40,874        34,407
Unusual items....................................        --      6,705    (84,868)     (82,868)           --
                                                   --------   --------   --------   ----------    ----------
         Operating earnings......................    55,112     20,535    124,078      110,398        31,028
Interest expense (income), net...................     7,195      5,908      4,528        5,477        (3,496)
                                                   --------   --------   --------   ----------    ----------
         Earnings before income taxes, minority
           interest, extraordinary item and
           cumulative effect of changes in
           accounting principle..................    47,917     14,627    119,550      104,921        34,524
Income taxes.....................................    19,405      7,175     55,949       49,625        14,175
                                                   --------   --------   --------   ----------    ----------
         Earnings before minority interest,
           extraordinary item and cumulative
           effect of changes in accounting
           principle.............................    28,512      7,452     63,601       55,296        20,349
                                                   --------   --------   --------   ----------    ----------
Minority interest in subsidiary loss.............        --        560         40           40            --
Extraordinary item -- debt extinguishment, net...        --       (400)        --           --            --
Cumulative effect of change in accounting for
  inventory......................................        --         --        742          742            --
Cumulative effect of change in accounting for
  income taxes...................................        --        450         --           --            --
                                                   --------   --------   --------   ----------    ----------
         Net earnings............................  $ 28,512   $  8,062   $ 64,383    $  56,078     $  20,349
                                                   ========   ========   ========   ==========    ==========
Earnings per common and common equivalent share:
  Earnings before extraordinary item and
    cumulative effect of changes in accounting
    principle....................................  $   0.63   $   0.18   $   1.44    $    1.25     $    0.45
  Extraordinary item.............................        --      (0.01)        --           --            --
  Cumulative effect of change in accounting for
    inventory....................................        --                  0.02         0.02            --
  Cumulative effect of change in accounting for
    income taxes.................................        --       0.01         --           --            --
                                                   --------   --------   --------   ----------    ----------
         Earnings per share......................  $   0.63   $   0.18   $   1.46    $    1.27     $    0.45
                                                   ========   ========   ========   ==========    ==========
Shares used in earnings per share computations...    45,060     44,627     44,143       44,006        45,306


          See accompanying notes to consolidated financial statements.

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               DECEMBER 31,
                                                           ---------------------     SEPTEMBER 30,
                                                             1993         1994           1995
                                                           --------     --------     -------------
                                              ASSETS
Current assets:
  Cash and cash equivalents..............................  $ 10,280     $ 43,241       $  49,853
  Accounts receivable, net...............................    63,872       55,456          52,193
  Finance lease receivables, current.....................     6,659        8,051              --
  Inventories............................................    20,902       18,167          22,662
  Note receivable, current, net..........................        --        6,014             671
  Prepaid expenses and other.............................     8,421        4,474           5,491
                                                           --------     --------        --------
          Total current assets...........................   110,134      135,403         130,870
                                                           --------     --------        --------
Net property, plant and equipment........................   113,602       51,357          60,830
Finance lease receivables, net of current................     7,073        7,242              --
Note receivable from principal shareholder...............        --           --          10,000
Other notes receivable, net of current and allowance.....        --        3,187           3,276
Goodwill, less accumulated amortization of $10,826 in
  1993, $9,105 in 1994 and $10,268 at September 30,
  1995...................................................    44,859       15,476          14,312
Other assets, less accumulated amortization of $7,602 in
  1993,
  $8,012 in 1994 and $5,538 at September 30, 1995........     8,905       15,989          19,960
Deferred income tax benefit, net.........................        --        4,077              --
                                                           --------     --------        --------
                                                           $284,573     $232,731       $ 239,248
                                                           ========     ========        ========
                                 LIABILITIES AND CAPITAL ACCOUNTS
Current liabilities:
  Note payable...........................................  $  2,144     $  1,878       $      --
  Current installments of long-term obligations..........     8,872        3,410              --
  Current installments of capital lease obligations......     2,955           --              --
  Current installments of ESOP loan......................       359           --              --
  Accounts payable.......................................     7,751        4,079           4,567
  Accrued expenses.......................................    24,499       27,280          27,544
  Income tax payable.....................................     2,647        8,025           3,583
                                                           --------     --------        --------
          Total current liabilities......................    49,227       44,672          35,694
                                                           --------     --------        --------
Long-term obligations, excluding current installments....    99,533        2,636              --
Capital lease obligations, excluding current
  installments...........................................     2,060           --              --
ESOP loan, excluding current installments................       296           --              --
Deferred income taxes, net...............................     7,710           --             392
                                                           --------     --------        --------
                                                            158,826       47,308          36,086
                                                           --------     --------        --------
Commitments and contingencies (Note 10)
Minority interest........................................        40           --              --
Common stock; issued and outstanding 45,501 in 1993,
  43,921 in 1994 and 44,269 at September 30, 1995........        46           44              44
Additional paid-in capital...............................    18,803       10,053          11,700
Retained earnings........................................   117,685      175,480         190,858
Cumulative foreign currency translation adjustment.......    (1,602)        (154)            750
Treasury stock, at cost, 1,542 shares in 1993............    (8,510)          --              --
Loan to ESOP.............................................      (655)          --              --
Notes receivable from officers...........................       (60)          --            (190)
                                                           --------     --------        --------
                                                            125,707      185,423         203,162
                                                           --------     --------        --------
                                                           $284,573     $232,731       $ 239,248
                                                           ========     ========        ========

          See accompanying notes to consolidated financial statements.

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                 NINE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                                         --------------------------------    --------------------------
                                                           1992        1993        1994         1994           1995
                                                         --------    --------    --------    -----------    -----------
Cash flows from operating activities:
Net earnings..........................................   $ 28,512    $  8,062    $ 64,383     $  56,078      $  20,349
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
  Depreciation and amortization.......................     44,495      47,884      38,795        31,833         16,803
  Provision for uncollectible accounts receivable.....      5,335       5,330       1,100           284          1,025
  Noncash portion of unusual items....................         --       4,832       4,797        32,616             --
  Loss (gain) on KCIFS and Medical Services
     dispositions.....................................         --          --     (10,121)       (8,757)         2,933
Change in assets and liabilities net of effects from
  purchase of subsidiaries and unusual items:
  Decrease (increase) in accounts receivable, net.....    (15,340)     (2,481)      7,316           (49)         2,001
  Decrease (increase) in notes receivable.............         --          --      (9,201)           12          5,343
  Decrease (increase) in inventory....................     (1,578)     (1,326)      2,735        (1,648)        (4,800)
  Decrease (increase) in prepaid and other assets.....       (609)     (5,437)      3,947         3,373         (1,219)
  Increase (decrease) in accounts payable.............     (1,695)        666      (3,672)       (2,521)         1,163
  Increase in accrued expenses........................      1,388       3,930       2,781         7,009            526
  Increase (decrease) in income taxes payable.........        (73)     (2,889)      5,378       (21,574)        (4,442)
  Increase (decrease) in deferred income taxes........     (2,428)     (2,033)    (11,787)       19,971          4,469
                                                         --------    --------    --------     ---------      ---------
          Net cash provided by operating activities...     58,007      56,538      96,451       116,627         44,151
                                                         --------    --------    --------     ---------      ---------
Cash flows from investing activities:
  Additions to property, plant and equipment..........    (43,317)    (33,402)    (13,814)      (10,706)       (25,190)
  Decrease (increase) in inventory to be converted
     into equipment for short-term rental.............        500      (3,865)      4,250         3,650         (2,250)
  Dispositions of property, plant and equipment.......      2,207       2,773       2,869         3,652            516
  Businesses acquired in purchase transactions, net of
     cash acquired....................................     (2,909)     (4,240)         --            --             --
  Proceeds from sale of KCIFS and Medical Services....         --          --      65,300        65,300          7,182
  Decrease (increase) in finance lease receivables,
     net..............................................     (4,239)       (419)     (1,561)        1,044            339
  Note received from principal shareholder............         --          --          --            --        (10,000)
  Decrease (increase) in other assets.................        600      (4,412)     (9,230)         (966)        (4,333)
                                                         --------    --------    --------     ---------      ---------
          Net cash provided (used) by investing
            activities................................    (47,158)    (43,565)     47,814        61,974        (33,736)
                                                         --------    --------    --------     ---------      ---------
Cash flows from financing activities:
  Borrowings (repayments) of notes payable and
     long-term obligations............................     (7,012)      7,277    (102,625)     (102,244)          (800)
  Repayments of capital lease obligations.............     (4,549)     (3,526)     (2,382)       (2,347)           (60)
  Proceeds from the exercise of stock options.........      2,144         632         915            22          2,708
  Payments for retirement of preferred stock..........         --      (3,452)         --            --             --
  Purchase and retirement of treasury stock...........        (65)     (2,951)     (1,157)         (477)        (1,251)
  Cash dividends paid to shareholders.................     (6,326)     (6,664)     (6,588)       (4,938)        (4,971)
  Other...............................................        236        (101)       (791)         (792)            --
                                                         --------    --------    --------     ---------      ---------
Net cash used by financing activities.................    (15,572)     (8,785)   (112,628)     (110,776)        (4,374)
                                                         --------    --------    --------     ---------      ---------
Effect of exchange rate changes on cash and cash
  equivalents.........................................       (505)       (871)      1,324           377            571
                                                         --------    --------    --------     ---------      ---------
Net increase (decrease) in cash and cash
  equivalents.........................................     (5,228)      3,317      32,961        68,202          6,612
Cash and cash equivalents, beginning of period........     12,191       6,963      10,280        10,280         43,241
                                                         --------    --------    --------     ---------      ---------
Cash and cash equivalents, end of period..............   $  6,963    $ 10,280    $ 43,241     $  78,482      $  49,853
                                                         ========    ========    ========     =========      =========

          See accompanying notes to consolidated financial statements.

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CAPITAL ACCOUNTS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                        NOTES
                                                                                  CUMULATIVE                         RECEIVABLE
                                                                                   FOREIGN                          FROM OFFICERS
                                                          ADDITIONAL               CURRENCY                         FOR EXERCISE
                                     PREFERRED   COMMON    PAID-IN     RETAINED   TRANSLATION  TREASURY   LOAN TO     OF STOCK
                                       STOCK     STOCK     CAPITAL     EARNINGS   ADJUSTMENT    STOCK      ESOP        OPTIONS
                                     ---------   ------   ----------   --------   ----------   --------   -------   -------------
Balances at December 31, 1991......   $ 3,034     $ 45     $ 11,589    $94,519     $    491    $(5,494)   $(1,683)      $(285)
  Net earnings.....................        --       --           --     28,512           --         --        --           --
  Exercise of stock options........        --       --        2,144         --           --         --        --           --
  Tax benefit realized from stock
    option plan....................        --       --        1,291         --           --         --        --           --
  Accretion of preferred stock.....       273       --           --       (273)          --         --        --           --
  Treasury stock purchased.........        --       --           --         --           --        (65)       --           --
  Cash dividends on common and
    preferred stock --
    $.1425 per share...............        --       --           --     (6,326)          --         --        --           --
  Payments on loan to ESOP.........        --       --           --         --           --         --       502           --
  Foreign currency translation
    adjustment.....................        --       --           --         --       (1,154)        --        --           --
                                      -------      ---      -------    --------     -------    -------    -------       -----
Balances at December 31, 1992......     3,307       45       15,024    116,432         (663)    (5,559)   (1,181)        (285)
  Net earnings.....................        --       --           --      8,062           --         --        --           --
  Exercise of stock options........        --        1          631         --           --         --        --           --
  Forgiveness of officer
    receivable.....................        --       --           --         --           --         --        --          225
  Tax benefit realized from stock
    option plan....................        --       --        3,148         --           --         --        --           --
  Accretion of preferred stock.....       145       --           --       (145)          --         --        --           --
  Treasury stock purchased.........        --       --           --         --           --     (2,951)       --           --
  Cash dividends on common and
    preferred stock --
    $.15 per share.................        --       --           --     (6,664)          --         --        --           --
  Payments on loan to ESOP.........        --       --           --         --           --         --       526           --
  Purchase and retirement of
    preferred stock................    (3,452)      --           --         --           --         --        --           --
  Foreign currency translation
    adjustment.....................        --       --           --         --         (939)        --        --           --
                                      -------      ---      -------    --------     -------    -------    -------       -----
Balances at December 31, 1993......        --       46       18,803    117,685       (1,602)    (8,510)     (655)         (60)
  Net earnings.....................        --       --           --     64,383           --         --        --           --
  Exercise of stock options........        --       --          803         --           --         --        --           --
  Forgiveness of officer
    receivable.....................        --       --           --         --           --         --        --           60
  Tax benefit realized from stock
    option plan....................        --       --          112         --           --         --        --           --
  Treasury stock purchased.........        --       --           --         --           --     (1,157)       --           --
  Treasury stock retired...........        --       (2)      (9,665)        --           --      9,667        --           --
  Cash dividends on common and
    preferred stock --
    $.15 per share.................        --       --           --     (6,588)          --         --        --           --
  Payments on loan to ESOP.........        --       --           --         --           --         --       655           --
  Foreign currency translation
    adjustment.....................        --       --           --         --        1,448         --        --           --
                                      -------      ---      -------    --------     -------    -------    -------       -----
Balances at December 31, 1994......        --       44       10,053    175,480         (154)        --        --           --
  Net earnings.....................        --       --           --     20,349           --         --        --           --
  Exercise of stock options........        --       --        2,119         --           --         --        --         (190)
  Tax benefit realized from stock
    option plan....................        --       --          779         --           --         --        --           --
  Treasury stock purchased.........        --       --           --         --           --     (1,251)       --           --
  Treasury stock retired...........        --       --       (1,251)        --           --      1,251        --           --
  Cash dividends on common and
    preferred stock --
    $.1125 per share...............        --       --           --     (4,971)          --         --        --           --
  Foreign currency translation
    adjustment.....................        --       --           --         --          904         --        --           --
                                      -------      ---      -------    --------     -------    -------    -------       -----
Balances at September 30, 1995.....   $    --     $ 44     $ 11,700    $190,858    $    750    $    --    $   --        $(190)
                                      =======      ===      =======    ========     =======    =======    =======       =====

          See accompanying notes to consolidated financial statements.

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation


     The consolidated financial statements include the accounts of Kinetic Concepts, Inc. ("KCI") and all subsidiaries (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications of amounts related to prior years have been made to conform with the 1994 presentation, principally reclassifications of rental and selling, general and administrative expenses.


     The Company designs, manufactures, markets and distributes therapeutic products, primarily specialized hospital beds, mattress overlays and mattress replacement systems, that treat and prevent the complications of immobility. Most of the Company's customers are health care providers, primarily hospitals and extended care facilities throughout the U.S. and certain international markets. Receivables from these entities are unsecured.

     The Company operates in nine foreign countries including Germany, Austria, United Kingdom, Canada, France, the Netherlands, Switzerland, Australia and Italy. (see Note 12).

  (b) Revenue Recognition

     Service and rental revenue are recognized as services are rendered. Sales and other revenue are recognized when products are shipped. Through June 15, 1995, the Company leased certain medical equipment under long-term lease agreements which were accounted for as direct financing leases. Unearned interest was amortized to income over the term of the lease using the interest method.

  (c) Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of ninety days or less to be cash equivalents.

  (d) Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market (net realizable value). Costs include material, labor and manufacturing overhead costs. Inventory expected to be converted into equipment for short-term rental has been reclassified to property, plant and equipment.

     On January 1, 1994, the Company changed its method of applying overhead to inventory. Historically, a single labor overhead rate and a single materials overhead rate were used in valuing ending inventory. Labor overhead was applied as labor was incurred while materials overhead was applied at the time of shipping. During 1993, the Company completed a study to more precisely determine the labor overhead which should be applied to specific products, parts and accessories which resulted in the adoption of four separate labor overhead pools and the application of materials overhead upon the receipt of materials.

     The Company believes that the change in the application of this accounting principle is preferable because it more accurately assigns overhead costs to the products, parts and accessories which benefit from the related activities and thus improves the matching of costs with revenues in reporting operating results.


     The change in the application of this accounting principle resulted in an increase in net earnings of $742,000 (after reduction of income taxes of $455,000, or $0.02 per share), which reflects the cumulative effect of this change for the periods prior to January 1, 1994. The pro forma effects of the retroactive application of the change in accounting principle have not been disclosed because the effects cannot be reasonably estimated. The effect of the change for the period ended December 31, 1994 on the results of operations before the cumulative effect of the change is not material.

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES

  (e) Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Betterments which extend the useful life of the equipment are capitalized.

  (f) Depreciation and Amortization

     Depreciation on property, plant and equipment is calculated on the straight-line method over the estimated useful lives (thirty to forty years for the buildings and between three and ten years for most of the Company's other property and equipment) of the assets.

  (g) Goodwill

     Goodwill represents the excess purchase price over the fair value of net assets acquired and is amortized over five to thirty-five years from the date of acquisition using the straight-line method.

     The carrying value of goodwill is based on management's current assessment of recoverability. Management evaluates recoverability using both objective and subjective factors. Objective factors include management's best estimates of projected future earnings and cash flows and analysis of recent sales and earnings trends. Subjective factors include competitive analysis, technological advantage or disadvantage, and the Company's strategic focus.

  (h) Other Assets

     Other assets consist principally of patents, trademarks, cash and investments restricted for use by the Company's captive insurance company, and the estimated residual value of an asset subject to a leveraged lease. Patents and trademarks are amortized over the estimated useful life of the respective asset using the straight-line method.

  (i) Income Taxes

     The Company recognizes certain transactions in different time periods for financial reporting and income tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The provision for deferred income taxes represents the change in deferred income tax accounts during the year.

  (j) Common Stock and Earnings Per Common and Common Equivalent Share

     Earnings per common and common equivalent share are computed by dividing net earnings (after deducting preferred stock dividends and accretion) by the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options (using the treasury stock method). Earnings per share computed on a fully diluted basis is not presented as it is not significantly different from earnings per share computed on a primary basis.

  (k) Insurance Programs

     In 1993, the Company established the KCI Employee Benefits Trust (the "Trust") as a self-insurer for certain risks related to the Company's U.S. employee health plan and certain other benefits. The Company funds the Trust based on the value of expected future payments, including claims incurred but not reported. The Company has purchased insurance which limits the Trust's liability under the benefit plans.

     During 1993, the Company formed a wholly-owned captive insurance company, KCI Insurance Company, Ltd. (the "Captive"). The Captive reinsures the primary layer of commercial general liability,

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES
workers compensation and auto liability insurance for certain operating subsidiaries of the Company. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred based on actuarial reviews. The Company has obtained insurance coverage for catastrophic exposures as well as those risks required to be insured by law or contract.

  (l) Foreign Currency Translation

     The functional currency for the majority of the Company's foreign operations is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for balance sheet accounts using the exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period.

  (m) New Pronouncement -- Accounting for Asset Impairment

     During March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company is required to adopt Statement 121 in the fiscal year beginning January 1, 1996. Statement 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company has not completed all of the analysis required to estimate the impact of the new statement; however, the adoption of Statement 121 is not expected to have a material adverse impact on the Company's financial position or the results of its operations at the time of adoption.

  (n) Unaudited Information

     The financial statements as of September 30, 1995 and for the nine months ended September 30, 1994 and September 30, 1995, and related footnote disclosures to the extent they relate to such periods, have been prepared in accordance with generally accepted accounting principles for interim financial information and are unaudited. Accordingly, such data does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 1995 are not necessarily indicative of the results that may be expected for the year ending December 31, 1995.

NOTE 2. ACQUISITIONS AND DISPOSITIONS

     On September 30, 1994, the Company sold certain assets (the "Assets") used exclusively by Medical Services to Mediq/PRN under an Asset Purchase Agreement. Upon consummation of this transaction, Mediq/PRN acquired the Assets and assumed certain liabilities of Medical Services. The sales price was approximately $84.1 million. In conjunction with the sale, the Company and its affiliates agreed not to rent or distribute a portfolio of critical care and life support equipment for five years.

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES

     Gross proceeds included a cash payment of approximately $65.3 million and promissory notes in the aggregate principal amount of $18.8 million. The net proceeds of $72.8 million, pre-tax gain of $10.1 million, and after-tax net loss of $2.5 million were calculated, as follows (in thousands):

        Cash..............................................................  $ 65,300
        Notes receivable (See Note (3))...................................     9,852
        Fees and commissions..............................................    (2,329)
                                                                            --------
                  Net proceeds............................................    72,823
        Equipment and inventory sold......................................   (38,959)
        Goodwill..........................................................   (25,778)
        Accounts receivable provision.....................................      (479)
        Capital leases assumed............................................     2,514
                                                                            --------
                  Pre-tax gain on disposition.............................    10,121
                                                                            --------
        Tax expense.......................................................   (12,601)
                                                                            --------
                  Net loss on disposition.................................  $ (2,480)
                                                                            ========

     Tax expense exceeded the pre-tax gain amount due to the nondeductibility of $25.8 million in unamortized goodwill. In addition, the Asset Purchase Agreement includes a provision for a post-closing adjustment which may result in a reimbursement to the Buyer for a portion of the purchase price. The adjustment occurs if actual inventory or equipment levels are found to be lower than levels specified in the Asset Purchase Agreement. Interest accrues at the rate of 8% on any required payment.

     Assuming the sale was consummated as of the beginning of the current and prior fiscal year and excluding the after-tax loss on disposition, pro forma operating results of the Company would be as follows (in thousands):

                                                                      YEAR ENDED DECEMBER
                                                                              31,
                                                                     ---------------------
                                                                       1993         1994
                                                                     --------     --------
    Revenue........................................................  $212,882     $225,800
    Net earnings...................................................  $  8,064     $ 71,116
    Earnings per share.............................................  $   0.18     $   1.61
    Shares used....................................................    44,627       44,143

     In June 1993, the Company acquired the operating assets of Clinical Systems, Inc. ("CSI"), a provider of intravenous services and supplies to the home health care market, from a bank for $4.2 million, including direct acquisition costs. The Company recognized the excess cost of the assets acquired over the estimated fair value of such assets ("goodwill") of $1.4 million which was being amortized over 15 years. The net assets of CSI were sold as part of the sale of Medical Services and the unamortized goodwill was written off.


     In December 1992, the Company acquired the assets of Medical Retro Design, Inc. ("MRD"), a hospital bed refurbishment company for $1.1 million plus a continuing ten percent (10%) equity interest in the operations. The equity interest was subject to a put option for $1 million. In June 1993, the put option was exercised by its holder. In 1994, as a result of the Company's adoption of a plan to liquidate the assets of this subsidiary, goodwill of $1.5 million associated with MRD was written off. This write-off was treated as an unusual item.


     On April 23, 1993, KCI sold a 33% interest in MRD for $600,000. The purchaser's investment, net of its interest in operating loss, has been reported on the balance sheet as minority interest.

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES

     Detail of businesses acquired in purchase transactions is as follows (in thousands):

                                                                          1992       1993
                                                                         ------     ------
    Fair value of assets acquired, including goodwill..................  $2,849     $5,103
    Liabilities assumed................................................     (27)      (863)
    Minority interest..................................................    (990)        --
    Amounts paid in 1992 for 1991 acquisitions.........................   1,077         --
                                                                         ------     ------
    Net cash paid for acquisitions.....................................  $2,909     $4,240
                                                                         ======     ======

     These acquisitions have been accounted for under the purchase method and results of operations are included in the Company's results of operations from the date of acquisition.


     On June 15, 1995, the Company sold KCIFS to Cura Capital Corporation ("Cura") for cash under a Stock Purchase Agreement. Upon consummation of this transaction, Cura acquired all of the outstanding capital stock of KCIFS. Total proceeds from the sale were $7.2 million. This transaction resulted in a pre-tax loss of $2.9 million which is reflected in selling, general and administrative expenses for the nine months ended September 30, 1995. In addition, the Company and its affiliates agreed not to provide lease financing for medical equipment manufactured by third parties for a period of three years. KCIFS served as the leasing agent for Medical Services, certain assets of which were sold in September 1994. The operating results of KCIFS for 1995 and 1994 were not material as compared to the overall results of the Company.


NOTE 3. NOTES RECEIVABLE

     Notes receivable at December 31, 1994, consist of notes received from Mediq/PRN as part of the proceeds on the sale of Medical Services effective September 30, 1994. The values of the various notes receivable described below (in thousands):


                                                                             YEAR ENDED
                                                                          DECEMBER 31, 1994
                                                                     ---------------------------
                                                                     PRINCIPAL       STATED
                                                                      BALANCE     INTEREST RATE
                                                                     ---------   ---------------
    Note from Mediq/PRN due in 10 equal monthly installments
      beginning December, 1994.....................................   $  5,404          --
    Notes from PRN Holding, Inc. with interest accruing from March
      1996, payable quarterly, and principal due September, 1999...     10,000         10%
    Note from Mediq/PRN due in 12 equal monthly installments
      beginning December, 1994.....................................      2,734          8%
    Miscellaneous..................................................          4          --
                                                                       -------
    Total..........................................................     18,142
    Less discount and valuation allowance..........................     (8,941)
    Less amounts classified as current.............................     (6,014)
                                                                       -------
    Notes receivable, noncurrent...................................   $  3,187
                                                                       =======


     At the time of the sale, the Company received an opinion from an independent investment banker on the notes receivable which was used to arrive at the carrying values. The Company believes that the carrying amounts for notes receivable are reasonable estimates of the related fair values.

     In August 1995, the Company loaned $10.0 million to James R. Leininger, M.D., the principal shareholder and chairman of the Company's board of directors. The note is secured by a Stock Pledge Agreement covering one million shares of common stock in Kinetic Concepts, Inc. Interest is payable in annual installments at the rate of 7.94%. Any portion of the note may be prepaid. Otherwise, the note matures

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES
on August 21, 1997, at which date the unpaid principal balance is due and payable. If prior to maturity, any of the shares of stock securing the note are disposed of, 25% of the gross proceeds must be used to prepay the note.


NOTE 4. SUPPLEMENTAL BALANCE SHEET DATA

A summary of accounts receivable follows (in thousands):

                                                            DECEMBER 31,
                                                        --------------------     SEPTEMBER 30,
                                                          1993        1994           1995
                                                        --------     -------     -------------
    Trade accounts receivable.........................  $ 69,284     $61,722        $56,012
    Employee and other receivables....................     2,088       2,334          1,984
                                                        --------     -------        -------
                                                          71,372      64,056         57,996
    Less allowance for doubtful receivables...........     7,500       8,600          5,803
                                                        --------     -------        -------
                                                        $ 63,872     $55,456        $52,193
                                                        ========     =======        =======

Inventories are comprised of the following (in thousands):

                                                            DECEMBER 31,
                                                        --------------------     SEPTEMBER 30,
                                                          1993        1994           1995
                                                        --------     -------     -------------
    Finished goods....................................  $  5,902     $ 3,086        $ 3,605
    Work in process...................................     1,546       1,642          2,885
    Raw materials, supplies and parts.................    21,954      17,689         22,672
                                                        --------     -------        -------
                                                          29,402      22,417         29,162
    Less amounts expected to be converted into
      equipment for short-term rental.................     8,500       4,250          6,500
                                                        --------     -------        -------
                                                        $ 20,902     $18,167        $22,662
                                                        ========     =======        =======

Net property, plant and equipment consists of the following (in thousands):

                                                           DECEMBER 31,
                                                       ---------------------     SEPTEMBER 30,
                                                         1993         1994           1995
                                                       --------     --------     -------------
    Land.............................................  $    752     $    742       $     742
    Buildings........................................    10,016        9,882          11,085
    Equipment for short-term rental..................   199,561      117,745         111,546
    Machinery, equipment and furniture...............    27,380       29,041          31,717
    Leasehold improvements...........................       635          633             708
    Inventory to be converted into equipment.........     8,500        4,250           6,500
                                                       --------     --------       ---------
                                                        246,844      162,293         162,297
    Less accumulated depreciation and amortization...   133,242      110,936         101,467
                                                       --------     --------       ---------
                                                       $113,602     $ 51,357       $  60,830
                                                       ========     ========       =========

Accrued expenses consist of the following (in thousands):

                                                            DECEMBER 31,
                                                         -------------------     SEPTEMBER 30,
                                                          1993        1994           1995
                                                         -------     -------     -------------
    Payroll, commissions and related taxes.............  $ 7,875     $11,450        $11,464
    Insurance accruals.................................    3,530       4,143          4,336
    Accruals related to disposition of Medical
      Services.........................................       --       1,524            777
    Other accrued expenses (Note (11)).................   13,094      10,163         10,967
                                                         -------     -------        -------
                                                         $24,499     $27,280        $27,544
                                                         =======     =======        =======

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES

     The carrying amount of financial instruments in current assets and current liabilities approximate fair value because of the short maturity of these instruments.

NOTE 5. EQUIPMENT LEASES

     Through June 1995, the Company leased medical equipment to hospitals, nursing homes, doctors and others through KCIFS. Equipment leases that met the criteria for direct financing leases were carried at the gross investment in the lease less unearned income. Any equipment which did not meet the criteria for a direct financing lease was accounted for as an operating lease. Operating leases are usually for one to three year periods. The medical devices under the operating leases are included with property, plant and equipment in the accompanying December 31, 1994 and 1993 balance sheets at a cost of approximately $3.4 million and $5.4 million and accumulated depreciation of approximately $1.2 million and $2.1 million, respectively.

     Future minimum lease receivables under noncancelable leasing arrangements as of December 31, 1994 are as follows (in thousands):

                                                                       FINANCE        OPERATING
                                                                        LEASE           LEASE
                                                                     RECEIVABLES     RECEIVABLES
                                                                     -----------     -----------
    Year Ended
      1995.........................................................    $ 8,766         $ 1,041
      1996.........................................................      5,032             624
      1997.........................................................      2,537             340
      1998.........................................................      1,000              66
      1999.........................................................        521              --
                                                                     -----------     -----------
    Minimum lease payment receivables..............................     17,856         $ 2,071
                                                                                      ========
    Estimated residual value of leased property....................        519
    Less unearned income...........................................     (2,773)
    Less allowance for doubtful accounts...........................       (309)
                                                                     -----------
    Net investment in finance lease receivables....................     15,293
    Less current portion...........................................     (8,051)
                                                                     -----------
    Long-term portion..............................................    $ 7,242
                                                                      ========

     The carrying amounts of these leases approximate their fair market value. At September 30, 1995, there were no remaining finance or operating lease receivables (see Note 2).

NOTE 6. NOTE PAYABLE AND LONG-TERM OBLIGATIONS

     At December 31, 1994, KCIFS, had a note payable which provided for borrowings up to a maximum of $5.0 million with a bank. At December 31, 1994 and 1993, $1.9 million and $2.1 million, respectively, were outstanding and due on demand on the note payable. The term loan portion of this obligation is included in long-term obligations below. Interest on the note payable is at the bank's base lending rate plus one-half of one percent (9.0% at December 31, 1994).

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES

     A summary of long-term obligations follows (in thousands):

                                                                          DECEMBER 31,
                                                                       -------------------
                                                                         1993        1994
                                                                       --------     ------
    Term loan due in semiannual principal installments through
      August 1996....................................................  $ 50,000     $   --
    Revolving credit facility due February 1997......................    51,000         --
    Nonrecourse notes payable to financial institutions, interest rates ranging from 10.5% to 13.5%, payable through October
      1998...........................................................     2,560        891
    Other notes......................................................     4,845      5,155
                                                                       --------     ------
                                                                        108,405      6,046
    Less current installments........................................     8,872      3,410
                                                                       --------     ------
    Long-term obligations, excluding current installments............  $ 99,533     $2,636
                                                                       ========     ======

     On December 17, 1993, the Company entered into a revolving credit and term loan agreement (the "Credit Agreement") with a bank as agent for itself and certain other financial institutions. The Credit Agreement was subsequently amended on May 8, 1995 and provides for a $50 million one-year revolving credit facility with a two-year renewal option. Any advances under the Credit Agreement are due at the end of the period covered by the Credit Agreement. At September 30, 1995, the entire $50 million was available.

     The interest rate payable on borrowings under the Credit Agreement is at the election of the Company: (i) the Bank's reference rate (the "Reference Rate") or (ii) the London interbank offered rate quoted to the Bank, for one, two, three or six month Eurodollar deposits adjusted for appropriate reserves ("LIBOR") plus 40 basis points.

     The Credit Agreement requires that the Company maintain specified ratios and meet certain financial targets. The Credit Agreement also contains certain events of default, includes certain provisions governing a change in control of the Company and establishes various fees to be paid by the Company. At December 31, 1994 and September 30, 1995, the Company was in compliance with all covenants.

     In the fourth quarter of 1993, the Company recorded an extraordinary item of $400,000, net of a $267,000 tax benefit, or $0.01 per share related to the refinancing of its existing debt facility.

     The maturities of long-term obligations as of December 31, 1994 were as follows (in thousands):

        Year ending December 31:
          1995..............................................................  $3,410
          1996..............................................................   1,701
          1997..............................................................     815
          1998..............................................................     120
                                                                              ------
                                                                              $6,046
                                                                              ======

     The carrying value of the Company's long-term obligations approximates their fair value based on current rates for similar types of debt.

     Interest paid on debt during 1994, 1993 and 1992 amounted to $5.4 million, $7.0 million and $6.7 million, respectively.

NOTE 7. LEASING OBLIGATIONS

     At December 31, 1993, the gross amount of rental equipment under capital leases totaled $13.0 million and related accumulated depreciation totaled $7.7 million, respectively.

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES

     The Company also leases service vehicles, office space, various storage spaces and manufacturing facilities under noncancelable operating leases which expire at various dates over the next six years. Total rental expense for operating leases, net of sublease payments received, was $10.9 million, $11.1 million and $11.1 million for the years ended December 31, 1994, 1993 and 1992, respectively.

     Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 1994 are as follows (in thousands):

                                                                             OPERATING
                                                                              LEASES
                                                                             ---------
        1995...............................................................   $ 5,921
        1996...............................................................     3,324
        1997...............................................................     1,478
        1998...............................................................       721
        1999...............................................................       319
        Later years........................................................        16
                                                                              -------
        Total minimum lease payments.......................................   $11,779
                                                                              =======

NOTE 8. INCOME TAXES

     The Company adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" as of January 1, 1993. The cumulative effect of this change in accounting for income taxes of $450,000 was determined as of January 1, 1993, and is reported separately in the consolidated statement of earnings for the year ended December 31, 1993. The 1992 financial statements have not been restated to apply the provisions of Statement 109.

     Earnings before income taxes consists of the following (in thousands):

                                                           YEAR ENDED DECEMBER 31,
                                                       --------------------------------
                                                        1992        1993         1994
                                                       -------     -------     --------
        Domestic.....................................  $41,270     $10,022     $110,287
        Foreign......................................    6,647       4,605        9,263
                                                       -------     -------     --------
                                                       $47,917     $14,627     $119,550
                                                       =======     =======     ========

     Income tax expense attributable to income from continuing operations consists of the following (in thousands):

                                                         YEAR ENDED DECEMBER 31, 1994
                                                       --------------------------------
                                                       CURRENT     DEFERRED      TOTAL
                                                       -------     --------     -------
        Federal......................................  $56,697     $(11,031)    $45,666
        State........................................    8,212         (756)      7,456
        International................................    3,282           --       3,282
                                                       -------     --------     -------
                                                       $68,191     $(11,787)    $56,404
                                                       =======     ========     =======

                                                         YEAR ENDED DECEMBER 31, 1993
                                                       --------------------------------
                                                       CURRENT     DEFERRED      TOTAL
                                                       -------     --------     -------
        Federal......................................  $ 4,483     $ (1,071)    $ 3,412
        State........................................    1,565         (574)        991
        International................................    2,710           62       2,772
                                                       -------     --------     -------
                                                       $ 8,758     $ (1,583)    $ 7,175
                                                       =======     ========     =======

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES

                                                         YEAR ENDED DECEMBER 31, 1992
                                                       --------------------------------
                                                       CURRENT     DEFERRED      TOTAL
                                                       -------     --------     -------
        Federal......................................  $15,391     $ (1,492)    $13,899
        State........................................    3,216       (1,019)      2,197
        International................................    3,309           --       3,309
                                                       -------     --------     -------
                                                       $21,916     $ (2,511)    $19,405
                                                       =======     ========     =======

     Income tax expense attributable to income from continuing operations differed from the amounts computed by applying the statutory tax rate of 35 percent in 1994 and 1993, and 34 percent in 1992 to pretax income from continuing operations as a result of the following (in thousands):

                                                                YEAR ENDED DECEMBER 31,
                                                            -------------------------------
                                                             1992        1993        1994
                                                            -------     -------     -------
    Computed "expected tax" expense.......................  $16,292     $ 5,119     $41,843
    Goodwill..............................................      787         824       9,307
    State income taxes, net of Federal benefit............    1,449         644       4,846
    Loss in majority-owned subsidiary.....................       --         802          --
    Effect of change in tax rates on temporary
      differences.........................................       --         250          --
    Foreign income taxed at other than U.S. rates.........      528       1,159         350
    Utilization of foreign net operating loss
      carryforwards.......................................       --      (1,319)       (814)
    Nonconsolidated foreign net operating loss............       --          --         566
    Foreign, other........................................      250        (135)        271
    Effect of change in inventory accounting method.......       --          --         455
    Other, net............................................       99        (169)       (420)
                                                            -------     -------     -------
                                                            $19,405     $ 7,175     $56,404
                                                            =======     =======     =======

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and December 31, 1993 are presented below (in thousands):


                                                                        1993        1994
                                                                      --------     -------
    Deferred tax assets:
    Accounts receivable, principally due to allowance for doubtful
      accounts......................................................  $  2,133     $ 3,083
    Intangible assets, deducted for book purposes but capitalized
      and amortized for tax purposes................................       429          51
    Net operating loss carryforwards................................     1,316       1,193
    Inventories, principally due to additional costs capitalized for
      tax purposes pursuant to the Tax Reform Act of 1986...........        31       1,064
    Notes receivable, basis difference..............................        --         679
    Nondeductible loss in subsidiary................................       628          --
    Legal fees, capitalized and amortized for tax purposes..........        --         672
    Other...........................................................       122         139
                                                                       -------     -------
      Total gross deferred tax assets...............................     4,659       6,881
      Less valuation allowance......................................    (1,944)     (1,193)
                                                                       -------     -------
      Net deferred tax assets.......................................     2,715       5,688
    Deferred tax liabilities:
    Plant and equipment, principally due to differences in
      depreciation and basis........................................    (8,978)     (1,032)
    Accrued liabilities, not currently deductible for tax
      purposes......................................................      (463)       (256)
    Deferred state tax liability....................................      (900)       (144)
    Other...........................................................       (84)       (179)
                                                                       -------     -------
      Total gross deferred tax liabilities..........................   (10,425)     (1,611)
                                                                       -------     -------
      Net deferred tax asset (liability)............................  $ (7,710)    $ 4,077
                                                                       =======     =======


     At December 31, 1994, the Company had $1.6 million of operating loss carryforwards available to reduce future taxable income of certain international subsidiaries. These loss carryforwards must be utilized within the applicable carryforward periods. A valuation allowance has been provided for the deferred tax assets related to loss carryforwards. Carryforwards of $600,000 can be used indefinitely and the remainder expire between 1995 and 2000.

     The Company anticipates that the reversal of existing taxable temporary differences and future taxable income will provide sufficient taxable income to realize the tax benefit of the remaining deferred tax assets.

     Income taxes paid during 1994, 1993, and 1992 were $57.3 million, $13.3 million and $20.5 million, respectively.

NOTE 9. SHAREHOLDERS' EQUITY AND EMPLOYEE BENEFIT PLANS

  Common Stock


     The Company is authorized to issue 100 million shares of Common Stock, $.001 par value (the "Common Stock"). The number of shares of Common Stock issued and outstanding at September 30, 1995, December 31, 1994 and December 31, 1993 was 44,269,000, 43,921,000 and 45,501,000, respectively.


  Treasury Stock

     In February 1993, the Company's Board of Directors approved a program to repurchase up to three million shares of its Common Stock. The Company repurchased 237,000 shares during 1994 and

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES

582,000 shares during 1993. In 1994, the Company's Board of Directors adopted a resolution to return all repurchased shares to the status of authorized but unissued shares. In accordance with this resolution, the Company retired 1,779,000 treasury shares during 1994.

  Preferred Stock

     The Company is authorized to issue up to 20 million shares of preferred stock, par value $0.001 per share, in one or more series. As of December 31, 1994 and December 31, 1993, none were outstanding.

  Options

     The 1987 Kinetic Concepts, Inc. Key Contributor Stock Option Plan (the "Key Contributor Stock Option Plan") covers up to an aggregate of 5,750,000 shares of the Company's Common Stock. Options may be granted under the Key Contributor Stock Option Plan to employees (including officers), non-employee directors and consultants of the Company. The exercise price of the options is determined by a committee of the Board of Directors of the Company. The Key Contributor Stock Option Plan permits the Board of Directors to declare the terms for payment when such options are exercised. Options may be granted with a term not exceeding ten years.

     The following table summarizes the activity in the Company's Key Contributor Stock Option Plan (in thousands, except per share data):

                                                            SHARES      OPTION PRICE PER SHARE
                                                            ------     ------------------------
    Outstanding, January 1, 1992..........................   2,122      $2.75      to   $10.00
    Granted...............................................     515     $8.1875     to   $8.625
    Canceled..............................................    (204)     $3.50      to   $10.00
    Exercised.............................................    (631)     $2.75      to   $5.75
                                                            ------
    Outstanding, December 31, 1992........................   1,802      $3.00      to   $8.625
    Granted...............................................   1,212      $3.75      to   $7.625
    Canceled..............................................    (346)     $3.50      to  $8.1875
    Exercised.............................................     (62)     $3.50      to   $5.75
                                                            ------
    Outstanding, December 31, 1993........................   2,606      $3.00      to   $8.625
    Granted...............................................   2,116      $3.375     to   $6.00
    Canceled..............................................  (1,556)     $3.50      to   $8.625
    Exercised.............................................    (199)     $3.50      to   $5.75
                                                            ------
    Outstanding, December 31, 1994........................   2,967      $3.00      to   $8.625
                                                            ======

     As of December 31, 1994 and 1993, 1.1 million and 819,000 options were exercisable and 1.4 million and 733,000 shares were available for future grants, respectively.

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES

     The 1988 Kinetic Concepts, Inc. Directors Stock Option Plan (the "Directors Stock Option Plan") covers an aggregate of 300,000 shares of the Company's Common Stock and may be granted to non-employee directors of the Company. The exercise price of options granted under the Directors Stock Option Plan shall be the fair market value of the shares of the Company's Common Stock on the date that such option is granted. The following table summarizes the activity in the Directors Stock Option Plan (in thousands, except per share data):

                                                             SHARES     OPTION PRICE PER SHARE
                                                             ------     -----------------------
    Outstanding, January 1, 1992...........................    126       $4.125     to  $13.25
    Granted................................................      8       $8.75      to  $9.375
    Exercised..............................................    (15)      $7.00
                                                             ------
    Outstanding, December 31, 1992.........................    119       $4.125     to  $13.25
    Granted................................................      8       $4.50
    Exercised..............................................    (57)      $7.00
    Lapsed.................................................     (8)     $13.125     to  $13.25
                                                             ------
    Outstanding, December 31, 1993.........................     62       $4.125     to  $9.375
    Granted................................................      8       $3.75      to   $4.50
    Exercised..............................................     --         --
    Lapsed.................................................     (8)      $5.00      to   $5.25
                                                             ------
    Outstanding, December 31, 1994.........................     62       $3.75      to  $9.375
                                                             =====

     In July 1991, the Company granted options to three non-employee directors of the Company to acquire a total of 30,000 shares of the Company's Common Stock at $5.00 per share (the fair market value at date of grant). At December 31, 1994, 20,000 options are exercisable and expire ten years from the grant date.


     In addition, in April 1993, the Company granted a warrant to the Medical Retro Design minority interest holder to acquire 150,000 shares of the Company's common stock at $6.625 per share (the fair market value at date of grant). The Company has also agreed to grant warrants to purchase up to an additional 150,000 shares of the Company's Common Stock at an exercise price equal to the fair market value of the Company's Common Stock on the date of grant. The number of shares subject to such additional warrants is based upon performance and certain other criteria. These warrants are exercisable and expire over a five-year period from the date of such grants.


     During 1994, the Chairman of the Board issued options for 440,000 of his shares at fair market value of $5.74 to the newly appointed Chief Executive Officer.

  Employee Stock Ownership Plan

     The Company has established an Employee Stock Ownership Plan (the "ESOP") covering employees of the Company who meet minimum age and length of service requirements. The ESOP enables eligible employees to acquire a proprietary interest in the Company. As of December 31, 1994, and December 31, 1993, 500,000 and 400,000 shares, respectively, of the stock owned by the ESOP were allocated to employees. Based on the number of shares planned to be allocated for the year, ESOP expense recorded during 1994, 1993, and 1992 amounted to $476,000, $594,000 and $590,000, including $5,000, $55,000 and $90,000 of interest expense related to a loan agreement with a bank, respectively.

  Investment Plan

     The Company has an Investment Plan intended to qualify as a deferred compensation plan under Section 401(k) of the Internal Revenue Code of 1986. The Investment Plan is available to all domestic employees and the Company matches employee contributions up to a specified limit. In 1994, 1993 and 1992, $314,000, $308,000 and $318,000, respectively, was charged to expense for matching contributions.

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES

NOTE 10. COMMITMENTS AND CONTINGENCIES

     On February 21, 1992, Novamedix Limited filed a lawsuit against the Company in the United States District Court for the Western District of Texas. Novamedix holds the patent rights to the principal product which directly competes with the PlexiPulse. The suit alleges that the PlexiPulse infringes several patents held by Novamedix, that the Company breached a confidential relationship with Novamedix and a variety of subsidiary claims. Novamedix seeks injunctive relief and monetary damages. Discovery in this case has been substantially completed. Although it is not possible to predict the outcome of this litigation or the damages which could be awarded, the Company believes that its defenses to these claims are meritorious and that the litigation will not have a material adverse effect on the Company's business, financial condition or results of operations.

     The Company is party to several lawsuits arising in the ordinary course of business, including product liability claims and is contesting certain adjustments proposed by the Internal Revenue Service to prior years' tax returns. Provisions have been made in the accompanying financial statements for estimated exposures related to these lawsuits and adjustments. In the opinion of management, the disposition of these items will not have a material effect on the Company's business, financial condition or results of operations.

     See discussion of self-insurance program at Note 1 and lease commitments at
Note 7.

NOTE 11. UNUSUAL ITEMS

     During the third quarter of 1994, the Company recorded a gain from the settlement of a patent infringement lawsuit brought against SSI. The settlement was $84.8 million. Net of legal expenses, this transaction added $81.6 million of pretax income to the 1994 results. In addition, a $10.1 million pre-tax gain from the sale of Medical Services was recognized. The Company recorded certain other unusual items, primarily planned dispositions of underutilized rental assets and overstocked inventories of $6.8 million.

     A summary of unusual items follows (in thousands):

                                                                    1993        1994
                                                                   -------     -------
        SSI settlement, net of legal fees......................... $    --     $81,596
        Gain from Medical Services sale (Note 2)..................      --      10,121
        Equipment and inventory write-downs.......................  (4,850)     (4,045)
        Other charges.............................................  (1,855)     (2,804)
                                                                    ------     -------
                  Unusual items in operating earnings............. $(6,705)    $84,868
                                                                    ======     =======

     During the fourth quarter of 1993, the Company recorded unusual items of $6.7 million. Adjustments to the carrying values of assets and liabilities, primarily related to planned dispositions of underutilized rental assets and overstocked inventories, totaling $4.8 million were charged to unusual items. Unusual items also includes provisions of $900,000 relating to losses anticipated for the relocation of certain operations as well as certain other severance costs. A provision for anticipated losses of $1 million related to product liability claims was also charged to unusual items when one of the Company's former insurance carriers was placed into receivership.

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES

NOTE 12. SEGMENT AND GEOGRAPHIC INFORMATION

     The Company operates primarily in one industry segment: the distribution of specialty therapeutic beds and rental medical devices to select health care providers.

     A summary of financial information by geographic area is as follows (in thousands):

                                                          YEAR ENDED DECEMBER 31, 1994
                                               ---------------------------------------------------
                                               DOMESTIC    FOREIGN    ELIMINATIONS    CONSOLIDATED
                                               --------    -------    ------------    ------------
    Total revenue:
      Unaffiliated customers.................. $223,202    $46,444      $     --        $269,646
      Intercompany transfers..................    5,489         --        (5,489)             --
                                               --------    -------      --------        --------
              Total........................... $228,691    $46,444      $ (5,489)       $269,646
                                               ========    =======      ========        ========
    Operating earnings........................ $117,368    $ 7,737      $ (1,027)       $124,078
                                               ========    =======      ========        ========
    Total assets:
      Identifiable assets..................... $156,248    $41,756      $ (8,514)       $189,490
                                               ========    =======      ========
      Corporate assets                                                                    43,241
                                                                                        --------
              Total assets....................                                          $232,731
                                                                                        ========

                                                          YEAR ENDED DECEMBER 31, 1993
                                               ---------------------------------------------------
                                               DOMESTIC    FOREIGN    ELIMINATIONS    CONSOLIDATED
                                               --------    -------    ------------    ------------
    Total revenue:
      Unaffiliated customers.................. $229,301    $39,571      $     --        $268,872
      Intercompany transfers..................    3,644         --        (3,644)             --
                                               --------    -------      --------        --------
              Total........................... $232,945    $39,571      $ (3,644)       $268,872
                                               ========    =======      ========        ========
    Operating earnings........................ $ 14,941    $ 6,073      $   (479)       $ 20,535
                                               ========    =======      ========        ========
    Total assets:
      Identifiable assets..................... $244,495    $37,285      $ (7,487)       $274,293
                                               ========    =======      ========
      Corporate assets........................                                            10,280
                                                                                        --------
              Total assets....................                                          $284,573
                                                                                        ========

                                                          YEAR ENDED DECEMBER 31, 1992
                                               ---------------------------------------------------
                                               DOMESTIC    FOREIGN    ELIMINATIONS    CONSOLIDATED
                                               --------    -------    ------------    ------------
    Total revenue:
      Unaffiliated customers.................. $238,464    $40,027      $     --        $278,491
      Intercompany transfers..................    3,891         --        (3,891)             --
                                               --------    -------      --------        --------
              Total........................... $242,355    $40,027      $ (3,891)       $278,491
                                               ========    =======      ========        ========
    Operating earnings........................ $ 49,222    $ 6,728      $   (838)       $ 55,112
                                               ========    =======      ========        ========
    Total assets:
      Identifiable assets..................... $246,949    $43,294      $(10,291)       $279,952
                                               ========    =======      ========
      Corporate assets........................                                             6,963
                                                                                        --------
              Total assets....................                                          $286,915
                                                                                        ========

     Domestic intercompany transfers primarily represent shipments of equipment and parts to international subsidiaries. These intercompany shipments are made at transfer prices which approximate prices charged to

                    KINETIC CONCEPTS, INC. AND SUBSIDIARIES
unaffiliated customers and have been eliminated from consolidated net revenues. Corporate assets consist primarily of cash and cash equivalents.

NOTE 13. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The unaudited consolidated results of operations by quarter are summarized below (in thousands):


                                                           YEAR ENDED DECEMBER 31, 1994
                                                     ----------------------------------------
                                                      FIRST     SECOND      THIRD     FOURTH
                                                     QUARTER    QUARTER    QUARTER    QUARTER
                                                     -------    -------    -------    -------
    Revenue........................................  $72,084    $67,751    $70,239    $59,572(a)
    Operating earnings.............................  $ 9,161    $ 8,035    $93,202    $13,680(b)
    Net earnings...................................  $ 4,264    $ 3,173    $48,641    $ 8,305(b)
    Earnings per common and common
      equivalent share.............................    $0.10      $0.07      $1.10      $0.19(b)



                                                           YEAR ENDED DECEMBER 31, 1993
                                                     ----------------------------------------
                                                      FIRST     SECOND      THIRD     FOURTH
                                                     QUARTER    QUARTER    QUARTER    QUARTER
                                                     -------    -------    -------    -------
    Revenue........................................  $69,963    $63,594    $67,803    $67,512
    Operating earnings(loss).......................  $11,345    $ 4,671    $ 5,305    $  (786)(b)
    Net earnings (loss)............................  $ 6,192    $ 1,503    $ 1,324    $  (957)(b)
    Earnings (loss) per common and common
      equivalent share.............................    $0.14      $0.03      $0.03     $(0.02)(b)



                                                           YEAR ENDED DECEMBER 31, 1992
                                                     ----------------------------------------
                                                      FIRST     SECOND      THIRD     FOURTH
                                                     QUARTER    QUARTER    QUARTER    QUARTER
                                                     -------    -------    -------    -------
    Revenue........................................  $69,280    $66,818    $70,282    $72,111
    Operating earnings.............................  $14,257    $12,659    $13,951    $14,245
    Net earnings...................................  $ 7,208    $ 6,320    $ 7,305    $ 7,679
    Earnings per common and common
      equivalent share.............................    $0.16      $0.14      $0.16      $0.17


---------------

(a) See discussion of acquisitions/dispositions at Note 2.

(b) See discussion of unusual items at Note 11 and extraordinary item at Note 6.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOR CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFERS OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF THE TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS


                                                       PAGE
                                                       ----
                  Prospectus Summary...................   3
                  Risk Factors.........................   6
                  Use of Proceeds......................   9
                  Price Range of Common Stock..........   9
                  Dividend Policy......................   9
                  Capitalization.......................  10
                    Selected Consolidated Financial
                    Data...............................  11
                  Unaudited Pro Forma Condensed
                    Consolidated Statements of
                    Earnings...........................  12
                  Management's Discussion and Analysis
                    of Financial Condition and Results
                    of Operations......................  16
                  Business.............................  26
                  Management...........................  42
                  Principal and Selling Shareholders...  45
                  Description of Capital Stock.........  48
                  Shares Eligible for Future Sale......  49
                  Underwriting.........................  50
                  Legal Matters........................  51
                  Experts..............................  51
                  Available Information................  51
                  Additional Information...............  52
                  Documents Incorporated by
                    Reference..........................  52
                  Index to Consolidated Financial
                    Statements......................... F-1


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                      LOGO

                             KINETIC CONCEPTS, INC.

                                8,185,849 SHARES

                                  COMMON STOCK

                             ---------------------
                                   PROSPECTUS
                             ---------------------

                            BEAR, STEARNS & CO. INC.

                               ALEX. BROWN & SONS
                                  INCORPORATED


                                              , 1996


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table indicates the expenses to be incurred in connection with the issuance and distribution of the securities described in this registration statement, other than underwriting discounts and commissions. The Company and the Selling Shareholders will pay all such expenses.


    SEC registration fee......................................................  $ 37,100
    Blue sky fees and expenses................................................    15,000
    NASD fees.................................................................    11,400
    Accounting fees and expenses..............................................   125,000
    Legal fees and expenses...................................................   175,000
    Fees of Transfer Agent and Registrar......................................     2,000
    Printing and engraving fees and expenses..................................   150,000
    Miscellaneous.............................................................    10,000
                                                                                --------
              Total...........................................................  $525,500
                                                                                ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article 2.02-1 of the Texas Business Corporation Act (the "Act") empowers a Texas corporation to indemnify any person who was, is, or is threatened to be made, a named defendant or respondent to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such action, suit or proceeding, and any inquiry or investigation that could lead to such an action, suit or proceeding, because the person is or was a director of such corporation, and any person who, while serving as a director of such corporation, was serving at the request of such corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another corporation or enterprise. This indemnity may include judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses actually incurred by such person in connection with such action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification of a director is not permitted if the person is found liable for willful and intentional misconduct in the performance of his duty to the corporation, is found to be liable on the basis of the receipt of an improper benefit or is found liable to the corporation. A Texas corporation is also permitted to indemnify and advance expenses to officers, employees and agents who are not directors to such extent as may be provided by its articles of incorporation, bylaws, action of board of directors, a contract or required by common law. No indemnification shall be permitted if the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation. A Texas corporation is required to indemnify a director or officer against reasonable expenses incurred by him in connection with a proceeding in which he is named as a defendant or respondent because he is or was a director or officer if he has been wholly successful, on the merits or otherwise, in defense of the proceeding.

     Article VIII of the Bylaws of the Company provides for indemnification of the directors and officers of the Company to the fullest extent permitted by law, as now in effect or later amended. Article VIII, Section I of the Bylaws provides that expenses incurred by a director or officer in defending a suit or other similar proceeding will be paid by the Company upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that such director or officer is not entitled to be indemnified by the Company.

     The Company also has provided liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Company.

     Additionally, Article Seven of the Company's Restated Articles of Incorporation limits the liability of the Company's directors under certain circumstances. Article Seven states:

        A Director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for an act or omission in the Director's capacity as a director, except for liability for (a) a breach of the Director's duty of loyalty to the Corporation or its shareholders, (b) an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, (c) a transaction from which the Director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the Director's office, (d) an act or omission for which the liability of the Director is expressly provided for by statute, or (e) an act related to an unlawful stock repurchase or payment of a dividend.

     If the Act hereafter is amended to authorize further elimination of the liability of directors, then the liability of a director of the Corporation, in addition to the limitation on the personal liability provided herein, shall be limited to the fullest extent permitted by the Act as amended. Any repeal or modification of this Article Seven by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a Director at the time of such repeal or modification.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


     *1.1  -- Form of Underwriting Agreement
      4.1  -- Restated Articles of Incorporation of the Registrant (filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1 (Registration No. 33-21353),
              as amended, and incorporated herein by reference)
      4.2  -- Restated By-Laws of the Registrant (filed as Exhibit 3.3 to the Company's
              Registration Statement on Form S-1 (Registration No. 33-21353), as amended, and incorporated herein by reference)
     *5.1  -- Opinion of Cox & Smith Incorporated
    *15.1  -- Letter of KPMG Peat Marwick LLP dated December 27, 1995
    *23.1  -- Consent of KPMG Peat Marwick LLP
    *23.3  -- Consent of Cox & Smith Incorporated included in Exhibit 5.1.
   **24.1  -- Powers of Attorney appear on Page II-4.
   **27.1  -- Financial Data Schedule


---------------

 * Filed herewith.


** Previously filed with the Registration Statement.



ITEM 17.  UNDERTAKINGS


     A. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     B. The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement or in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Antonio, and State of Texas, on the 27th day of December, 1995.


                                            KINETIC CONCEPTS, INC.


                                            By:  /s/  RAYMOND R. HANNIGAN

                                               -----------------------------
                                                    Raymond R. Hannigan,
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Raymond R. Hannigan, Bianca A. Rhodes and Dennis
E. Noll, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.


                  SIGNATURE                           NAME AND TITLE                 DATE
---------------------------------------------   ---------------------------   ------------------
                      *                         Chairman of the Board of       December 27, 1995
---------------------------------------------     Directors
           James R. Leininger, M.D.

           /s/  RAYMOND R. HANNIGAN             Director, President and        December 27, 1995
---------------------------------------------     Chief Executive Officer
             Raymond R. Hannigan                  (Principal Executive
                                                  Officer)

            /s/  BIANCA A. RHODES               Senior Vice President,         December 27, 1995
---------------------------------------------     Finance and Chief
               Bianca A. Rhodes                   Financial Officer
                                                  (Principal Financial
                                                  Officer and Principal
                                                  Accounting Officer)

                      *                         Director                       December 27, 1995
---------------------------------------------
           Peter A. Leininger, M.D.

                      *                         Director                       December 27, 1995
---------------------------------------------
                Sam A. Brooks

                      *                         Director                       December 27, 1995
---------------------------------------------
               Frank A. Ehmann

                      *                         Director                       December 27, 1995
---------------------------------------------
         Bernhard T. Mittemeyer, M.D.

        *By:  /s/  RAYMOND R. HANNIGAN
              -------------------------------
                   Raymond R. Hannigan
                     Attorney-in-fact


                                  Appendix A


Captions for Inside Front Cover of KCI Prospectus

---------------------------------------------------------------------------------------------------------------------------
                 TriaDyne               |              RotoRest Delta            |                BioDyne II
  Acute care specialty bed              |  Lateral rotation Kinetic Therapy bed  |  Air suspension kinetic therapy bed
----------------------------------------|----------------------------------------|-----------------------------------------
                KinAir III              |              DynaPulse Plus            |              FirstStep Plus
  Air suspension bed                    |  Air suspension bed                    |  Mattress replacement system
----------------------------------------|----------------------------------------|-----------------------------------------
                 HomeKair               |               HomeKair DMS             |              AirWorks Plus
  Framed home care bed                  |  Home mattress replacement system      |  Mattress overlay
----------------------------------------|----------------------------------------|-----------------------------------------
                 BariKare               |               FirstStep HD             |             Baritric Bundle
  Bed/chair system for obese patients   |  Mattress overlay for BariKare         |  Assorted products for obese patients
----------------------------------------|----------------------------------------|-----------------------------------------
                The V.A.C.              |                PlexiPulse              |        PlexiPulse All-in-1 System
  Pump unit of wound closure medical    |  Mechanical foor compression device    |  Calf application of foot and calf
  device                                |                                        |  compression device
---------------------------------------------------------------------------------------------------------------------------

Captions for Inside Back Cover of KCI Prospectus

---------------------------------------------------------------------------------------------------------------------------
                             TriaDyne                          |                          BariKare
  Acute care specialty bed                                     |    Bed/chair system for obese patients
---------------------------------------------------------------|-----------------------------------------------------------
                    PlexiPulse All-in-1 System                 |                         The V.A.C.
  Calf application of foot and calf compression device         |    Pump unit of wound closure medical device
---------------------------------------------------------------------------------------------------------------------------

                                 EXHIBIT INDEX


                                                                                   SEQUENTIALLY
 EXHIBIT                                                                            NUMBERED
   NO.                                   DESCRIPTION                                  PAGE
----------                               -----------                               -----------
    *1.1   -- Form of Underwriting Agreement
     4.1   -- Restated Articles of Incorporation of the Registrant (filed as
              Exhibit 3.2 to the Company's Registration Statement on Form S-1
              (Registration No. 33-21353), as amended, and incorporated herein by reference)
     4.2   -- Restated By-Laws of the Registrant (filed as Exhibit 3.3 to the
              Company's Registration Statement on Form S-1 (Registration No.
              33-21353), as amended, and incorporated herein by reference)
    *5.1   -- Opinion of Cox & Smith Incorporated
   *15.1   -- Letter of KPMG Peat Marwick LLP dated December 27, 1995
   *23.1   -- Consent of KPMG Peat Marwick LLP
   *23.3   -- Consent of Cox & Smith Incorporated included in Exhibit 5.1
  **24.1   -- Powers of Attorney appear on Page II-4.
  **27.1   -- Financial Data Schedule


---------------

  * Filed herewith


 ** Previously filed with the Registration Statement